Filed Pursuant to Rule 424(b)(5)
Registration No. 333-100165
PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 8, 2002)

5,000,000 Shares

Shurgard Storage Centers, Inc.

Class A Common Stock

$32.50 per share

          We are selling 5,000,000 shares of our class A common stock, par value $0.001 per share. In this prospectus, we refer to the class A common stock as common stock. We have granted the underwriters an option to purchase up to 750,000 additional shares of common stock to cover over-allotments.

      Our common stock is listed on the New York Stock Exchange under the symbol “SHU.” The last reported sale price of our common stock on the New York Stock Exchange on July 10, 2003, was $32.70 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement and on page 5 of the accompanying prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$32.50	$162,500,000
Underwriting Discount	$1.381	$6,905,000
Proceeds to us (before expenses)	$31.119	$155,595,000

      The underwriters expect to deliver the shares to purchasers on or about July 16, 2003.

Citigroup

Banc of America Securities LLC
Merrill Lynch & Co.

July 11, 2003

      You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than their respective dates.

      In this prospectus supplement, the words “we,” “our,” “ours” and “us” refer to Shurgard Storage Centers, Inc. and its subsidiaries, joint ventures and predecessors, unless the context indicates otherwise.

      Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Such transactions may include stabilization, the purchase of securities to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see “Underwriting.”

HOW TO OBTAIN MORE INFORMATION

      We file reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read any document we file at the SEC’s public reference room at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. You also may read our filings at the SEC’s Web site at www.sec.gov.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, or the Securities Act. This prospectus supplement and the accompanying prospectus do not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference room or Web site. Our statements in this prospectus supplement and the accompanying prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

      The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with it. This means that we have disclosed important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus supplement and the accompanying prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, Commission File No. 001-11455, after the date of this prospectus supplement and prior to the completion of this offering:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 17, 2003, as amended by our annual report on Form 10-K/ A, filed May 21, 2003;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2003, filed on May 20, 2003; and

•	Our current reports on Form 8-K, filed March 19, 2003, March 20, 2003, May 16, 2003, June 2, 2003, July 2, 2003, July 7, 2003 and July 11, 2003.

      You may obtain copies of these documents (other than exhibits) free of charge through our Web site at www.shurgard.com or by contacting our Secretary at our principal offices, which are located at 1155 Valley Street, Suite 400, Seattle, Washington 98109, telephone number (206) 624-8100.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus supplement and the accompanying prospectus contain forward-looking statements. These statements relate to future events or our future financial performance. All statements other than statements of historical fact we make in this prospectus supplement, the accompanying prospectus or any document incorporated by reference are forward-looking. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms or other terminology. These statements are only predictions. Forward-looking statements are inherently uncertain. Our actual results may differ significantly from our expectations. The sections entitled Risk Factors that appear in this prospectus supplement, the accompanying prospectus and our annual report on Form 10-K/A describe some, but not all, of the factors that could cause these differences.

i

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

      Our common stock may not be offered or sold to any person in the United Kingdom, other than to persons whose ordinary activities involve them acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act of 2001.

NOTICE TO PROSPECTIVE INVESTORS IN THE NETHERLANDS

      In the Netherlands, the common stock described in this prospectus supplement and the accompanying prospectus may not, is not and will not be offered, distributed, sold, transferred or delivered, directly or indirectly, to any person other than to individuals or legal entities who or which trade in securities in the conduct of their profession or trade within the meaning of Section 2 of the exemption regulation pursuant to The Netherlands Securities Market Supervision Act 1995 (“Vrijstellingsregeling Wet toezicht effectenverkeer 1995”), which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises that, as an ancillary activity, regularly invest in securities.

ii

SUMMARY

      The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and the related notes appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. The following summary contains basic information about the offering.

Shurgard

Overview

      We are a real estate investment trust, or REIT, that develops, acquires, owns and manages self storage centers and related operations in the United States and Europe. Our self storage centers offer easily accessible storage space for personal and business uses. Our strategy is to be the global leader in storage products and services by offering high quality, conveniently located and secure self storage and a high level of customer service. This strategy enables us to position ourselves as a premium-priced storage provider in our target markets. We believe that our focus on quality and consistency enables us to further increase awareness of the Shurgard brand, obtain repeat business and differentiate ourselves from our competitors. We seek to own and operate self storage centers that are located in major metropolitan areas along retail and high-traffic corridors. We are one of the four largest operators of self storage centers in the United States, the largest operator in Europe and, we believe, one of the few that has successfully developed a recognizable brand name in the self storage industry. Our self storage centers are clearly identifiable because of the trademark “lighthouse” structure at the entrance to most of our properties.

      As of March 31, 2003, we operated a network of 561 storage centers and two business parks located throughout the United States and in Europe. Of these properties, we own or lease, directly and through our subsidiaries and joint ventures, 535 properties containing approximately 34.1 million net rentable square feet and manage for third parties 28 properties containing approximately 1.6 million rentable square feet. As of March 31, 2003, we owned or leased 439 U.S. properties in 21 states, including 87 properties in which we hold joint venture interests ranging from 50% to 99.6%. As of March 31, 2003, Shurgard Self Storage SCA, a joint venture that we established to develop the Shurgard concept in selected European markets and that we refer to as Shurgard Europe, owned or leased 96 European properties in six countries and had 11 properties under development. For the three months ended March 31, 2003, our U.S. properties had a weighted average annual net rentable square foot occupancy rate of 80% and a weighted average rent per net rentable square foot of $11.19, and Shurgard Europe’s properties had a weighted average annual net rentable square foot occupancy rate of 55% and a weighted average rent per net rentable square foot of $18.43. The occupancy rate of Shurgard Europe’s properties is lower than that of our U.S. properties because approximately 70% of Shurgard Europe’s properties have been developed since January 1, 2000 and many of these properties are still undergoing lease-up.

Shurgard Europe

      Business Opportunity. We conduct our European operations through Shurgard Europe. Shurgard Europe began operations in 1995. Since then, it has built the largest self storage network in Europe and, we believe, established the most widely recognized European brand in the self storage industry. In addition to Shurgard Europe’s 96 storage centers, it also has 11 properties under development, eight of which it has transferred to First Shurgard SPRL, Shurgard Europe’s new joint venture with Crescent Euro Self Storage Investments SARL that we refer to as First Shurgard. We anticipate that for the next 12 to 18 months First Shurgard will hold most of the properties developed under the Shurgard brand in Europe. In each country, Shurgard Europe has followed a pattern of identifying market characteristics, testing its self storage product for customer acceptance and then moving quickly to establish a substantial presence in the target market. Shurgard Europe’s continuing expansion plans focus on five key markets: the Benelux region (which includes Belgium, the Netherlands and Luxembourg), France, Scandinavia (including Sweden and

Denmark), the United Kingdom and, more recently, Germany. It is also evaluating expansion into Spain and Italy. We believe this base of 96 operating storage centers, coupled with its 11 additional development properties, its planned additional developments and its existing infrastructure, provide Shurgard Europe with a competitive advantage and the opportunity to continue its market leadership throughout Europe.

      We believe that the European market represents a strong growth opportunity for the self storage business. European consumers tend to live in more densely populated areas and smaller living spaces that make self storage an attractive option. Based on our experience, we believe that the self storage industry is not well established in Europe and that it represents an underserved market. As of January 1, 2002, the U.S. population, according to the Population Division, U.S. Census Bureau, was approximately 290 million and, based on our estimates, was served by more than 35,000 self storage centers. Meanwhile, the population of the six European countries in which Shurgard Europe operated, according to European Union statistics, as posted on http://europa.eu.int, was approximately 159 million and, based on our estimates, was served by fewer than 600 self storage centers.

      Shurgard Europe has tested its self storage product with local consumers in six European countries and has tailored its product in each market to meet their needs. Based on this process, we believe that the self storage concept has received wide customer acceptance in the markets in which Shurgard Europe operates and that Shurgard Europe’s customers are motivated by the same factors as our U.S. customers. We have observed that the primary factors driving the need for self storage in both the United States and Europe relate to changes in either the business environment or one’s personal life. Examples of these changes include changes in the economy, relocation, divorce, seasonal fluctuations in inventory levels and renovations.

      Investment Strategy. We believe that Shurgard Europe’s business plan realizes the benefits, and meets the challenges, of the business opportunity in Europe by combining local development and operations expertise with centralized management of common functions and capital formation. Therefore, Shurgard Europe has simultaneously:

•	concentrated development activities in the most attractive markets;

•	pursued and obtained pan-European financing for its business; and

•	created portfolio diversification and operating efficiencies through selective entry into multiple markets.

      We seek to become the recognized leader in self storage in each market we enter by providing well-located, high quality self storage centers and a high level of customer service. Similarly, Shurgard Europe’s investment strategy focuses on:

•	extending its market leadership;

•	developing brand equity through superior service and superior assets; and

•	attaining the highest sustainable investment returns.

Using this strategy, Shurgard Europe seeks to create a customer service-oriented corporate culture with a multi-country development platform capable of opening high quality centers in prime locations at a rapid pace.

      We believe that Shurgard Europe’s primary competitive advantages are its uniquely trained workforce, well developed infrastructure, high quality portfolio of assets and our combined experience in the U.S. and European self-storage industries.

      Increased Ownership in Shurgard Europe. Because we believe strongly in the growth opportunities in Europe, we are in the process of increasing our investment and our ownership position in Shurgard Europe. As of March 31, 2003, we held a 7.6% ownership interest in Shurgard Europe, but, through transactions completed in April and June 2003, we increased our ownership interest to 60.7%. We anticipate completing additional transactions in the third quarter of 2003 to further increase our ownership interest in Shurgard Europe to 80.6%. These transactions include the following:

•	CSFB. On April 30, 2003, we acquired the 10.6% ownership interest in Shurgard Europe held by affiliates of Credit Suisse First Boston, which we refer to collectively as CSFB, for $49.7 million.

•	Recom. Recom & Co. SNC, which we refer to as Recom, is a Belgian partnership that holds debt and equity investments in Shurgard Europe. In June 2003, we loaned $153.0 million to Recom to repay its existing credit facility and purchased additional equity of Recom for approximately $856,000, which increased our ownership interest in Recom from 9.1% to 88.1%. This increased ownership in Recom resulted in an additional 42.5% indirect ownership interest in Shurgard Europe. The remaining 11.9% of Recom is owned by our European operating partners and a group of current and former employees of Shurgard Europe. Later in 2003, we intend to liquidate Recom, subject to the approval of the other owners of Recom, which will convert our indirect interest in Shurgard Europe to a direct interest.

•	Deutsche Bank and AIG. In June 2003, we entered into agreements to acquire the 12.8% ownership interest in Shurgard Europe held by affiliates of Deutsche Bank Aktiengesellschaft, which we refer to collectively as Deutsche Bank, and the 7.1% ownership interest in Shurgard Europe held by affiliates of AIG Global Real Estate Investment Corp., which we refer to collectively as AIG, for an aggregate of 90.6 million euro ($103.2 million as of July 10, 2003) assuming that we close these transactions on July 31, 2003.

The Shurgard Europe ownership percentages included above and elsewhere in this prospectus supplement are computed on a fully diluted basis assuming all outstanding warrants to acquire interests in Shurgard Europe have been exercised. Under the joint venture agreement governing Shurgard Europe, a majority economic interest does not represent a controlling interest.

      We expect to use the proceeds from this offering to fund the Deutsche Bank and AIG transactions and to repay outstanding indebtedness under our revolving credit facility, which includes amounts borrowed to purchase a portion of the 36 properties that we previously operated under our tax retention operating leases and to fund our additional Recom investment. We are also continuing to pursue discussions with our remaining partners in Shurgard Europe, including one institutional partner that did not sell its interest to us at the price we offered Deutsche Bank and AIG, to further increase our ownership of Shurgard Europe.

      Capital Strategy; First Shurgard Joint Venture. In the past, Shurgard Europe has used a combination of equity and debt to develop, acquire and operate its storage centers. In May 2003, in response to favorable market conditions, Shurgard Europe expanded its capital strategy to include development joint ventures by partnering with Crescent Euro Self Storage Investments SARL, which we refer to as Crescent, to form First Shurgard. Shurgard Europe owns a 20% interest in First Shurgard. First Shurgard has equity commitments of 12.5 million euro from Shurgard Europe and 50 million euro from Crescent and has obtained a non-recourse five-year debt facility for 85 million euro from a group of commercial banks. A second phase of the joint venture arrangement provides for additional equity financing of 33 million euro, subject to the availability of acceptable debt financing and certain other conditions.

      As a part of the joint venture arrangement, Shurgard Europe will receive development fees equal to 7% of the cost of newly developed storage centers, together with reimbursement of certain out-of-pocket costs. In addition, First Shurgard and Shurgard Europe will enter into a 20-year management agreement under which Shurgard Europe will receive management fees equal to 7% of revenues, but not less than 50,000 euro per year for each storage center in operation. The joint venture arrangement also provides that, in addition to its initial 20% ownership interest, Shurgard Europe will receive an additional 20% of First Shurgard’s income and cash flow after each of Shurgard Europe and Crescent has received an internal rate of return of 12% on its equity investment. Shurgard Europe may receive additional returns if Crescent receives higher internal rates of return. First Shurgard will own the developed storage centers, subject to the management agreements, and Shurgard Europe has no obligation or right to purchase the properties.

      We believe that this structure provides several advantages to Shurgard Europe at this stage in its growth. It allows Shurgard Europe to expand the coverage of the Shurgard brand with less capital and, therefore, represents a more efficient use of its capital. While Shurgard Europe may not acquire the First Shurgard properties, the development and management fees from First Shurgard provide it with a stable, long-term return on its invested capital. In addition, Shurgard Europe has transferred eight of its storage centers currently under development to First Shurgard under the joint venture arrangement. This will allow Shurgard Europe’s existing portfolio of 96 storage centers to mature into a stable asset base as an increasing proportion of these centers reach stabilized occupancy, without offset from start-up losses arising from development of new storage centers, except with regard to our 20% interest. We believe that this group of properties will become a solid core of Shurgard Europe’s business, providing greater stability and, through increased cash flow from maturing properties, greater flexibility to respond to future business opportunities that may arise in the European self storage markets. Shurgard Europe plans to continue to reassess its capital strategy as market conditions change and the European properties mature.

Other Recent Developments

      Tax Retention Operating Leases. In April and June 2003, we purchased 36 properties that we previously operated under our tax retention operating leases. The total purchase price for the 36 properties was approximately $164.7 million. We financed the purchase of these properties with proceeds from our notes offering in March 2003 and by borrowing under our revolving credit facility. Of these properties, we own 22 entirely and anticipate having a 51% to 85% joint venture interest in the remaining 14 that will be consolidated in future periods. As a result of the acquisition of these 36 properties, we no longer have any outstanding tax retention operating leases.

      Acquisition of Minnesota Mini-Storage. On June 30, 2003, we completed the acquisition of five entities owning a total of 19 self storage centers located in Minnesota and operated under the name of Minnesota Mini-Storage. As consideration in the transaction, we issued 3,050,000 shares of our common stock at closing and have agreed to issue an additional 50,000 shares if the properties meet certain revenue targets prior to the end of 2005. The shares issued in the transaction were not registered under the Securities Act in reliance on an exemption from the registration requirements of the Securities Act. We are required to file a registration statement by September 1, 2003 to register the resale of the shares issued in the acquisition, at which point the shares will be freely tradable. The acquisition was structured as a merger and will be accounted for as a purchase.

      Issuance of 5.875% Notes. On March 19, 2003, we issued $200.0 million in senior unsecured notes that bear interest at 5.875% and are due in 2013, resulting in net proceeds to us of $197.9 million. The notes require semi-annual interest payments due March 15 and September 15. We used the proceeds from the notes offering to repay amounts outstanding under our revolving credit facility, to acquire CSFB’s 10.6% ownership interest in Shurgard Europe and to purchase a portion of the 36 properties that we previously operated under our tax retention operating leases.

Summary and Pro Forma Financial Information

      The following table sets forth selected historical financial information as of December 31, 2000, 2001 and 2002 and for each of the three years in the period ended December 31, 2002, and as of and for the quarters ended March 31, 2002 and 2003 and unaudited pro forma financial information giving effect to the transactions relating to our completed and contemplated acquisitions of additional ownership interests in Shurgard Europe, as well as the application of the net proceeds from this offering. The Shurgard Europe transactions include:

•	our acquisition of CSFB’s 10.6% ownership interest in Shurgard Europe on April 30, 2003, for $49.7 million;

•	our acquisition of Deutsche Bank’s 12.8% ownership interest and AIG’s 7.1% ownership interest in Shurgard Europe pursuant to agreements entered into in June 2003 for an aggregate price of 90.6 million euro ($103.2 million as of July 10, 2003) assuming that we close these transactions on July 31, 2003; and

•	our $153.0 million loan to Recom and our purchase of additional equity in Recom for approximately $856,000, resulting in an additional 42.5% indirect ownership interest in Shurgard Europe.

      The unaudited pro forma information does not reflect our acquisition of the 36 properties that we previously operated under our tax retention operating leases in April and June 2003 or our acquisition of Minnesota Mini-Storage on June 30, 2003, pursuant to which we issued 3,050,000 shares of common stock.

      Recom holds a 53.8% equity interest in Shurgard Europe on a fully diluted basis, consisting of (1) an existing equity investment representing a 22.5% ownership interest in Shurgard Europe and (2) warrants to purchase additional equity, representing a 31.3% ownership interest in Shurgard Europe. Recom has also made a subordinated loan to Shurgard Europe. The pro forma financial information assumes that the warrants have been exercised and that Shurgard Europe has repaid the subordinated loan from Recom, but does not reflect the liquidation of Recom.

      We expect to use the proceeds from this offering to fund the Deutsche Bank and AIG transactions and to repay outstanding indebtedness under our revolving credit facility, which includes amounts borrowed to purchase of a portion of the 36 properties that we previously operated under our tax retention operating leases and to fund our additional Recom investment.

      We derived the historical financial information presented below from our audited financial statements contained in our annual report on Form 10-K/A for the year ended December 31, 2002 and our unaudited financial statements contained in our quarterly report on Form 10-Q for the quarter ended March 31, 2003. You should read this table in conjunction with the other financial information included in our annual report on Form 10-K/ A for the year ended December 31, 2002, and in our quarterly report on Form 10-Q for the quarter ended March 31, 2003, both of which are incorporated herein by reference, and in conjunction with the “Pro Forma Financial Information” included in this prospectus supplement.

      The pro forma balance sheet information assumes that the transactions and the application of the estimated proceeds from this offering had occurred on March 31, 2003. The pro forma condensed statements of income assume that the transactions and the application of the estimated proceeds from this offering had occurred on January 1, 2002. The adjustments made in arriving at the pro forma financial information and the related footnotes are included in the “Pro Forma Financial Information” included in this prospectus supplement. The pro forma financial information set forth below is not necessarily indicative of our combined financial position or the results of operations that actually would have occurred if the transactions had been consummated on such dates. In addition, they are not intended to be a projection of results of operations that may be obtained in the future.

	As of or for the Year Ended				As of or for the Three Months
	December 31,				Ended March 31,

				Pro Forma			Pro Forma
	2000	2001	2002	2002	2002	2003	2003

	(in thousands, except per share data and number of properties)
Statements of Operations Data:
Revenue:
Total revenue	$201,958	$232,590	$264,113	$264,113	$60,616	$66,804	$66,804
Expenses:
Loss from other real estate investments	3,420	3,271	1,396	13,829	364	577	5,053
Depreciation and amortization	38,372	43,029	46,426	46,426	10,977	12,374	12,374
Other operating and administrative expenses	80,975	100,808	117,574	117,574	26,540	30,983	30,983

Total expenses	122,767	147,108	165,396	177,829	37,881	43,934	48,410

Income from operations	79,191	85,482	98,717	86,284	22,735	22,870	18,394

Other Income (Expense):
Interest income and other	3,617	2,736	(3,375)	(3,375)	603	938	938
Interest expense	(49,758)	(55,643)	(38,386)	(42,894)	(9,851)	(9,709)	(10,658)

Other income (expense), net	(46,141)	(52,907)	(41,761)	(46,269)	(9,248)	(8,771)	(9,720)
Minority interest	(743)	(808)	(637)	(637)	(172)	(172)	(172)

Net income before income tax benefit	32,307	31,767	56,319	39,378	13,315	13,927	8,502
Income tax benefit	—	1,545	314	314	74	86	86

Net Income	$32,307	$33,312	$56,633	$39,692	$13,389	$14,013	$8,588

Net Income Allocation:
Allocable to preferred shareholders	$8,750	$15,098	$14,695	$14,695	$4,074	$2,974	$2,974
Allocable to common shareholders	23,557	18,214	41,938	24,997	9,315	11,039	5,614

Net income	$32,307	$33,312	$56,633	$39,692	$13,389	$14,013	$8,588

Net Income per Share:
Basic net income per common share	$0.80	$0.59	$1.20	$0.63	$0.28	$0.31	$0.14
Diluted net income per common share	$0.79	$0.59	$1.18	$0.62	$0.28	$0.30	$0.14
Balance Sheet Data:
Storage centers, before accumulated depreciation	$1,260,687	$1,348,998	$1,530,049	—	—	$1,542,427	$1,542,427

Total assets	1,230,242	1,238,805	1,420,176	—	—	1,493,288	1,743,826

Notes payable and line of credit	495,354	423,093	560,362	—	—	642,355	744,478

Total liabilities	629,400	516,007	670,091	—	—	749,371	844,915

Shareholders’ equity	596,638	716,423	734,711	—	—	728,539	883,533

Portfolio Data:
Number of properties:
Owned properties	399	449	534	—	461	535	535
Managed properties	32	30	28	—	25	28	28

Total	431	479	562	—	486	563	563

Net rentable square feet:
Owned properties	25,300	28,300	34,000	—	29,000	34,100	34,100
Managed properties	1,900	1,700	1,600	—	1,400	1,600	1,600

Total	27,200	30,000	35,600	—	30,400	35,700	35,700

The Offering

Shares of common stock being offered by us	5,000,000 shares(1)

Shares of common stock to be outstanding after this offering	44,192,645 shares(2)

Use of proceeds	We estimate that the net proceeds of this offering, after deducting estimated expenses, will be approximately $155.0 million, assuming no exercise of the underwriters’ over-allotment option. We intend to use the net proceeds from this offering to fund the acquisition of Deutsche Bank’s 12.8% ownership interest and AIG’s 7.1% ownership interest in Shurgard Europe and to repay outstanding indebtedness under our revolving credit facility, which includes amounts we borrowed to purchase a portion of the 36 properties that we previously operated under our tax retention operating leases and to fund our additional investment in Recom.

Risk Factors	See “Risk Factors” beginning on page S-8 of this prospectus supplement and on page 5 of the accompanying prospectus and other information included in this prospectus supplement and the accompanying prospectus for a description of factors that you should consider carefully before making a decision to invest in our common stock.

New York Stock Exchange symbol	“SHU”

(1)	This number assumes the underwriters’ allotment to purchase up to 750,000 shares of common stock is not exercised.

(2)	The number of shares of common stock to be outstanding after this offering includes approximately 3.1 million shares of common stock issued in conjunction with our acquisition of Minnesota Mini-Storage and excludes approximately 3.1 million shares of common stock reserved for issuance under our employee stock purchase plan and on future exercise of options outstanding or granted in the future under our stock option plans.

RISK FACTORS

      See “Risk Factors” beginning on page 5 of the accompanying prospectus and other information included, or incorporated by reference, in the accompanying prospectus for a description of factors that you should consider carefully before making a decision to invest in our common stock. The following factors are additional risks to consider in evaluating us.

Real Estate Investment Risks

      We have significant international operations that carry additional risks.

      We invest in, and conduct, operations outside the United States. After increasing our investment and ownership position in Shurgard Europe, we will face increased exposure to risks related to Shurgard Europe’s operations. The inherent risks we face in international business operations, include, but are not limited to:

•	economic slowdown and/or downturn in foreign markets;

•	currency risks, including currency fluctuations;

•	unexpected changes in legislative and regulatory requirements;

•	longer accounts receivable payment cycles;

•	difficulties in staffing and managing international operations;

•	potentially adverse tax burdens;

•	obstacles to the repatriation of earnings and cash;

•	regional, national and local political uncertainty;

•	reduced protection for intellectual property in some countries; and

•	burdens of complying with different permitting standards and a wide variety of foreign laws.

      Each of these risks might impact our cash flow or impair our ability to borrow funds, which ultimately could materially adversely affect our business, financial condition and operating results.

      Shurgard Europe’s operations have not been profitable and may not become profitable.

      New and recently developed self storage centers require a significant amount of start up capital and generally take a considerable amount of time to complete the lease-up period. During this lease-up period, these properties are not profitable. Because approximately 70% of Shurgard Europe’s properties have been developed since January 1, 2000 and are still undergoing lease-up, most of these properties, and therefore Shurgard Europe’s operations in general, have not been profitable. We cannot assure you that these properties, or other properties that Shurgard Europe acquires and develops, will become profitable even after the lease-up periods. Failure of Shurgard Europe’s operations to become profitable would have a material adverse effect upon our business, financial condition and operating results.

      Our growth strategy in Europe may not be successful.

      We entered the European market in 1995 because we believed that the size and potential growth of that market made it a significant opportunity for our continued growth. Through the acquisition of CSFB’s, AIG’s and Deutsche Bank’s interests in Shurgard Europe, our increased ownership of Recom and our new joint venture through First Shurgard, we intend to increase our European operations significantly. Even if we complete the transactions to increase our ownership interest in Shurgard Europe, our ability to achieve our strategy in Europe depends on a number of factors, including:

•	the continued acceptance of the self storage concept in a market where the concept remains relatively new;

•	the continued demand for self storage in stabilized markets;

•	our ability to compete effectively as the European market develops and we face increased competition; and

•	our ability to locate, acquire and develop appropriate new properties.

      We cannot assure you that we will be successful in overcoming these risks or any other problems encountered with our European operations, some of which may be beyond our control.

      We will not control Shurgard Europe.

      After giving effect to our contemplated increased investment and ownership position in Shurgard Europe, Fremont Investors, Inc, one of our institutional partners that we refer to as Fremont, will continue to hold a 12.8% ownership interest in Shurgard Europe. Under the joint venture agreement governing Shurgard Europe, substantially all of the major decisions of Shurgard Europe require the approval of us and at least one of our remaining joint venture partners. These decisions include the disposition and acquisition of assets, entry into new markets, the hiring of key executives and financing arrangements. As a result, we may not be able to pursue business opportunities that we consider beneficial to Shurgard Europe if Fremont does not vote in favor of these actions.

      The joint venture agreement provides that if, by December 31, 2004, Fremont has not had an opportunity to liquidate its interest through an initial public offering or a sale of its ownership interest, it may initiate steps to retain an investment bank to value Shurgard Europe, at which time we have a preemptive right to purchase Fremont’s ownership interest at that value. If we do not purchase Fremont’s interest, certain procedures under the joint venture agreement could lead to an initial public offering or to the sale of Shurgard Europe or its assets. All joint venture partners’ interests in Shurgard Europe are subject to a right of first refusal. We, Recom (until Recom is liquidated as described below) and our European operating partners are subject to other restrictions on the transfer and sale of our ownership interests in Shurgard Europe. The operation of these provisions could continue to affect our ownership interest in, and the structure of, our European investment.

      Our indirect investments may result in liability against which we cannot protect.

      We have and may continue to make participating mortgages or acquire equity interests in partnerships, joint ventures or other legal entities that have invested in real estate. Our bylaws require that we satisfy several conditions before we make these indirect investments, including that the joint investment not jeopardize our eligibility to be taxed as a REIT or result in our becoming an investment company under the Investment Company Act of 1940, as amended. These investments carry risks that are not present when we invest directly in real estate and against which we may not be able to protect ourselves, including the risk that we may not control the legal entity that has title to the real estate, the possibility that the enterprise in which we invest has liabilities that are not disclosed at the time of the investment and the possibility that our investments are not easily sold or readily accepted as collateral by our lenders.

      All of our real estate investments in Europe are held indirectly through partnerships and joint venture arrangements, including our new First Shurgard joint venture. If we are unable to effectively control these indirect investments, or if they result in significant liabilities that were undisclosed at the time we entered into them, our business, financial condition and operating results may be materially adversely affected.

      Legislation or changes in accounting regulations or interpretations relating to such matters as variable interest entities, guarantees, stock options and capitalization of certain development overhead costs could substantially affect our financial reporting.

      We may be affected by legislation or changes in regulations or interpretations regarding certain accounting standards applied to our operations and certain of our existing financial and joint venture structures. Changes in accounting for unconsolidated investments and stock options may affect the accounting treatment or net income of certain of our investments. The Financial Accounting Standards Board, or FASB, has issued new rules on variable interest entities that will likely affect materially the accounting treatment of certain of our financial and joint venture structures and result in the consolidation of the assets, liabilities and operations of development joint ventures that we have not previously consolidated. These rules are new and are subject to an evolving set of interpretations that dictate whether we consolidate the assets, liabilities and operations of Shurgard Europe and certain other of our unconsolidated joint ventures. Further evolution of the interpretation of these rules may result in a different application of these rules to these operations.

      The implementation of the Jobs and Growth Tax Relief Reconciliation Act of 2003 may adversely affect the value of our common stock.

      On May 28, 2003, President Bush signed the Jobs and Growth Tax Relief and Reconciliation Act of 2003 into law, which provides favorable income tax rates for certain corporate dividends received by individuals through December 31, 2008. Under this new law, REIT dividends are not eligible for the preferential capital gain rates applicable to dividends unless the dividends are attributable to income that has been subject to corporate-level tax. As a result, substantially all of the distributions paid on our shares are not expected to qualify for such lower rates. This new law could cause stock in non-REIT corporations to be more attractive to investors than stock in REITs, which may negatively affect the value of, and the market for, our common stock.

      We have significant real estate holdings that can be difficult to sell in unfavorable economic conditions and that can have unpredictable decreases in value.

      Our primary business involves owning real estate-related assets and operating self storage centers. Real estate investments can be difficult to sell, especially when economic conditions are unfavorable. This makes it difficult for us to diversify our investment portfolio and to limit our risk when economic conditions change. Decreases in market rents, negative tax, real estate and zoning law changes, and changes in environmental protection laws may also increase our costs, lower the value of our investments and decrease our income, which would adversely affect our business, financial condition and operating results.

      Our real estate development and acquisition activities can result in unforeseen liabilities and increases in costs.

      Real estate development involves risks in addition to those involved in owning and operating existing properties. For example, we must hire contractors or subcontractors to develop our properties. Problems can develop with these relationships, including contract and labor disputes, unforeseen property conditions that require additional work and construction delays. These problems can increase construction and other costs and delay the date when tenants can occupy the property and pay us rent. Properties that we acquire may not meet our performance expectations, including projected occupancy and rental rates, and we may have overpaid for acquisitions. Failure of our properties to perform as expected or unforeseen significant capital improvements could decrease our cash flow. We may also have underestimated the cost of improvements needed for us to market a property effectively, requiring us to pay more to complete a project. If a number of these events were to occur, our business, financial condition and operating results would be adversely affected.

      We focus almost exclusively on the self storage business, which makes us vulnerable to changes in the profitability of self storage properties.

      Our investments focus on self storage business and related real estate interests. We do not expect to invest in other real estate or businesses to hedge against the risk that industry trends might decrease the profitability of our self storage-related investments. As a result, unfavorable changes in the self storage industry may have a material adverse effect on our business, financial condition and operating results.

      We would have great difficulty acquiring or developing properties without access to financing.

      In order to acquire and develop properties, we need access to financing sources. Currently, we finance acquisitions and development of properties through our existing credit facilities. Fluctuations in market conditions or in our operating results may cause us to violate the covenants of these existing credit facilities. If we cannot access our existing financing sources, we may need to obtain equity and/or alternative debt financing in order to continue to acquire and develop properties. If we obtain financing by issuing additional capital stock, we could further dilute the ownership of our existing shareholders. If we attempt to obtain financing by entering into alternative debt financing, we might not be able to obtain financing at reasonable interest rates, or at all. The inability to acquire and develop properties would have a material, adverse effect upon our business, financial condition and operating results.

      If we are unable to compete successfully against other companies in the self storage industry, our occupancy rates may decline.

      We face intense competition in every U.S. market in which our stores are located and to a lesser extent in Europe. Our competitors include national, regional and many local self storage operators and developers. Entry into the self storage business by acquiring existing properties is relatively easy for persons or entities with the required initial capital. Competition may increase if available funds for investment in real estate increase. Some of our competitors may have more resources than we do, including better access to financing, greater cash reserves and less demanding rules governing distributions to shareholders. Some competitors may have lower prices, better locations, better services or other advantages.

      Local market conditions will play a significant part in how competition affects us; additional competition has lowered occupancy levels and rental revenue of our self storage properties in specific markets from time to time. For example, from the first quarter of 2002 to the first quarter of 2003, occupancy of our properties in the Chicago market, where we had opened additional self storage facilities, dropped 5.4% resulting in decreased revenue of $152,500. If our occupancy rates or rental revenue decline, our business, financial condition and operating results will be adversely affected.

      We face possible liability for environmental cleanup costs and damages for contamination related to our properties.

      Because we own and operate real property, various federal, state, local and foreign laws (including European Union requirements) might impose liability on us for the costs of removing or remediating various hazardous substances released on, from or in our property. The principal U.S. federal laws that could affect us are the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation, and Liability Act; foreign, state and local governments have also adopted separate but similar environmental laws and regulations that vary from country to country, state to state and locality to locality. These laws may impose liability whether or not we knew of or caused the release.

      Some of our properties were used for commercial activities involving matters regulated under environmental laws before we acquired them. We obtain environmental assessment reports on the properties we acquire, own or operate as we deem appropriate. However, the environmental assessments that we have undertaken might not have revealed all potential environmental liabilities or claims for such liabilities. The presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially adversely affect our ability to use or sell the property, or to use the property as collateral for borrowing, and may cause us to incur substantial remediation or compliance costs. In addition, if hazardous substances are located on or released from one of our properties, we could incur substantial liabilities through a private party personal injury claim, a claim by an adjacent property owner for property damage or a claim by a governmental entity for other damages. This liability may be imposed on us under environmental laws or common-law principles. It is also possible that future enacted, amended or reinterpreted laws, ordinances or regulations will impose material environmental liability on us, that the current environmental conditions of properties we own or operate will be affected by other properties in the vicinity or by the actions of third parties unrelated to us or that our tenants will violate their leases by introducing hazardous or toxic substances into the properties we own or manage and expose us to liability under federal, state, local or foreign environmental laws or otherwise engage in activities that could expose us to such liabilities. The costs of defending these claims, conducting this environmental remediation, resolving liabilities caused by tenants or third parties or responding to such changed conditions could materially adversely affect our financial condition and results of operations.

      We must comply with the Americans with Disabilities Act and fire and safety regulations, which can require significant expenditures.

      All of our properties must comply with the applicable portions of the Americans with Disabilities Act and the related regulations, rules and orders, commonly referred to as the ADA, or similar applicable foreign laws. The ADA, for example, has separate compliance requirements for “public accommodations” and “commercial facilities,” but generally requires that buildings be made accessible to persons with disabilities. If we fail to comply with the ADA and other applicable laws, the U.S. or foreign government might impose fines on us and award damages to individuals affected by the failure. In addition, we must operate our properties in compliance with numerous local and foreign fire and safety regulations, building codes and other land use regulations. Compliance with these requirements can require us to spend substantial amounts of money, which could adversely affect our operating results. Failure to comply with these requirements may also affect the marketability of the properties.

      If property taxes increase, our yields on investments could decline.

      Each of our properties is subject to real property taxes. These real property taxes may increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. Depending on local market conditions, we may not be able to offset the tax increases through increases in rents or other income, which may adversely affect our business, financial condition and operating results.

      We face potential underinsured losses on our investments.

      We maintain title insurance on all of our U.S. properties and other property-related insurance on all of our U.S. and European properties. We exercise discretion in determining amounts, coverage limits and deductibility provisions of title, casualty and other insurance relating to our properties, taking into account the appraised or estimated value of the property in each case to obtain appropriate insurance coverage at a reasonable cost and on suitable terms. We currently carry the following insurance coverage:

•	commercial general liability insurance for our U.S. properties, covering up to an aggregate of $50,000,000, and subject to deductibles of $50,000 or $10,000 depending on the circumstances;

•	commercial general liability insurance for our European properties, covering up to an aggregate amount ranging from 1 million euro ($1.1 million as of July 10, 2003) to 6 million euro ($6.8 million as of July 10, 2003), and subject to deductibles ranging from 240 euro ($273 as of July 10, 2003) to 2,250 euro ($2,563 as of July 10, 2003), depending on the country in which the property is located;

•	property insurance for our U.S. properties, covering up to an aggregate of $50,000,000, with deductibles of $20,000 or $10,000 for general damages depending on the property, deductibles ranging from $25,000 to $1,000,000 in the case of flood damage depending on the circumstances of the flood, a minimum deductible of $100,000 in the case of damages due to named wind storms depending on the state in which the property is located, and a minimum deductible of $250,000 for earthquake damages depending on the state in which the property is located;

•	property insurance for our European properties, covering up to an aggregate amount ranging from 54 million euro ($61.5 million as of July 10, 2003) to 122 million euro ($139.0 million as of July 10, 2003), and subject to deductibles ranging from 700 euro ($800 as of July 10, 2003) to 5.4 million euro ($6.2 million as of July 10, 2003), depending on the country in which the property is located;

•	boiler & machinery insurance for our U.S. properties, covering up to $5,000,000 of direct damages with a $20,000 deductible; and

•	terrorism insurance on our properties in Belgium, the Netherlands and the United Kingdom, covering up to an aggregate amount in each country ranging from 7 million euro ($8.0 million as of July 10, 2003) to 122 million euro ($139.0 million as of July 10, 2003), and subject to deductibles ranging from 0 euro to 100,000 euro ($114,000 as of July 10, 2003), depending on the country in which the property is located.

Depending on the type of insurance, and subject to deductibles and coverage limits, we either receive direct payment of the replacement value of losses or tender the defense of a claim to the insurance carrier. This might mean that, in the event of a loss, our insurance coverage would not pay the full current market value or current replacement cost of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also increase the replacement cost of a facility after it has been damaged or destroyed. In that case, the insurance proceeds that we receive might not be enough to restore us to our economic position with respect to the property.

      Terrorist attacks and the possibility of armed conflict may have an adverse effect on our business, financial condition and operating results and could decrease the value of our assets.

      Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, or the recent war with Iraq, could have a material adverse effect on our business and operating results. There can be no assurance that there will not be further terrorist attacks against the United States or any of the European countries in which we operate. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our ability to achieve our expected results. Further, we may not have insurance coverage for losses caused by a terrorist attack. Such insurance may not be available, or if it is available and we decide, or are required by our lenders, to obtain such terrorism coverage, the cost for the insurance may be significant in relationship to the risk covered. In addition, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy or relevant foreign economies could similarly have a material adverse effect on our business, financial condition and results of operations. Finally, further terrorist acts could cause the United States or other countries where we operate to enter into armed conflict, which could further impact our business, financial and operating results.

Risks Relating to Qualification and Operation as a REIT

      We might lose REIT status and incur significant tax liabilities.

      We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, commencing with our taxable year ended December 31, 1994. So long as we meet the requirements under the Code for qualification as a REIT each year, we can deduct dividends paid to our shareholders when calculating our taxable income. For us to qualify as a REIT, we must meet detailed technical requirements, including income, asset, distribution and stock ownership tests, under several Code provisions that have not been extensively interpreted by judges or administrative officers. In addition, we do not control the determination of all factual matters and circumstances that affect our ability to qualify as a REIT. New legislation, regulations, administrative interpretations or court decisions might significantly change the tax laws with respect to REIT qualification or the federal income tax consequences of such qualification. We believe that we are organized so that we qualify as a REIT under the Code and that we have operated and will continue to operate so that we continue to qualify. However, we cannot guarantee that we will qualify as a REIT in any given year because:

•	the rules governing REITs are highly complex;

•	we do not control all factual determinations that affect REIT status; and

•	our circumstances may change in the future.

      For any taxable year that we fail to qualify as a REIT, we would not be entitled to deduct dividends paid to our shareholders from our taxable income. Consequently, our net assets and distributions to shareholders would be substantially reduced because of our increased tax liability. If we made distributions in anticipation of our qualification as a REIT, we might be required to borrow additional funds or to liquidate some of our investments in order to pay the applicable tax. If our qualification as a REIT terminates, we may not be able to elect to be treated as a REIT for the four taxable years following the year during which we lost the qualification. See “Federal Income Tax Considerations — Failure of Shurgard to Qualify as a REIT” in the accompanying prospectus.

      We may pay taxes even if we continue to qualify as a REIT.

      Even if we qualify as a REIT, we are required to pay some federal, state, local and foreign taxes on our income and our property. For example, Shurgard TRS, Inc. and certain of our other corporate subsidiaries have elected to be treated as taxable REIT subsidiaries. We will be subject to a 100% penalty tax on payments we receive from these subsidiaries if the economic arrangements between us and the subsidiaries are not comparable to similar arrangements between unrelated third parties. In addition, all of our European subsidiaries are subject to local taxation. We also could be subject to tax in the event we, among other things:

•	sell property that is considered to be inventory for federal income tax purposes;

•	sell, prior to March 25, 2005, certain assets we acquired from Shurgard Incorporated, our predecessor company; or

•	fail to satisfy certain distribution rules, as described below.

      Our REIT distribution requirements are complex and may create tax difficulties.

      To maintain our status as a REIT for federal income tax purposes, we generally must distribute to our shareholders at least 90% of our taxable income each year. In addition, we are subject to a 4% nondeductible excise tax on the amount by which our distributions for a calendar year are less than the sum of:

•	85% of our ordinary income for the calendar year;

•	95% of our capital gain net income for the calendar year; and

•	any amount of our income that we did not distribute in prior years.

For tax purposes, we may be required to treat interest, rent and other items as earned even though we have not yet received these amounts. In addition, we may not be able to deduct currently as expenses for tax purposes some items that we have actually paid. We could also realize income, such as income from cancellation of indebtedness, that is not accompanied by cash proceeds. If one or more of these events happened, we could have taxable income in excess of cash available for distribution. In such circumstances, we might have to borrow money or sell investments on unfavorable terms in order to meet the distribution requirement applicable to a REIT. See “Federal Income Tax Considerations — Overview of REIT Qualification Rules — Annual Distribution Requirements” in the accompanying prospectus.

Other Risks

      Our current and potential investments in self storage businesses that are not real estate-related may result in losses.

      We have invested in self storage businesses that are not real estate-related and we might make more of these investments. For example, we have invested in and currently own, through our ownership of Shurgard TRS, Inc., all of the outstanding interests of Shurgard Storage To Go, LLC, or STG, a business that provides customers in limited U.S. markets with local delivery, pick up and storage of individual storage containers. STG faces the same risks that we do regarding losses resulting from competition and decreases in rent in the self storage market. In addition, because STG does not have significant real estate holdings or other marketable assets to borrow against, it might have difficulty borrowing necessary operating funds or attracting additional investments if economic conditions change, putting our investment at greater risk of loss.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from this offering of approximately $155.0 million after anticipated issuance costs (approximately $178.3 million if the underwriters exercise their over-allotment option in full). We intend to use approximately $103.2 million of the net proceeds of this offering to fund the acquisition of Deutsche Bank’s 12.8% ownership interest and AIG’s 7.1% ownership interest in Shurgard Europe. We intend to use the remaining proceeds to repay outstanding indebtedness under our revolving credit facility. As of July 10, 2003, our revolving credit facility had an outstanding balance of $297.7 million, which included amounts we borrowed to purchase a portion of the 36 properties that we previously operated under our tax retention operating leases and to fund our additional investment in Recom. The revolving credit facility bore interest at a weighted average annual rate of 2.45% for the month of June 2003 and is scheduled to mature on February 26, 2005.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2003:

•	as reported;

•	on a pro forma basis, giving effect to increases in the outstanding balance of our revolving credit facility in the aggregate amount of $153.9 million to fund our loan to Recom and the purchase of additional equity in Recom in June 2003, resulting in an additional 42.5% indirect ownership interest in Shurgard Europe; and

•	on a pro forma as adjusted basis, giving effect to the issuance and sale of 5,000,000 shares of our common stock in this offering and the application of the estimated net proceeds.

      You should read this table in conjunction with the other financial information included in our annual report on Form 10-K/ A for the year ended December 31, 2002 and our quarterly report on Form 10-Q for the quarter ended March 31, 2003, both of which are incorporated herein by reference, and in conjunction with the “Pro Forma Financial Information” included in this prospectus supplement.

	As of March 31, 2003

			Pro Forma
	As Reported	Pro Forma	As Adjusted

	(in thousands)
Debt:
Line of credit(1)	$—	$153,878	$102,123
Notes payable
Mortgage notes payable	141,353	141,353	141,353
7.500% notes due 2004.	50,000	50,000	50,000
7.625% notes due 2007.	50,000	50,000	50,000
7.750% notes due 2011.	200,000	200,000	200,000
5.875% notes due 2013.	200,000	200,000	200,000

Total debt	$641,353	$795,231	$743,476

Shareholders’ equity:
Series C Cumulative Redeemable Preferred Stock; $0.001 par value; 2,000,000 shares authorized; 2,000,000 shares issued and outstanding; liquidation preference of $50,000,000	$48,115	$48,115	$48,115
Series D Cumulative Redeemable Preferred Stock; $0.001 par value; 3,450,000 shares authorized; 3,450,000 shares issued and outstanding; liquidation preference of $86,250,000	83,068	83,068	83,068
Class A Common Stock; $0.001 par value; 120,000,000 shares authorized; 35,997,621 shares issued and outstanding (as reported) and 40,997,621 shares issued and outstanding (pro forma as adjusted)(2)	36	36	41
Additional paid-in capital	806,064	806,064	961,053
Accumulated net income less distributions	(207,236)	(207,236)	(207,236)
Accumulated other comprehensive loss	(1,508)	(1,508)	(1,508)

Total shareholders’ equity	728,539	728,539	883,533

Total capitalization	$1,369,892	$1,523,770	$1,627,009

(1)	We will use approximately $103.2 million of the net proceeds of this offering to acquire Deutsche Bank’s 12.8% ownership interest and AIG’s 7.1% ownership interest in Shurgard Europe and any remaining proceeds to repay outstanding indebtedness under our revolving credit facility, which had an outstanding balance of $297.7 million as of July 10, 2003. We borrowed under our revolving credit facility to purchase a portion of the 36 properties that we previously operated under our tax retention operating leases and to fund our additional debt and equity investments in Recom. The pro forma line of credit balance shown above, however, does not reflect amounts borrowed to purchase the properties under our tax retention operating leases.

(2)	Does not include 3,050,000 shares issued to acquire Minnesota Mini-Storage on June 30, 2003 and 50,000 reserved for issuance if certain revenue targets are met before the end of 2005.

SELECTED HISTORICAL FINANCIAL INFORMATION

      The following table sets forth our selected historical statement of operations, balance sheet and other operating information. The selected historical financial and other information as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 has been derived from our audited financial statements and related notes that are not incorporated by reference into this prospectus supplement. The selected historical financial and other information as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 has been derived from our audited financial statements and the related notes incorporated by reference in this prospectus supplement. The historical financial and other information as of March 31, 2003 and for the quarters ended March 31, 2002 and 2003 has been derived from our unaudited financial statements and the related notes incorporated by reference in this prospectus supplement. In the opinion of our management, all adjustments to our financial statements as of March 31, 2003 and for the quarters ended March 31, 2002 and 2003, consisting of only normal recurring adjustments, necessary for a fair presentation of our financial position, the results of our operations and cash flows have been made. The results of operations for the quarter ended March 31, 2003 are not necessarily indicative of the results of operations to be expected for the full year.

      You should read this table in conjunction with the other financial information included in our annual report on Form 10-K/ A for the year ended December 31, 2002 and in our quarterly report on Form 10-Q for the quarter ended March 31, 2003, both of which are incorporated herein by reference.

						As of or for the Three
	As of or for the Year Ended					Months Ended
	December 31,					March 31,

	1998	1999	2000	2001	2002	2002	2003

	(in thousands, except number of properties)
Statements of Operations Data:
Revenue:
Real Estate operations	$160,067	$175,045	$200,343	$226,362	$252,938	$58,432	$65,237
Other	1,893	1,411	1,615	6,228	11,175	2,184	1,567

Total revenue	161,960	176,456	201,958	232,590	264,113	60,616	66,804
Expenses:
Operating	46,705	47,265	58,124	68,890	82,111	18,605	21,962
Loss from other real estate investments	1,568	3,302	3,420	3,271	1,396	364	577
Depreciation and amortization	32,457	34,701	38,372	43,029	46,426	10,977	12,374
Real estate taxes	13,324	15,777	17,940	20,148	24,268	5,658	6,600
General, administrative and other	4,619	4,193	4,911	11,770	11,195	2,277	2,421

Total expenses	98,673	105,238	122,767	147,108	165,396	37,881	43,934

Income from operations	63,287	71,218	79,191	85,482	98,717	22,735	22,870

						As of or for the Three
	As of or for the Year Ended					Months Ended
	December 31,					March 31,

	1998	1999	2000	2001	2002	2002	2003

	(in thousands, except number of properties)
Other Income (Expense):
Interest income and other (net)	$1,439	$2,826	$3,617	$5,783	$5,900	$428	$1,971
Interest on loans	(25,417)	(27,495)	(38,496)	(38,767)	(33,562)	(8,080)	(9,430)
Early extinguishment of debt	—	—	—	(1,445)	1,724	—	—
Amortization of participation rights discount	(3,999)	(8,057)	(11,262)	(16,876)	(4,824)	(1,771)	(279)
Unrealized (loss) gain on financial instruments	—	—	—	(1,602)	(10,999)	175	(1,033)
Minority interest	2,084	(815)	(743)	(808)	(637)	(172)	(172)

Net income before income tax benefit	37,394	37,677	32,307	31,767	56,319	13,315	13,927
Income tax benefit	—	—	—	1,545	314	74	86

Net income before extraordinary items and cumulative effect of a change in accounting principle	37,394	37,677	32,307	33,312	56,633	13,389	14,013
Cumulative effect of a change in accounting principle	(2,168)	(1,098)	—	—	—	—	—

Net Income	$35,226	$36,579	$32,307	$33,312	$56,633	$13,389	$14,013

Net Income Allocation:
Allocable to preferred shareholders	$4,690	$8,750	$8,750	$15,098	$14,695	$4,074	$2,974
Allocable to common shareholders	30,536	27,829	23,557	18,214	41,938	9,315	11,039

Net income	$35,226	$36,579	$32,307	$33,312	$56,633	$13,389	$14,013

Diluted Net Income per Share:
Net income before extraordinary item	$1.14	$0.99	$0.79	$0.59	$1.18	$0.28	$0.30
Cumulative effect of a change in accounting principle	(0.08)	(0.04)	—	—	—	—	—

Diluted net income per common share	$1.06	$0.95	$0.79	$0.59	$1.18	$0.28	$0.30

Diluted weighted average number of shares outstanding	28,724	29,130	29,761	31,086	35,401	33,785	36,301
Diluted distributions declared per common share(1)	$1.95	$1.99	$2.03	$2.07	$2.11	$0.52	$0.53

(1)	Does not include the distribution in January of the following year based on financial results for the quarter ended December 31 of the current year.

						As of or for the Three
	As of or for the Year Ended					Months Ended
	December 31,					March 31,

	1998	1999	2000	2001	2002	2002		2003

	(in thousands, except number of properties)
Balance Sheet Data:
Storage centers, before accumulated depreciation	$1,067,445	$1,120,478	$1,260,687	$1,348,998	$1,530,049	$1,357,688	(2)	$1,542,427
Total assets	1,151,996	1,149,860	1,230,242	1,238,805	1,420,176	1,246,750	(2)	1,493,288
Notes payable and line of credit	426,026	434,349	495,354	423,093	560,362	430,172	(2)	642,355
Total liabilities	491,580	522,912	629,400	516,007	670,091	522,450	(2)	749,371
Shareholders’ equity	642,302	620,200	596,638	716,423	734,711	717,984	(2)	728,539
Other Data:
Funds from operations(3)	65,524	66,634	65,499	62,662	90,814	21,096		24,177
Percentage of funds from operations paid out as distributions	85.53%	86.90%	92.27%	102.48%	82.10%	83.87%		79.10%
Cash flow provided by (used in):
Operating Activities	76,930	86,081	85,607	116,476	128,486	20,173		16,358
Investing Activities	(216,416)	(121,246)	(117,712)	(67,466)	(156,925)	(14,521)		(17,440)
Financing Activities	141,644	37,336	28,124	(49,692)	33,119	(1,511)		61,267
Portfolio Data:
Number of properties:
Owned properties	318	352	399	449	534	461		535
Managed properties	30	33	32	30	28	25		28

Total	348	385	431	479	562	486		563

Net rentable square feet:
Owned properties	20,500	22,600	25,300	28,300	34,000	29,000		34,100
Managed properties	1,600	1,900	1,900	1,700	1,600	1,400		1,600

Total	22,100	24,500	27,200	30,000	35,600	30,400		35,700

(2)	Balance sheet data at March 31, 2002 is restated to reflect the correct accounting treatment for derivative transactions that did not qualify for hedge accounting treatment under SFAS No. 133. See Note X to our Consolidated Financial Statements included in our annual report on Form 10-K/A for the year ended December 31, 2002, which is incorporated herein by reference.

(3)	Funds from operations, or FFO, pursuant to the National Association of Real Estate Investment Trusts’, or NAREIT, October 1999, White Paper on Funds from Operations, is defined as net income, calculated in accordance with generally accepted accounting principles, or GAAP, including non-recurring events, except for those defined as “extraordinary items” under GAAP and gains and losses from sales of depreciable operating property, plus depreciation of real estate assets and amortization of intangible assets exclusive of deferred financing costs less dividends paid to preferred shareholders. Contributions to FFO from unconsolidated entities in which the reporting entity holds an active interest are to be reflected in FFO on the same basis. We believe that because amortization of participation rights discount reflect our partners’ increasing interests in unrecognized gains on depreciable operating properties (represented by the difference between the expected option price and our partners’ contributions), it is theoretically consistent with the NAREIT White Paper to add it back to net income, and we have done so in previous filings. However, given the recent rule release by the SEC regarding the use of non-GAAP information, we have decided to adjust GAAP net income for only those items specifically outlined in the October 1999 NAREIT White Paper on Funds from

Operations. As such our presentation of prior periods has been adjusted to reflect only those specific adjustments. We believe FFO is a meaningful disclosure as a supplement to net income because net income implicitly assumes that the value of assets diminish predictably over time while we believe that real estate values have historically risen or fallen with market conditions. FFO is not a substitute for net cash provided by operating activities or net income computed in accordance with GAAP, nor should it be considered an alternative indication of our operating performance or liquidity. In addition, FFO is not comparable to “funds from operations” reported by other REITs that do not define funds from operations in accordance with the NAREIT definition. The following table sets forth the calculation of FFO in accordance with the NAREIT definition.

						For the Three
	For the Year Ended					Months Ended
	December 31,					March 31,

	1998	1999	2000	2001	2002	2002	2003

	(in thousands)
Net income	$35,226	$36,579	$32,307	$33,312	$56,633	$13,389	$14,013
Cumulative effect of change in accounting principle	2,168	1,098	—	—	—	—	—
Adjustment to cumulative effect of a change in accounting principle for unconsolidated joint ventures	—	447	—	—	—	—	—
Depreciation and amortization	32,697	34,856	38,632	43,153	46,524	10,977	12,374
Depreciation and amortization from unconsolidated joint ventures and subsidiaries	339	2,774	3,310	3,339	3,294	804	764
Gain on sale of operating real estate	(216)	(370)	—	(2,044)	(942)	—	—
Preferred dividends	(4,690)	(8,750)	(8,750)	(15,098)	(14,695)	(4,074)	(2,974)

Funds from operations	$65,524	$66,634	$65,499	$62,662	$90,814	$21,096	$24,177

PRO FORMA FINANCIAL INFORMATION

      The unaudited pro forma financial information set forth below gives effect to the transactions relating to our completed and contemplated acquisitions of additional ownership interests in Shurgard Europe, as well as the application of the net proceeds from this offering. These transactions have either been completed after March 31, 2003, or are subject to agreements entered into after March 31, 2003. These transactions include:

•	our acquisition of CSFB’s 10.6% ownership interest in Shurgard Europe on April 30, 2003, for $49.7 million;

•	our acquisition of Deutsche Bank’s 12.8% ownership interest and AIG’s 7.1% ownership interest in Shurgard Europe pursuant to agreements entered into in June 2003 for an aggregate price of 90.6 million euro ($103.2 million as of July 10, 2003) assuming that we close these transactions on July 31, 2003; and

•	our $153.0 million loan to Recom and our purchase of additional equity in Recom for approximately $856,000, resulting in an additional 42.5% indirect ownership interest in Shurgard Europe.

      The pro forma financial information does not reflect our acquisition of the 36 properties that we previously operated under our tax retention operating leases in April and June 2003 or our acquisition of Minnesota Mini-Storage on June 30, 2003, pursuant to which we issued 3,050,000 shares of common stock.

      Recom holds a 53.8% equity interest in Shurgard Europe on a fully diluted basis, consisting of (1) an existing equity investment representing a 22.5% ownership interest in Shurgard Europe and (2) warrants to purchase additional equity, representing a 31.3% ownership interest in Shurgard Europe. Recom has also made a subordinated loan to Shurgard Europe. The pro forma financial information assumes that the warrants have been exercised and that Shurgard Europe has repaid the subordinated loan from Recom, but does not reflect the liquidation of Recom.

      We expect to use proceeds from this offering to fund the Deutsche Bank and AIG transactions and to repay outstanding indebtedness under our revolving credit facility, which includes amounts borrowed to purchase a portion of the 36 properties previously operated under our tax retention operating leases and to fund our additional Recom investment.

      The pro forma condensed consolidated balance sheet as of March 31, 2003 assumes that the transactions and the application of the estimated proceeds from this offering had occurred on March 31, 2003. The pro forma condensed statements of income for the year ended December 31, 2002 and for the three months ended March 31, 2003 assume that the transactions and the application of the estimated proceeds from this offering had occurred on January 1, 2002.

      The pro forma financial information reflects the consolidation of Recom financial statements with our financial statements as of the date the Recom transaction is assumed to have occurred, as described above. The presentation below reflects our investment in Shurgard Europe under the equity method of accounting because our institutional partners have participation rights that affect our ability to control the entity. Under the joint venture agreement, substantially all major decisions will require the approval of us and at least one of our remaining joint venture partners in Shurgard Europe. Based on the guidance provided by Emerging Issues Task Force No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights,” these governance provisions prevent us from consolidating the financial statements of Shurgard Europe.

      The pro forma financial information set forth below is not necessarily indicative of our combined financial position or the results of operations that actually would have occurred if the transactions had been consummated on such dates. In addition, they are not intended to be a projection of results of operations that may be obtained in the future. This pro forma financial information should be read in conjunction with the audited financial statements and related notes thereto included elsewhere or incorporated by reference in this prospectus supplement.

Pro Forma Unaudited Condensed Consolidated Balance Sheet as of March 31, 2003

				Adjustments
		Adjustments		for Purchase
		for Purchase		of Shurgard
		of Recom		Europe		Pro Forma
	As Reported	Interests		Interests		as Adjusted

	(in thousands)
Assets:
Storage centers	$1,263,018	$—		$—		$1,263,018
Other real estate investments	28,878	153,377	(1)	146,312	(2)	328,567
Cash and cash equivalents	71,847	220	(3)	(49,652	)(4)	22,415
Other assets	129,545	281	(3)	—		129,826

Total assets	$1,493,288	$153,878		$96,660		$1,743,826

Liabilities and Shareholders’ Equity:
Accounts payable and other liabilities	$107,016	$—		$(6,579	)(5)	$100,437
Line of credit	—	153,878	(6)	(51,755	)(7)	102,123
Notes payable	642,355	—		—		642,355

Total liabilities	749,371	153,878		(58,334)		844,915

Minority interest in other real estate investments	15,378	—		—		15,378
Shareholders’ equity	728,539	—		154,994	(7)	883,533

Total liabilities and shareholders’ equity	$1,493,288	$153,878		$96,660		$1,743,826

(1)	The increase in other real estate investments represents our additional 42.5% indirect ownership interest in Shurgard Europe resulting from increasing our ownership interest in Recom from 9.1% to 88.1%.

(2)	The increase in other real estate investments represents our acquisition of CSFB’s 10.6% ownership interest in Shurgard Europe on April 30, 2003 and the anticipated acquisition of Deutsche Bank’s 12.8% ownership interest and AIG’s 7.1% ownership interest in Shurgard Europe in the third quarter of 2003.

(3)	The increases in cash and cash equivalents and other assets represent the consolidation of Recom for financial accounting purposes as of March 31, 2003.

(4)	The decrease in cash is the result of our acquisition of CSFB’s 10.6% ownership interest in Shurgard Europe on April 30, 2003.

(5)	The decrease in accounts payable and other liabilities represents the reclassification of the negative basis of our investment in Shurgard Europe to other real estate investments incident to the purchase of CSFB’s 10.6% ownership interest in Shurgard Europe.

(6)	The increase in our revolving credit facility represents borrowings to fund our loan to Recom and our increased equity investment in Recom.

(7)	Increase in total shareholders’ equity represents proceeds of $155.0 million, net of estimated transaction costs, from the issuance of 5,000,000 shares of common stock at $32.50 per share in this offering, of which approximately $103.2 million will be used to acquire Deutsche Bank’s 12.8% ownership interest and AIG’s 7.1% ownership interest in Shurgard Europe, and approximately $51.8 million will be used to repay outstanding indebtedness under our revolving credit facility.

Unaudited Pro Forma Condensed Statement of Income

for the Year Ended December 31, 2002

				Adjustments
		Adjustments		for Purchase
		for Purchase		of Shurgard
		of Recom		Europe	Pro Forma
	As Reported	Interests		Interests	as Adjusted

	(in thousands, except per share data)
Revenues:
Total revenue	$264,113	$—		$—	$264,113
Expenses:
Depreciation and amortization	46,426	—		—	46,426
Loss from other real estate investments	1,396	7,561	(1)	4,872 (2)	13,829
Other operating and administrative expenses	117,574	—		—	117,574

Total expenses	165,396	7,561		4,872	177,829

Income from operations	98,717	(7,561)		(4,872)	86,284
Other Income (Expense):
Interest expense	(38,386)	(4,508	)(3)	—	(42,894)
Interest income and other	(3,375)	—		—	(3,375)

Other income (expense), net	(41,761)	(4,508)		—	(46,269)
Minority interest	(637)	—		—	(637)

Net income before income tax benefit	56,319	(12,069)		(4,872)	39,378
Income tax benefit	314	—		—	314

Net income	$56,633	$(12,069)		$(4,872)	$39,692

Net Income Allocation:
Allocable to preferred shareholders	$14,695	$—		$—	$14,695
Allocable to common shareholders	41,938	(12,069)		(4,872)	24,997

Net income	$56,633	$(12,069)		$(4,872)	$39,692

Net Income per Common Share:
Basic net income per common share	$1.20	$(0.35)		$(0.22)	$0.63
Diluted net income per common share	$1.18	$(0.34)		$(0.22)	$0.62

(1)	The increased loss from other real estate investments is the result of losses attributable to our additional 42.5% indirect ownership interest in Shurgard Europe through Recom, in which we increased our ownership interest from 9.1% to 88.1%.

(2)	The increased loss from other real estate investments is the result of our acquisition of CSFB’s 10.6% ownership interest in Shurgard Europe on April 30, 2003 and the anticipated acquisition of Deutsche Bank’s 12.8% ownership interest and AIG’s 7.1% ownership interest in Shurgard Europe in the third quarter of 2003.

(3)	The increase in interest expense is the result of the additional $153.9 million that we borrowed under our revolving credit facility to finance our additional investment in Recom.

Unaudited Pro Forma Condensed Statement of Income for the Three Months Ended March 31, 2003

				Adjustments
		Adjustments		for Purchase
		for Purchase		of Shurgard
		of Recom		Europe	Pro Forma as
	As Reported	Interests		Interests	Adjusted

	(in thousands, except per share data)
Revenues:
Total revenue	$66,804	$—		$—	$66,804
Expenses:
Depreciation and amortization	12,374	—		—	12,374
Loss from other real estate investments	577	2,746	(1)	1,730 (2)	5,053
Other operating and administrative expenses	30,983	—		—	30,983

Total expenses	43,934	2,746		1,730	48,410

Income from operations	22,870	(2,746)		(1,730)	18,394
Other Income (Expense):
Interest expense	(9,709)	(949	)(3)		(10,658)
Interest income and other	938	—		—	938

Other income (expense), net	(8,771)	(949)			(9,720)
Minority interest	(172)	—		—	(172)

Net income before income tax benefit	13,927	(3,695)		(1,730)	8,502
Income tax benefit	86	—		—	86

Net income	$14,013	$(3,695)		$(1,730)	$8,588

Net Income Allocation:
Allocable to preferred shareholders	$2,974	$—		$—	$2,974
Allocable to common shareholders	11,039	(3,695)		(1,730)	5,614

Net income	$14,013	$(3,695)		$(1,730)	$8,588

Net Income per Common Share:
Basic net income per common share	$0.31	$(0.10)		$(0.07)	$0.14
Diluted net income per common share	$0.30	$(0.10)		$(0.06)	$0.14

(1)	The increased loss from other real estate investments is the result of losses attributable to our additional 42.5% indirect ownership interest in Shurgard Europe through Recom, in which we increased our ownership interest from 9.1% to 88.1%.

(2)	The increased loss from other real estate investments is the result of our acquisition of CSFB’s 10.6% ownership interest in Shurgard Europe on April 30, 2003 and the anticipated acquisition of Deutsche Bank’s 12.8% ownership interest and AIG’s 7.1% ownership interest in Shurgard Europe in the third quarter of 2003.

(3)	The increase in interest expense is the result of the additional $153.9 million that we borrowed under our revolving credit facility to finance our additional investment in Recom.

TAX RETENTION OPERATING LEASE TRANSACTIONS

      We purchased six properties on April 1, 2003 and an additional 30 properties on June 2, 2003 that were subject to our tax retention operating leases. The total purchase price for the 36 properties was $164.7 million. We financed the purchase of these properties with proceeds from our notes offering in March 2003 and by borrowing under our revolving credit facility. Of these properties, we own 22 entirely and anticipate having a 51% to 85% joint venture interest in 14 that will be consolidated in future periods. Effective on the respective closing dates of these purchases, we will reflect the 36 properties on our balance sheet at the purchase price less development profit that we previously deferred. As a result of the acquisition of these properties, we no longer have any outstanding tax retention operating leases.

      Of the 36 properties we purchased in these transactions, 11 are still under development and have not yet opened and the remaining 25 have been open for periods ranging from one to 24 months. The open properties have an average age of 16.1 months and a median age of 17.5 months. All of the operating properties are undergoing lease-up and are, therefore, expected to show operating losses as a group until a significant number of properties reach stabilized occupancy. The properties still under development will undergo the same lease-up process after they open.

      Under the tax retention operating leases in effect prior to the purchase of the properties, we recognized the operating revenue and expenses of the properties as well as rent under the leases equal to the lesser of 85% of the storage center’s positive monthly net operating income or the lessor’s interest costs. Following the transfer of the properties, we now recognize the full amount of interest expense related to the properties.

      On a pro forma basis, giving effect to the acquisition of the properties as if it had taken place on January 1, 2003, our net income for the first quarter of 2003 would have been $13.4 million as compared to our reported net income of $14.0 million as a result of a reduction in operating expense of $228,000 and an increase in interest expense of $844,000 related to these properties. We expect these properties to mature to stabilized occupancy consistent with our other properties, which typically takes 24 to 36 months. As this occurs, the losses from operating properties should decline, but the 11 properties still under development will generate losses as they open and undergo the same lease-up process.

      The purchase of the properties also resulted in (1) an increase in storage center assets of approximately $159.7 million, (2) an increase in our line of credit of approximately $142.5 million, (3) a reduction in our cash of approximately $22.2 million and (4) a reduction in other liabilities of approximately $5.0 million.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

      Our common stock trades on the New York Stock Exchange under the symbol “SHU.” The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock, as reported on the New York Stock Exchange, and the dividends declared.

			Dividend
	High	Low	Declared

Fiscal Year Ended December 31, 2001
First Quarter	$26.83	$24.38	$0.52
Second Quarter	31.25	26.02	0.52
Third Quarter	32.19	28.48	0.52
Fourth Quarter	32.49	28.90	0.52
Fiscal Year Ended December 31, 2002
First Quarter	$35.15	$31.15	$0.53
Second Quarter	37.15	33.26	0.53
Third Quarter	35.40	29.04	0.53
Fourth Quarter	31.68	28.49	0.53
Fiscal Year Ending December 31, 2003
First Quarter	$32.50	$28.37	$0.54
Second Quarter	34.99	31.00	—
Third Quarter (through July 10, 2003)	33.94	32.09	—

      On July 10, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $32.70 per share. As of July 10, 2003, there were 17,574 holders of record of our common stock. Because brokers and other institutions hold many of these shares on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

      We expect to continue to pay regular quarterly dividends to our shareholders. We will declare and pay dividends at the discretion of our board of directors. After fiscal year 2003, we anticipate that our dividend payout ratio will decline over time as we retain a higher proportion of cash flow for growth. The amount, if any, of dividends will depend on cash generated by operating activities, our financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, and such other factors as our board of directors may deem relevant. Under certain circumstances, which we do not expect to occur, we could be required to make distributions in excess of our cash available for distribution in order to meet such REIT requirements.

BUSINESS AND PROPERTIES

Overview

      We are a REIT that develops, acquires, owns and manages self storage centers and related operations in the United States and Europe. Our self storage centers offer easily accessible storage space for personal and business uses. We are one of the four largest operators of self storage centers in the United States and the largest operator in Europe.

      As of March 31, 2003, we operated a network of 561 storage centers and two business parks located throughout the United States and in Europe. Of these properties, we own or lease, directly and through our subsidiaries and joint ventures, 535 properties containing approximately 34.1 million net rentable square feet and manage for third parties 28 properties containing approximately 1.6 million rentable square feet. As of March 31, 2003, we owned or leased 439 U.S. properties in 21 states, including 87 properties in which we hold joint venture interests ranging from 50% to 99.6%. As of March 31, 2003, Shurgard Europe, in which we had a 7.6% ownership interest, owned or leased 96 European properties in six countries and had 11 under development. In April and June 2003, we increased our interest in Shurgard Europe to 60.7% and intend, through additional transactions that we anticipate completing in the third quarter of 2003, to further increase our interest to 80.6%. Under the joint venture agreement governing Shurgard Europe, a majority economic interest does not represent a controlling interest.

      For the three months ended March 31, 2003, our U.S. properties had a weighted average annual net rentable square foot occupancy rate of 80% and a weighted average rent per net rentable square foot of $11.19, and Shurgard Europe’s properties had a weighted average annual net rentable square foot occupancy rate of 55% and a weighted average rent per net rentable square foot of $18.43. The occupancy rate of Shurgard Europe’s properties is lower than that of our U.S. properties because approximately 70% of Shurgard Europe’s properties have been developed since January 1, 2000, and many of these properties are still undergoing lease-up.

Recent Developments

Increased Ownership of Shurgard Europe

      We are in the process of increasing our investment and ownership position in Shurgard Europe through a series of transactions that we anticipate completing in the third quarter of 2003. When completed, these transactions will increase our ownership interest in Shurgard Europe to 80.6%. These transactions include the following:

•	CSFB. On April 30, 2003, we acquired the 10.6% ownership interest in Shurgard Europe held by CSFB for $49.7 million.

•	Recom. In June 2003, we loaned $153.0 million to Recom to repay its existing credit facility and purchased additional equity of Recom for approximately $856,000, which increased our ownership interest in Recom from 9.1% to 88.1%, resulting in an additional 42.5% indirect ownership interest in Shurgard Europe. The remaining 11.9% of Recom is owned by our European operating partners and a group of current and former employees of Shurgard Europe. Later in 2003, we intend to liquidate Recom, subject to the approval of the other owners of Recom, which will convert our indirect interest in Shurgard Europe to a direct interest.

•	Deutsche Bank and AIG. In June 2003, we entered into agreements to acquire the 12.8% ownership interest in Shurgard Europe held by Deutsche Bank and the 7.1% ownership interest in Shurgard Europe held by AIG for an aggregate of 90.6 million euro ($103.2 million as of July 10, 2003) assuming that we close the transactions on July 31, 2003.

      We expect to use proceeds from this offering to fund the Deutsche Bank and AIG transactions and to repay outstanding indebtedness under our revolving credit facility, which includes amounts borrowed to purchase a portion of the 36 properties that we previously operated under our tax retention operating leases and to fund our additional Recom investment. We are also continuing to pursue discussions with our remaining partners in Shurgard Europe, including one institutional partner that did not sell its interest to us at the price we offered Deutsche Bank and AIG, to further increase our ownership interest in Shurgard Europe.

First Shurgard Joint Venture

      In May 2003, Shurgard Europe partnered with Crescent to form the First Shurgard joint venture. Shurgard Europe owns a 20% interest in First Shurgard. First Shurgard has equity commitments of 12.5 million euro from Shurgard Europe and 50 million euro from Crescent and has obtained a non-recourse five-year debt facility for 85 million euro from a group of commercial banks. A second phase of the joint venture arrangement provides for additional equity financing of 33 million euro, subject to the availability of acceptable debt financing and certain other conditions. We anticipate that for the next 12 to 18 months, First Shurgard will develop and operate under the Shurgard brand most of Shurgard Europe’s new self storage properties.

Tax Retention Operating Leases

      In April and June 2003, we purchased 36 properties that we previously operated under our tax retention operating leases. The total purchase price for the 36 properties was approximately $164.7 million. We financed the purchase of these properties with proceeds from our notes offering in March 2003 and by borrowing under our revolving credit facility. Of these properties, we own 22 entirely and anticipate having a 51% to 85% joint venture interest in 14 that will be consolidated in future periods. As a result of the acquisition of these 36 properties, we no longer have any outstanding tax retention operating leases.

Acquisition of Minnesota Mini-Storage

      On June 30, 2003, we completed the acquisition of five entities owning a total of 19 self storage centers located in Minnesota and operated under the name of Minnesota Mini-Storage. As consideration in the transaction, we issued 3,050,000 shares of common stock at closing and have agreed to issue an additional 50,000 shares if the properties meet certain revenue targets prior to the end of 2005. The shares issued in the transaction were not registered under the Securities Act in reliance on an exemption from the registration requirements of the Securities Act. We are required to file a registration statement by September 1, 2003 to register the resale of shares issued in the acquisition, at which point the shares will be freely tradable. The acquisition was structured as a merger and will be accounted for as a purchase.

Issuance of 5.875% Notes

      On March 19, 2003, we issued $200.0 million in senior unsecured notes that bear interest at 5.875% and are due in 2013, resulting in net proceeds to us of $197.9 million. The notes require semi-annual interest payments due March 15 and September 15. We used proceeds from the notes offering to repay amounts outstanding under our revolving credit facility to acquire CSFB’s 10.6% ownership interest in Shurgard Europe and to purchase a portion of the properties that we previously operated under our tax retention operating leases.

Business Strategy

      Our mission is to become the global leader in storage products and services and to ensure satisfaction and value for our customers through security, quality and innovation. Our strategy in the United States and Europe involves an emphasis on customer service and satisfaction, portfolio management, development and acquisitions and property management systems.

Customer Service and Satisfaction

      Quality Employees. We view the quality of customers’ interaction with employees as critical to our long-term success. Accordingly, we emphasize teamwork in our employee training programs. Through our emphasis on training, personnel development and decentralized decision-making, we believe we attract well-qualified, highly motivated employees who are committed to providing superior levels of customer service.

      Convenient and Secure Stores. Our stores are easily accessible, offer a range of storage products and services for customer convenience and emphasize security and product quality. We believe that our strategy of offering high-quality, convenient stores strengthens the brand image of Shurgard, attracts customers and enables us to maintain premium rents.

•	Store Location and Hours. Our stores are generally located in major metropolitan areas along retail and high-traffic corridors for easy customer access and usually have significant road frontage for high visibility. Although hours vary from store to store, customers can generally access their individual units between 6 a.m. and 9 p.m. seven days a week.

•	One-Stop Convenience. Most of our stores offer a range of storage products and ancillary services, including supplies such as packing and storage materials, locks and boxes, as well as services such as property insurance referrals, moving company referrals and Budget truck rentals, that we believe conveniently and efficiently address customers’ storage needs. In addition, we generally offer premium features such as computer-controlled access and electronic security systems. Finally, a number of our stores offer climate-controlled storage space.

•	Property Security. We use a variety of measures at our stores, as appropriate, to enhance security. Such measures may include, among others, on-site personnel, electronic devices such as intrusion and fire alarms, access controls, video and intercom surveillance devices, individual unit alarms, perimeter beams, fencing and lighting. We assign each customer a designated personal identification number for use in connection with a computerized gate access system. Each access is automatically logged into a computer database. In addition, we have developed and plan to continue to improve our package of security controls, including software, video and interactive communication.

•	Capital Expenditures and Maintenance. We budget for a level of capital expenditures consistent with our commitment to maintaining attractive, well-maintained and secure self storage centers, which enable us to pursue a premium pricing strategy. In addition, capital expenditures for consistent signage and color scheme among our properties strengthen the brand image of Shurgard.

      Marketing and Sales. We train managers in fundamental sales skills to elicit customer needs and turn prospects into customers. We also have a national sales center in the United States to field telephone sales calls from individual properties. Employees at our U.S. sales center are able to sell space at the store most convenient to the customer. We have implemented additional sales and marketing programs to broaden our distribution channels, such as a web site for our enhanced e-commerce business and an expanded commercial accounts and direct sales force in selected markets.

•	Market Research. We maintain an extensive market research database on our primary markets and closely track occupancy levels, rental rates and other operational data regarding self storage properties within these markets. We have conducted focus group research and telephone surveys, and use customer comment cards to identify the primary considerations in customers’ self storage choices and satisfaction so that we can better attract and service customers.

•	Market Share. We employ various means to increase our share of the self storage market. We place prominent advertisements in the yellow pages and seek to promote customer awareness of our stores through highly visible store locations, site signage and architectural features. We locate our stores along retail and high-traffic corridors, usually with significant road frontage to increase visibility. We build on most newly developed stores a distinctive “lighthouse” office to distinguish us from competitors and to increase customer awareness of the Shurgard brand.

Portfolio Management

      Our portfolio management strategy is to increase same store cash flow by achieving the highest rental rate structure consistent with strong occupancy rates, cost containment, improved operating leverage and expansion of our existing stores.

      Revenue Optimization. We seek to optimize our revenue by achieving the highest sustainable rental rate structure for our stores, consistent with high levels of occupancy, through the use of teams of store employees and district managers who are trained and authorized to set rental rates and make rental rate changes based on their analysis of demand and availability at a particular store. Market personnel regularly evaluate their properties’ rental rates, based on unit demand and unit availability, and can quickly change marginal rental rates to ensure that revenue is optimized.

      Cost Containment and Improved Operating Leverage. We seek to increase cash flow by carefully containing operating expenses. For example, we closely monitor our real estate tax assessments, appealing such assessments as appropriate, and engage consultants to manage certain utility costs. In addition, as we increase the number of properties in our targeted markets, we achieve economies of scale and lessen the impact of corporate overhead expense. We believe that our management and operational procedures, which can be implemented over a large number of properties, enable us to add new properties quickly and with little disruption to our system.

      Strategic Expansions. We seek to increase revenue by building additional rentable storage space at suitable stores either through on-site expansion or acquisition of property adjacent to existing stores. We typically receive high incremental returns on such build-out investments, because resulting revenue increases are achieved with little increase in fixed operating costs.

Development and Acquisitions

      Our external growth strategy is to develop new, high-quality self storage properties and to acquire additional self storage properties that meet or can be upgraded to meet our standards. In general, we plan to develop or acquire new properties primarily in our existing markets and in new markets that create economies of scale for our current network of stores. In most markets, we seek to own at least 15 stores in order to realize operating and marketing efficiencies and increase brand awareness. We believe that the experience of our management team in developing and acquiring self storage properties strengthens our ability to pursue our external growth strategy.

      We favor development or acquisition of self storage properties in major metropolitan markets, located near retail or high-traffic corridors, usually with significant road frontage to increase visibility. We rely on our market personnel to target areas in which to develop and acquire new stores. Our staff of real estate professionals in various markets develops and acquires new stores for us in the markets presenting the best opportunities. We have developed comprehensive market expansion plans for each of our target markets, including those in Europe, and use these plans as the basis for selecting new store locations and acquisition targets. The market expansion plans use a demographic analysis of an area along with an evaluation of competitors’ locations, rates and product quality to determine the optimum number and location of new stores.

      Development. We believe that several factors favor our development strategy:

•	Development Expertise. We have substantial real estate development, construction management and architectural expertise that has been developed in the United States over the past 30 years. Along with our predecessor companies, we developed more than a third of the properties we currently own, lease or manage, and, since 1972, we have maintained an internal development staff, currently consisting of 18 people.

•	Strategic Site Selection to Maximize Revenues. To obtain the best store locations, we target sites for development in urban areas and upscale retail areas that often require rezoning and other complex development measures. We believe that the difficulties of developing storage properties in such urban areas may discourage competitors from locating nearby and, as a result, enable us to operate in underserved areas. This in turn enables us to charge higher rental rates.

•	Focus on Quality and Brand Image Development. We have greater control of quality and brand image by developing our own self storage properties. This enables us to focus on high construction quality and standards and a consistent and inviting building design. We believe our focus on quality and consistency will enable us to further strengthen awareness of the Shurgard brand, obtain repeat business, maintain premium prices and differentiate us from our competitors.

      Acquisitions. We also selectively acquire high-quality properties that are consistent with our business plan. Additional acquisitions allow us to spread overhead and certain management, marketing and advertising costs over a greater number of revenue-producing assets. As a result, we can achieve increasing economies of scale with each new property acquired. We complete a thorough analysis of each property that we intend to acquire, including, but not limited to, a review of capital expenditures that will be required for the property to meet our standards. In addition to adding high-quality properties, we look for high-quality portfolios of properties that would establish a market presence for us in a new market.

Property Management Systems

      We have integrated property management systems and procedures for marketing, advertising, leasing, operations, maintenance and security of properties and the management of on-site personnel. Our computerized management information system links our corporate office with each store. We use proprietary software that expedites internal auditing, financial statement and budget preparations, allows the daily exchange of information with our corporate office and manages detailed information with respect to the tenant mix, demographics, occupancy levels, rental rates, revenue optimization, payroll and other information relating to each store. Additionally, we use a network-based accounting package that has aided in the compilation and dissemination of information from and to our stores, and we use an enterprise wide-area network with remote access capability. This software enables our national sales center, commercial accounts department and our corporate employees to have remote access to current store information. We are developing significant updates to this software that will improve management information and increase effectiveness in information compilation and dissemination to our stores.

Other Activities

      STG, one of our subsidiaries, is a containerized storage business that brings storage directly to the customer through weather-resistant 8’ x 5’ x 8’ storage containers. STG delivers these containers to customers for packing. STG then picks up the containers and delivers them to a warehouse for storage. Customers may access their storage container in a showroom at the warehouse or have it redelivered to their home. In addition to the monthly rental charge, we may charge service fees for transportation of the container. This business venture is currently operating in the Seattle, Portland and San Francisco markets. For federal income tax purposes, STG is a disregarded entity owned by our taxable REIT subsidiary. Therefore, STG’s income will be subject to federal income tax.

      We also manage, under the Shurgard name, self storage properties owned by others that meet our quality standards. Management of such properties enables us to spread the cost of overhead across a greater number of properties. Additionally, it allows us to expand our presence in the markets in which we operate, to offer customers a broader geographic selection of self storage properties to suit their needs and to establish relationships with property owners that may lead to future acquisitions. Management fees that we earn are not qualifying income for REIT qualification purposes. Accordingly, we closely monitor the level of these activities to ensure our continued qualification as a REIT. As of March 31, 2003, we managed 28 self storage properties for others.

Capital Strategy

      Our stated long-term capital objectives include:

•	maintaining conservative leverage ratios;

•	maintaining our investment grade rating;

•	extending our debt maturity schedule; and

•	increasing the percentage of our unencumbered assets.

      We anticipate funding our growth primarily through a combination of our lines of credit, unsecured debt, preferred and common equity and alternative capital sources. In order to continue to grow at historical rates and to execute our internal business plan and meet our capital objectives, it will be necessary to continue to access the equity capital markets. Additionally, after fiscal year 2003, we anticipate that our dividend payout ratio will decline over time as we retain a higher proportion of cash flow for growth.

      In order to mitigate our interest rate risk, we contract with financial institutions for derivative products that help us manage this exposure. Our investment policy prohibits us from entering into any such contract solely to secure profit by speculating on the direction of currency exchange or interest rates if unrelated to capital borrowed, lent or invested by us. In order to diversify capital sources and mitigate development risk, we have developed a significant number of our storage centers through institutional partners.

The U.S. Self Storage Industry

      The U.S. self storage industry serves an important function in the commercial and residential real estate markets. Self storage properties were first developed in the early 1960s in the southwestern United States in response to the growing need for low-cost, accessible storage. A number of factors accelerated the demand for low-cost storage, including, among others, a more mobile society, with individuals moving to new homes and new cities needing short-term storage for their belongings, the increasing cost of housing (resulting in smaller houses), the increased popularity of apartments and condominiums, more individuals with growing discretionary income (resulting in the purchase of items such as boats and recreational vehicles that often cannot be stored at residences), the growing number of small businesses and the escalating cost of other storage alternatives. As the demand for such storage increased, and the acceptance of self storage became more widespread, self storage properties were built throughout the United States. Generally, such properties were constructed along major thoroughfares that provided ready access and public visibility or in outlying areas where land was inexpensive. In certain areas of the country, where new construction was impractical because of construction costs, lack of suitable sites or other restrictions, older structures have been converted into self storage properties.

      We believe, based on our experience, that the self storage industry is characterized by fragmented ownership, high gross margins, low levels of price sensitivity and increasing customer demand. Typical customers of a self storage property include individuals, ranging from homeowners to college students, and commercial users, such as sales representatives and distributors, who require frequent access, and business owners requiring seasonal storage. A single customer rarely occupies more than 1% or 2% of the net rentable area in any particular store.

      Capital expenditures are generally less for self storage properties than other types of commercial real estate due to the properties’ structural simplicity and durable materials and the lack of tenant improvement demands. Capital expenditures include periodic expenditures for replacing roofs and pavement, as well as improvements such as expansions and unit reconfigurations. Expense items include repairing asphalt, doors, fences and masonry walls, maintaining landscaping, and repairing damage caused by customer vehicles. Minimal maintenance is required when a storage unit is vacated to prepare it for the next customer.

Competition in the U.S. Market

      Competition exists in every U.S. market in which our stores are located. We compete with, among others, national, regional and local self storage operators and developers. Storage operators compete based on several factors including location, rental rates, security, suitability of the property’s design to prospective tenants’ needs and the manner in which the property is operated and marketed. We believe that the primary competition for potential customers of any of our self storage centers comes from other self storage properties within a three- to five-mile radius of that store. We have positioned our stores within their respective markets as high-quality operators that emphasize customer service and security. We do not seek to be the lowest-price storage provider. During periods of recession, we may experience a decline in demand that can increase price competition among storage center operators.

      To the extent we experience new supply in our markets, the increased available storage space may reduce occupancy levels per storage property and further intensify competition among storage providers for available tenants in those markets. The extent to which we are affected by competition will depend in significant part on market conditions within a three- to five-mile radius of our stores.

U.S. Properties

      As of March 31, 2003, we operated a network of 465 storage centers and two business parks located throughout the United States. Of these properties, we own or lease, directly and through our subsidiaries and joint ventures, 439 properties containing approximately 28.8 million net rentable square feet and manage for third parties 28 properties containing approximately 1.6 million rentable square feet. Our 439 U.S. properties are located in 21 states and include 87 properties in which we hold joint venture interests ranging from 50% to 99.6%.

      Our self storage properties are designed to offer accessible storage space for personal and business use. Individuals typically rent individual units in self storage properties for storage of personal belongings such as furniture, appliances, boats and other household and recreational goods. Businesses typically rent space for storage of business property such as equipment, seasonal goods, records and fixtures. We believe that it is desirable to have commercial customers because they tend to rent larger units, stay for longer terms, are more reliable payers and are less sensitive to price increases. Based on a survey of our customers conducted during December 2002, we estimate that commercial users account for approximately 25% to 30% of our total customer base.

      Our self storage properties are divided into a number of self-enclosed rental units that generally range in size from approximately 25 to 360 square feet. Many properties have uncovered storage outside the buildings for parking motor vehicles, boats, campers and other similar items suitable for outside storage. Additionally, a number of our properties include climate-controlled storage units for which we typically charge a premium.

      Customers of self storage properties are generally responsible for delivering and retrieving their goods. Many leased spaces can be accessed directly by automobile or truck, but some properties, in particular the multistory buildings, have separate loading docks and elevators available for delivery and retrieval of stored goods. Customers generally have access to their unit without additional charge during normal business hours and control access to such space through the use of their personal padlocks. We offer Budget truck rentals at a majority of our domestic properties for added convenience to our customers and to differentiate our stores from most of our competitors. In addition to truck rentals, we sell locks, boxes and packing and storage materials at our domestic stores.

      The leasing, maintenance and operation of our stores are the responsibility of store managers. Security is provided through a variety of systems that may include, among others, on-site personnel, electronic devices such as intrusion and fire alarms, access controls, video and intercom surveillance devices, property fencing and lighting.

      Although our stores range considerably in size, most domestic properties consist of one or more single-story buildings. The smallest store has approximately 21,000 net rentable square feet, while the largest store has approximately 280,000 net rentable square feet. The properties generally are constructed with concrete block or tilt-up concrete panels, with steel columns or precast concrete columns that rest on concrete footings and slabs, and have built-up tar roofs or pitched truss roofs with shingles or standing seam metal roofs. The interior walls are generally constructed with metal studs and partitions or other construction materials that are secure but readily movable. The parking areas and driveways are generally asphalt or concrete. All stores have fencing, floodlights and electronic gates.

      In some cases, multistory buildings have been converted into self storage properties. In addition, similar multistory buildings for self storage have been constructed in dense urban areas where land costs, zoning and other development considerations make it impractical or undesirable to construct single-story buildings.

      The following map shows the number of properties that we owned or leased in each state as of March 31, 2003.

Historical U.S. Portfolio Performance

      The following table sets forth information regarding weighted average occupancy and weighted average rent per square foot for the self storage properties and business parks owned or leased by us in the United States for the years ended December 31, 2000, 2001 and 2002. The occupancy and rental rates in this and the following table are affected by new stores, which, once opened, go through a “lease-up” period during which occupancy is generally lower than at later stages. This impact will affect the comparability from year to year and is not indicative of operating results.

	No. of
	Properties		Average Occupancy				Average Rent per Square Foot
	as of	Percentage
	March 31,	of 2003				March 31,				March 31,
	2003(1)	Revenue(2)	2000	2001	2002	2003	2000	2001	2002	2003

Arizona	22	4.4%	82%	86%	84%	87%	$9.69	$9.88	$9.73	$9.46
California	49	16.3	88	89	81	78	12.71	13.89	14.66	14.63
Florida	28	7.0	73	73	70	73	10.52	10.63	11.08	11.01
Georgia	18	3.8	79	81	78	77	10.04	10.44	10.73	10.47
Illinois	20	4.1	84	85	76	69	10.51	11.21	11.56	11.55
Michigan	25	5.2	90	83	81	82	9.33	9.66	9.76	9.48
New York	11	5.0	80	73	77	79	19.59	20.57	20.94	20.40
North Carolina	33	5.2	74	84	75	74	12.00	9.00	6.67	7.26
Oregon	14	2.9	89	91	88	86	9.54	10.29	11.12	11.31
Texas	66	13.8	80	84	84	84	9.40	9.85	10.46	10.23
Virginia	35	8.0	84	85	86	86	11.93	13.16	13.58	13.44
Washington	52	13.3	87	86	84	85	10.95	11.60	11.89	11.50
Other domestic	66	11.0	78	76	75	75	10.17	10.52	9.92	9.65

Total	439	100.0%

Weighted Average			83%	83%	80%	80%	$10.82	$11.47	$11.50	$11.19

(1)	Includes 410 facilities owned or leased by us and entities controlled by us. The remaining 29 facilities are owned or leased by entities in which we have a non-controlling interest. See Schedule III in our Consolidated Financial Statements included in our annual report on Form 10-K/ A for the year ended December 31, 2002, which is incorporated herein by reference, for a complete list of properties for which we consolidate financial information.

(2)	Revenue includes all store revenue regardless of ownership interest in the property.

      The following table sets forth information for all of our U.S. properties for which we have an ownership or leasehold interest regardless of percentage ownership. The table provides weighted average occupancy and weighted average rent per square foot for the years ended December 31, 1998 through December 31, 2002.

	1998	1999	2000	2001	2002

Number of properties (at year end)	302	324	352	377	438
Weighted average occupancy	84%	82%	83%	83%	80%
Weighted average rent per square foot	$9.90	$10.30	$10.82	$11.47	$11.50

      Leasing of Properties. Rental units are usually rented on a month-to-month basis. Based on our most recent evaluation of customer move-outs for the year ended 2002, the average rental period for a tenant is approximately 12 months. This average is comprised of the rental periods of business tenants, whose average stay is 19 months, and those of residential customers, whose average stay is 11 months. Rental income from leased space constitutes the primary revenue from such properties, but we receive additional revenue from incidental services rendered at the properties, such as lock and box sales and truck rentals. Rental rates vary substantially depending on the size of the storage space, the property location, the quality of the property and the proximity of competition.

      Other Properties. Shurgard owns two business parks located near Tacoma, Washington and Burke, Virginia. The business parks were built in 1979 and 1984, respectively, and they contain an aggregate of approximately 158,000 net rentable square feet.

SHURGARD EUROPE

Business Strategy

Overview

      We conduct our European operations through Shurgard Europe, a joint venture established to develop the Shurgard concept in selected European markets. Shurgard Europe began operations in 1995. Since then, it has built the largest self storage network in Europe with 96 storage centers and, we believe, established the most widely recognized European brand in the self storage industry. In each country, Shurgard Europe has followed a pattern of identifying market characteristics, testing its self storage product for customer acceptance and then moving quickly to establish a substantial presence in the target market. Shurgard Europe’s continuing expansion plans focus on five key markets: the Benelux region (which includes Belgium, the Netherlands and Luxembourg), France, Scandinavia (including Sweden and Denmark), the United Kingdom and, more recently, Germany. It is also evaluating expansion into Spain and Italy. We believe this base of 96 operating storage centers, coupled with its 11 additional development properties, its planned additional developments and its existing infrastructure, provide Shurgard Europe with a competitive advantage and the opportunity to continue its market leadership throughout Europe.

      We believe that the European market represents a strong growth opportunity for the self storage business. European consumers tend to live in more densely populated areas and smaller living spaces that make self storage an attractive option. Based on our experience, we believe that the self storage industry is not well established in Europe and that it represents an underserved market. As of January 1, 2002, the U.S. population, according to the Population Division, U.S. Census Bureau, was approximately 290 million and, based on our estimates, was served by more than 35,000 self storage centers. Meanwhile, the population of the six European countries in which Shurgard Europe operated, according to European Union statistics, as posted on http://europa.eu.int, was approximately 159 million and, based on our estimates, was served by fewer than 600 self storage centers.

      The business strategies that Shurgard Europe employs in its operations are substantially the same as those that we employ in the United States. Shurgard Europe has tested its self storage product with local consumers in six European countries and has tailored its product in each market to meet their needs. Based on this process, we believe that the self storage concept has received wide customer acceptance in the markets in which Shurgard Europe operates and that Shurgard Europe’s customers are motivated by the same factors as our U.S. customers. We have observed that the primary factors driving the need for self storage in both the United States and Europe relate to changes in either the business environment or one’s personal life. Examples of these changes include changes in the economy, relocation, divorce, seasonal fluctuations in inventory levels and renovations. The length of stay, customer use and customer profile of European customers is also similar to our U.S. customers. Because of the density of the areas where Shurgard Europe develops properties and the limited availability of land, substantially all of the European stores have multistory buildings. In general, we have found that European customers prefer interior units in large buildings, which are perceived as being safer than the drive-up units in single story buildings. Additionally, there are fewer acquisition opportunities in the European markets.

      During Shurgard Europe’s eight-year history in Europe, it has made a substantial investment in the infrastructure necessary to develop and successfully operate self storage centers on a pan-European basis. This infrastructure includes a full compliment of specialized personnel at the country level, as well as for pan-European purposes, related to development, design and construction of new storage centers, management implementation and oversight of Shurgard Europe’s storage centers, accounting, reporting and finance, information technology, legal, human resources and marketing. As of June 30, 2003 approximately 38% of Shurgard Europe’s employees represented support personnel necessary to build, operate and expand Shurgard Europe’s platform.

      The cost of creating and maintaining this well developed infrastructure has had an adverse effect on Shurgard Europe’s results of operations and has hindered its profitability. The resulting infrastructure has, however, enabled it to accelerate its expansion in six countries simultaneously over the past two years and, we believe, will permit it to develop and expand the self storage concept in its target markets under the Shurgard brand at a similar rate. We also believe that this infrastructure gives Shurgard Europe a competitive advantage over other operators in Europe, who generally operate in only one country, and non-European operators who would be required to make a comparable investment in infrastructure in order to compete.

      As of March 31, 2003, Shurgard Europe was operating 96 storage centers in Belgium, France, the Netherlands, Sweden, the United Kingdom and Denmark. It also has 11 properties under development in these countries and Germany, eight of which it has transferred to First Shurgard. We anticipate that for the next 12 to 18 months First Shurgard will hold most of the properties developed under the Shurgard brand in Europe. Today, Shurgard Europe employs over 380 employees with a senior management team made up of seasoned managers with substantial local development, finance, operations and marketing experience.

Development Yields

      Since 1995, both our and Shurgard Europe’s growth strategy have emphasized development of new stores. As part of our decision whether to build a particular store, we generally set a target yield on cost at a certain future date. In the United States, we typically target an 11.0% to 11.5% yield. Shurgard Europe’s targeted yield is typically 12.0% to 12.5%.

      The following table presents the average annual development yields on costs Shurgard Europe has achieved for European same stores since 1995. Our development yields for the United States are shown for comparison purposes. We calculated the average yields of all stores developed for each period. For example, a store first open for business in Sweden in 1997 is included in the European stores open for 48 months or more. The yield for each store for a given period was calculated by taking net operating income for the first quarter of 2003 (before deducting any management fees), multiplying by four to achieve an annualized number, and dividing by the total project costs associated with the development of that store. Due to the seasonality that we have historically experienced in our business, the first quarter operating results are generally the weakest that we would experience throughout the year. The calculated yield for each period is the weighted average of the sum of all individual store yields for each period.

	Number of	European Stores	Number of	U.S. Stores
Months Open	European Properties	Yield on Cost	U.S. Properties	Yield on Cost

48 or more	16	14.3%	53	11.3%
36 or more	28	11.8%	73	11.0%
24 or more	47	10.5%	99	10.0%

The European Self Storage Industry

      The European self storage industry is not well established, and there are relatively few self storage operators in Europe. Many European customers are not aware of the self storage concept, and the population in general does not have established habits of using self-storage.

      Full service storage has traditionally been provided in Europe as an ancillary service by moving companies. That service is typically more expensive than self-storage and does not allow direct access by customers to their goods, resulting in little control over, and unknown security risks for, the user goods. In addition, most moving companies require advance notice to retrieve goods and charge handling fees and minimum monthly fees, making the cost of smaller storage requirements very expensive. While a limited number of specialty storage companies provide commercial moving services or store goods that require a certain level of security or temperature control, fees for these specialty services are generally much higher than traditional movers and impose the same restrictions on customer access and handling. Even in the relatively few areas of Europe where self storage has been available, operators have traditionally placed little emphasis on the factors we consider to be critical to the success of the business, such as location, quality facilities, convenience and service.

Competition

      The self storage industry in Europe is relatively new, making it difficult to obtain reliable statistics regarding the level of competition throughout Europe. Shurgard Europe tracks and maintains information regarding competitors in the markets in which it operates, and in the markets that it has considered, or is considering, for expansion. Based on this information, and on industry publications that have attempted to estimate the size of the self storage industry in Europe, we believe the self storage market in the European countries in which Shurgard Europe operates is currently comprised of fewer than 600 facilities. Of these facilities, we believe approximately 300 to 350 are located in the United Kingdom, with the remainder in continental Europe.

      The following table presents the number of Shurgard Europe storage centers in each country in which it operates as well as Shurgard Europe’s internal estimates of the total number of storage centers in each country.

		Estimated
	Shurgard Europe	Storage
	Storage	Centers per
	Centers	Country(1)

France	23	91
Netherlands	22	51
Sweden	20	33
Belgium	17	19
United Kingdom	10	350
Denmark	4	11

Total	96	555

(1)	We are not aware of any third-party survey or other source of centralized information regarding the number of self storage properties operated in Europe. These estimates are based entirely on Shurgard Europe’s internal estimates.

      As illustrated by the above table, on an individual market basis, Shurgard Europe has a leading position in the Belgian market, where it began operations, and has a significant presence in France, the Netherlands and Sweden. Of the countries in which Shurgard Europe operates, it faces the most significant competition in the relatively more mature U.K. market.

Investment Strategy

      We believe that Shurgard Europe’s business plan realizes the benefits, and meets the challenges, of the business opportunity in Europe by combining local development and operations expertise with centralized management of common functions and capital formation. Therefore, Shurgard Europe has simultaneously:

•	concentrated development activities in the most attractive markets;

•	pursued and obtained pan-European financing for its business; and

•	created portfolio diversification and operating efficiencies through selective entry into additional markets.

      Shurgard Europe seeks to become the recognized leader in self storage in each market it enters by providing well-located, high quality self storage centers and a high level of customer service. Its investment strategy focuses on:

•	extending its market leadership;

•	developing brand equity through superior service and superior assets; and

•	attaining the highest sustainable investment returns.

Using this strategy, Shurgard Europe seeks to create a customer service-oriented corporate culture with a multi-country development platform capable of opening high quality centers in prime locations at a rapid pace.

      We believe that Shurgard Europe’s primary competitive advantages are its uniquely trained workforce, well developed infrastructure, high quality portfolio of assets and our combined experience in the U.S. and European self-storage industries.

Capital Strategy; First Shurgard Joint Venture

      In the past, Shurgard Europe has used a combination of equity and debt to develop, acquire and operate its storage centers. In May 2003, in response to favorable market conditions, Shurgard Europe expanded its capital strategy to include development joint ventures by partnering with Crescent to form First Shurgard. Shurgard Europe owns a 20% interest in First Shurgard. First Shurgard has equity commitments of 12.5 million euro from Shurgard Europe and 50 million euro from Crescent and has obtained a non-recourse five-year debt facility for 85 million euro from a group of commercial banks. A second phase of the joint venture arrangement provides for additional equity financing of 33 million euro, subject to the availability of acceptable debt financing and certain other conditions. We anticipate that for the next 12 to 18 months First Shurgard will develop and operate under the Shurgard brand most of Shurgard Europe’s new self storage properties.

      As a part of the joint venture arrangement, Shurgard Europe will receive development fees equal to 7% of the cost of newly developed storage centers, together with reimbursement of certain out-of-pocket costs. In addition, First Shurgard and Shurgard Europe will enter into a 20-year management agreement under which Shurgard Europe will receive management fees equal to 7% of revenues, but not less than 50,000 euro per year for each storage center in operation. The joint venture arrangement also provides that, in addition to its initial 20% ownership interest, Shurgard Europe will receive an additional 20% of First Shurgard’s income and cash flow after each of Shurgard Europe and Crescent has received an internal rate of return of 12% on its equity investment. Shurgard Europe may receive additional returns if Crescent receives higher internal rates of return. First Shurgard will own the developed storage centers, subject to the management agreements, and Shurgard Europe has no obligation or right to purchase the properties.

      We believe that this structure provides several advantages to Shurgard Europe at this stage in its growth. It allows Shurgard Europe to expand the coverage of the Shurgard brand with less capital and, therefore, represents a more efficient use of its capital. While Shurgard Europe may not acquire the First Shurgard properties, the development and management fees from First Shurgard provide it with a stable long-term return on its invested capital. In addition, Shurgard Europe has transferred eight of its storage centers currently under development to First Shurgard under the joint venture arrangement. This will allow Shurgard Europe’s existing portfolio of 96 storage centers to mature into a stable asset base as an increasing proportion of centers reach stabilized occupancy, without offset from start-up losses arising from newly opened storage centers except with regard to our 20% interest. We believe that this group of properties will become a solid core of Shurgard Europe’s business, providing greater stability and, through increased cash flow from maturing properties, greater flexibility to respond to future business opportunities that may arise in the European self storage markets. Shurgard Europe plans to continue to reassess its capital strategy as market conditions change and the properties mature.

European Business and Properties

      The following map shows the number of properties in each country where Shurgard Europe operated as of March 31, 2003:

      The following table sets forth information regarding weighted average occupancy and weighted average rent per square foot for Shurgard Europe’s self storage properties for the years ended December 31, 2000, 2001 and 2002. The occupancy and rental rates in this and the following table are affected by new stores, which, once opened, go through a “lease-up” period during which occupancy is generally lower than at later stages. In addition, rental rates are affected by currency exchange rates. The impact of new stores and currency exchange rates will affect the comparability from year to year and is not indicative of operating results.

	No. of
	Properties		Average Occupancy				Average Rent per Square Foot
	as of	Percentage
	March 31,	of 2003				March 31,				March 31,
	2003	Revenue(1)	2000	2001	2002	2003	2000	2001	2002	2003

Belgium	17	17.4%	56%	72%	69%	70%	$11.66	$12.04	$11.90	$13.16
Denmark	4	2.3	—	24	21	34	—	16.25	16.85	17.11
France	23	26.3	39	50	53	55	20.12	19.23	19.18	20.93
Netherlands	22	17.2	37	41	43	46	15.24	15.91	15.63	16.89
Sweden	20	21.3	53	54	52	58	17.20	18.19	17.59	18.06
United Kingdom	10	15.5	25	55	57	52	26.03	26.75	25.91	29.88

Total	96	100.0%

Weighted Average			46%	55%	53%	55%	$15.69	$16.91	$16.88	$18.43

(1)	Revenue includes all store revenue regardless of ownership interest in the property.

      The following table sets forth information for all of Shurgard Europe’s properties regardless of percentage ownership. The table provides weighted average occupancy and weighted average rent per square foot for the years ended December 31, 1998 through December 31, 2002.

	1998	1999	2000	2001	2002

Number of properties (at year end)	16	28	47	72	96
Weighted average occupancy	57%	40%	46%	55%	53%
Weighted average rent per square foot	$12.10	$14.35	$15.69	$16.91	$16.88

      The following tables include certain financial and operating information that illustrates Shurgard Europe’s performance. The data included in the following discussion and tables reflect total European operations as of March 31, 2003, regardless of our percentage ownership.

Summary of European Properties

	Number of	Total Net
	Open	Rentable	Estimated
Country	Properties	Sq. Ft.(1)	Total Cost(1)

	(dollars in millions)
Belgium	17	1,007,000	$65.5
Denmark	4	215,000	23.4
France	23	1,241,000	112.2
Netherlands	22	1,197,000	109.7
Sweden	20	1,127,000	96.7
United Kingdom	10	539,000	90.5

Total	96	5,326,000	$498.0

(1)	These amounts represent total net rentable square feet and estimated total cost when all phases are complete.

European Same Store Operations

      European Same Stores include existing stores acquired prior to January 1 of the previous year as well as developed properties that have been operating for a full two years as of January 1 of the current year. The following table summarizes European Same Store operating performance for the three months ended March 31, 2003.

	Three Months Ended March 31,

	2002(1)	2003(1)	% Change

	(dollars in thousands, except average rent)
Real estate operations revenue	$9,121	$10,080	10.5%
Direct operating and real estate tax expense(2)	3,447	3,824	10.9

Net operating income	5,674	6,256	10.3
Indirect operating and leasehold expense(3)	1,691	1,652	(2.3)

Net operating income after indirect operating and leasehold expense	$3,983	$4,604	15.6

Average annual rent per sq. ft.(4)	$17.34	$18.64	7.5
Average sq. ft. occupancy	72%	74%	—
Total net rentable sq. ft.	2,720,000	2,720,000	—
No. of properties	47	47	—

(1)	All amounts have been translated from local currencies using the average exchange rate for the first quarter of 2003.

(2)	Direct operating and real estate tax expense includes all direct property and real estate tax expense. It does not include any allocation of indirect operating expense.

(3)	Indirect operating expense includes certain shared property costs such as district and regional management, national contracts personnel and marketing, as well as certain overhead costs allocated to property operations such as business information technology, human resources and accounting. It does not include internal real estate acquisition cost or abandoned development expense. Indirect operating expense is allocated to stores based on number of months in operation during the period. Indirect operating and leasehold expense includes leasehold expense of $244,000 for the three months ended March 31, 2002 and $283,000 for the three months ended March 31, 2003.

(4)	Average annual rent per square foot is calculated by dividing actual rent collected by the average number of square feet occupied during the period.

      Real estate operations revenue increased 10.5% from the first quarter of 2002 to the first quarter of 2003 when translated at constant exchange rates. The increase in rental revenue for these stores is a result of a 7.5% increase in rates and a two percentage point increase in occupancy. Revenue in U.S. dollars, when translated at the applicable average period rates, increased by 35.2% due to a change in currency exchange rates from the first quarter of 2002 to the first quarter of 2003. Decreases in indirect operating expense are the result of spreading certain fixed costs over more stores as Shurgard Europe’s network expands. The yield for these stores for the first quarter of 2003 was 10.5% (calculated as annualized net operating income after lease payments divided by the cost). The European same store table above includes 25 stores that were still in the lease-up stage during 2003. Excluding the impact of these stores, rental revenue increased 2%, occupancy decreased 5% and rental rates increased 7%, resulting in a net operating income increase for the remaining 22 stores of 1%.

      These European properties generated $6.3 million in net operating income for the three months ended March 31, 2003, compared to $4.6 million for the first quarter of 2002.

      The following tables reconcile same store revenue and net operating income after operating and leasehold expense to net income as reported in the consolidated financial statements of Shurgard Europe for the quarters ended March 31, 2002 and 2003. Same store revenues and net operating income are supplemental non-GAAP financial measures that we believe are valuable in analyzing the growth of stores that have reached stabilized occupancy and for which historical data is available. We believe that it is important to provide these measures to allow investors to compare revenue and asset growth rates and that same store revenue and net operating income are useful benchmarks of the value of Shurgard Europe’s operations over time and provide a useful measure for analyzing the value of our common stock.

	Three months ended March 31, 2002

	Same Stores(1)	Same Stores(2)	New Stores	Total

Real estate operations revenue	$9,121	$(1,663)	$1,132	$8,590
Direct operating and real estate tax expense	3,447	(628)	1,844	4,663

Consolidated net operating income	5,674	(1,034)	(713)	3,927
Indirect and leasehold expense	1,691	(308)	1,817	3,200

Consolidated net operating income after indirect and leasehold expense	$3,983	$(726)	$(2,530)	$727

(1)	These same store amounts have been translated using the average exchange rate for the first quarter of 2003.

(2)	These amounts reflect the adjustments required to reconcile same store amounts as translated using the average exchange rate for the first quarter of 2003 to the same store amounts as translated using the average exchange rate for the first quarter of 2002.

	Three months ended March 31, 2003

	Same Stores(1)	New Stores	Total

	(in thousands)
Real estate operations revenue	$10,080	$4,223	$14,303
Direct operating and real estate tax expense	3,824	4,005	7,829

Consolidated net operating income	6,256	218	6,474
Indirect and leasehold expense	1,652	3,794	5,446

Consolidated net operating income after indirect and leasehold expense	$4,604	$(3,576)	$1,028

(1)	These same store amounts have been translated using the average exchange rate for the first quarter of 2003.

	Three months ended
	March 31,

	2002	2003

	(in thousands)
Total real estate operations revenue	$8,590	$14,303
Other income	3	(1)

Total revenue	$8,593	$14,302

Consolidated net operating income after indirect and leasehold expense	$727	$1,028
Other revenue	3	(1)
Depreciation and amortization	(2,630)	(4,105)
Net interest expense	(4,609)	(8,403)
Exchange translation gain on bonds payable		1,506
Provision for taxes	1,986	3,136

Net income	$(4,523)	$(6,839)

European Development

      In 2000, Shurgard Europe opened 19 storage centers for an estimated total cost of $100.1 million, which will have approximately 1.1 million net rentable square feet when all phases are complete. The average occupancy as of March 31, 2003 was 68% after an average of 30 months of operations. These storage centers generated $2.2 million of net operating income for the three months ended March 31, 2003.

      In 2001, Shurgard Europe opened 25 storage centers for an estimated total cost of $131.4 million and will have over 1.3 million net rentable square feet when all phases are complete. The average occupancy as of March 31, 2003 was 53% after an average of 18 months of operations. These storage centers generated $1.1 million of net operating income for the three months ended March 31, 2003.

      In 2002, Shurgard Europe opened 24 storage centers for an estimated total cost of $138.3 million and will have approximately 1.3 million net rentable square feet when all phases are complete. The average occupancy as of March 31, 2003 was 24% after an average of six months of operations. These storage centers had a net operating loss of $846,000 for the three months ended March 31, 2003.

      The following table summarizes European developments by country during the past three years:

			Total	Total Net
			Cost	Rentable Sq.
		Estimated	as of	Ft. When All
	Number of	Total	March 31,	Phases Are
	Properties	Cost(1)	2003(1)	Complete

	(dollars in millions)
Opened in 2000
Belgium	3	$12.3	$12.4	186,000
France	7	34.7	34.5	407,000
Netherlands	5	25.3	21.4	284,000
Sweden	2	10.1	9.4	123,000
United Kingdom	2	17.7	16.9	95,000

Total:	19	$100.1	$94.5	1,095,000

Opened in 2001
Belgium	1	$3.2	$3.1	51,000
Denmark	2	11.2	11.0	110,000
France	5	28.3	25.2	280,000
Netherlands	9	42.1	40.9	484,000
Sweden	6	27.6	25.9	315,000
United Kingdom	2	19.0	17.9	102,000

Total:	25	$131.4	$124.0	1,342,000

Opened in 2002
Belgium	2	$6.1	$6.0	101,000
Denmark	2	12.2	9.6	106,000
France	7	37.3	35.9	376,000
Netherlands	7	35.7	30.6	368,000
Sweden	3	16.1	14.4	151,000
United Kingdom	3	30.9	28.3	163,000

Total:	24	$138.3	$124.8	1,265,000

(1)	The actual completed cost of these projects have been translated into U.S. dollars and will vary over time due to changes in exchange rates.

      In addition to the above completed developments, Shurgard Europe currently has another 11 storage centers under construction. The following table summarizes European development projects in progress as of March 31, 2003. Shurgard Europe has transfered eight of these projects to First Shurgard under their joint venture arrangement.

				Total Net
				Rentable
			Total Cost	Sq. Ft.
		Estimated	as of	When All
	Number of	Completed	March 31,	Phases are
Country	Properties	Cost(1)	2003(1)	Complete

	(dollars in millions)
Belgium	1	$2.8	$0.5	44,000
The Netherlands	2	10.8	5.8	105,000
Germany	2	11.4	4.0	108,000
France	3	16.1	8.2	162,000
Sweden	1	4.5	2.9	53,000
Denmark	1	6.5	2.6	51,000
United Kingdom	1	9.1	8.0	43,000

Total	11	$61.2	$32.0	566,000

(1)	The cost of these projects are reported in U.S. dollars and could vary due to changes in exchange rates, delays during construction caused by weather, unforeseen site conditions, labor shortages, personnel turnover, scheduling problems with contractors, subcontractors or suppliers, or resource constraints.

Increased Ownership in Shurgard Europe

      During the first half of 2003, we increased our ownership interest in Shurgard Europe from 7.6% to 60.7% (1) directly through the acquisition of CSFB’s 10.6% ownership interest in Shurgard Europe on April 30, 2003 for $49.7 million and (2) indirectly through our ownership interest in Recom as discussed below. Recom is a Belgian partnership that holds debt and equity interests in Shurgard Europe. We are in the process of further increasing our ownership interest in Shurgard Europe and intend to liquidate Recom later in 2003, subject to the approval of the other owners of Recom, so that our entire equity interest in Shurgard Europe will be owned directly.

Acquisition of Additional Institutional Partner Interests

      As of June 30, 2003, three unaffiliated institutional partners directly owned 30.5% of Shurgard Europe. The three institutional partners, which own their interest through affiliated entities, are Deutsche Bank (12.8%), Fremont (12.8%) and AIG (7.1%).

      In June 2003, we entered into agreements to acquire Deutsche Bank’s 12.8% ownership interest and AIG’s 7.1% ownership interest for an aggregate of 90.6 million euro ($103.2 million as of July 10, 2003) assuming that we close these transactions on July 31, 2003. Completion of the Deutsche Bank and the AIG transactions is contingent on the closing of this offering and is expected to occur in the third quarter of 2003.

      The following table shows the ownership structure of Shurgard Europe as of June 30, 2003 and the ownership structure after taking into account our purchase of additional ownership interests from Deutsche Bank and AIG and the expected liquidation of Recom as described below.

	Percentage Interest	Acquisition of	Percentage Interest
	as of June 30,	Interests by	following
Owner	2003(1)	Shurgard	Acquisition

Shurgard(2)	60.7%	19.9%	80.6%
Deutsche Bank	12.8	(12.8)	—
AIG	7.1	(7.1)	—
Fremont(3)	12.8	—	12.8
European operating partners(4)	4.6	—	4.6
Shurgard Europe employees(5)	2.0	—	2.0

Total	100.0%	0.0%	100.0%

(1)	Percentage interests assume the exercise of outstanding warrants to purchase interests in Shurgard Europe as described below.

(2)	We own a 13.3% ownership interest in Shurgard Europe directly and a 47.4% ownership interest in Shurgard Europe indirectly through Recom.

(3)	Fremont declined to sell us its ownership interest in Shurgard Europe at the price we offered to Deutsche Bank and AIG.

(4)	Our European operating partners consist of several Belgian entities owned by European entrepreneurs who worked with us in 1995 to establish Shurgard Europe’s operations and who joined us as original investors in Shurgard Europe.

(5)	Certain current and former employees of Shurgard Europe are equity owners in a Luxembourg entity that owns an interest in Recom.

      Shurgard Europe is managed by a board of managers in which, once the Deutsche Bank and AIG transactions are closed, we will hold 80.4% of the votes, our European operating partners will hold approximately 7.1% and Fremont, as the sole remaining institutional investor, will hold approximately 12.5%. Substantially all major decisions will continue to require the approval of us and at least one of our remaining joint venture partners. The joint venture agreement provides that if, by December 31, 2004, Fremont has not had an opportunity to liquidate its interest through an initial public offering or a sale of its ownership interest, it may initiate steps to retain an investment bank to value Shurgard Europe, at which time we have a preemptive right to purchase Fremont’s ownership interest at that value. If we do not purchase Fremont’s interest, certain procedures under the joint venture agreement could lead to an initial public offering or to the sale of Shurgard Europe or its assets. All joint venture partners’ interests in Shurgard Europe are subject to a right of first refusal. We, Recom (until Recom is liquidated as described below) and our European operating partners are subject to other restrictions on the transfer and sale of our ownership interests in Shurgard Europe. The operation of these provisions could continue to affect our ownership interest in, and the structure of, our European investment.

Recom Transactions

      Increase in Recom Ownership. On June 20, 2003, we loaned $153.0 million to Recom, which Recom then used to repay the outstanding balance of, and certain costs relating to, Recom’s principal credit facility that matured on June 21, 2003. Our loan to Recom matures on December 31, 2004, bears interest at EURIBOR plus 200 basis points and is secured by Recom’s ownership interests in Shurgard Europe.

      On June 28, 2003, under agreements related to the Recom credit facility, we purchased additional Recom shares representing 79.0% of Recom’s capital stock for a price of $856,000. Entities owned by our European operating partners and by certain current and former Shurgard Europe employees, which were original shareholders of Recom with us, also purchased additional Recom shares at the same price per share. As a result of these transactions, we now own 88.1% of Recom, our European operating partners own 8.2% and the Shurgard Europe employees own 3.7%.

      Recom is managed by an officer of Shurgard. Any significant capital commitment or any sale of assets requires unanimous approval of all partners. We, our European operating partners and the Shurgard Europe employees each have the right to increase our respective equity interests in Recom, pro rata in proportion to our current ownership, by purchasing additional Recom shares at a fixed price of 74.37 euro ($84.71 as of July 10, 2003) per share.

      Recom’s Equity and Debt Interests in Shurgard Europe. As of June 30, 2003, Recom’s investment in Shurgard Europe consisted of the following:

•	Recom has a 53.8% equity interest in Shurgard Europe, consisting of (1) an existing equity investment of 16.1 million euro ($18.4 million at historical exchange rates), representing a 22.5% ownership interest in Shurgard Europe, and (2) warrants to purchase additional equity, representing a 31.3% ownership interest in Shurgard Europe, for a price that increases monthly in accordance with a schedule. We and our European operating partners also hold warrants representing a 1.5% and 0.1% ownership interest in Shurgard Europe, respectively, on the same terms as the Recom warrants. The aggregate exercise price of all of these warrants is 126.2 million euro in July 2003 ($143.7 million as of July 10, 2003).

•	Recom made a subordinated loan to Shurgard Europe in 1999 that bears interest at 8.25% per annum, matures in 2009 and is prepayable. The outstanding balance as of June 30, 2003 was 126.8 million euro ($144.4 million as of July 10, 2003) and will increase to 127.6 million euro at July 31, 2003 ($145.4 million as of July 10, 2003), as interest accrues.

      The repayment of Recom’s subordinated loan to Shurgard Europe requires the consent of Shurgard Europe’s commercial banking group. Subject to obtaining this consent, the Shurgard Europe warrant holders intend to exercise their warrants to purchase additional interests in Shurgard Europe. Shurgard Europe will use the proceeds from the warrant exercises to repay substantially all of the subordinated loan to Recom.

      Recom Liquidation. Following these transactions, we intend to liquidate Recom, subject to the approval of the other owners of Recom. In a liquidation, Recom would distribute to each Recom owner its pro rata portion of the Shurgard Europe interests owned by Recom, subject to the owner’s pro rata allocation of our $153.0 million loan (secured by the owner’s Shurgard Europe interests). In the course of the liquidation, our pro rata portion of the loan (approximately $134.3 million) would become equity. The balance of the loan would be assumed by our European operating partners ($12.5 million) and the Shurgard Europe employees ($5.7 million) and would represent a loan receivable by us.

Accounting Treatment for Shurgard Europe

      Following the transactions to increase our ownership in Shurgard Europe and the Recom liquidation, we will account for our investment in Shurgard Europe in accordance with the equity method and not by consolidation, even though we will own 80.6% of Shurgard Europe. By virtue of the terms of the joint venture agreement that governs Shurgard Europe, we and Fremont will share decision-making authority with respect to major decisions. Under accounting rules, therefore, we will not have sufficient control to require or permit full consolidation of Shurgard Europe financial statements.

RECENT CHANGES IN U.S. TAX LAW

      On March 28, 2003, subsequent to the filing of the accompanying prospectus, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. Under this new law, certain “qualified dividend income” received by domestic individual shareholders in taxable years 2003 through 2008 is subject to tax at the same tax rates as long-term capital gain (generally, under the new law, a maximum rate of 15% for such taxable years). Dividends received from REITs, however, generally are not eligible for these reduced tax rates and, therefore, will continue to be subject to tax at ordinary income rates. Dividends received from a REIT may be treated as qualified dividend income eligible for the reduced tax rates to the extent that the REIT itself has received qualified dividend income from other corporations, such as taxable REIT subsidiaries, in which the REIT has invested. In addition, if a REIT pays tax on its undistributed net taxable income or on certain gains from the disposition of assets acquired from C corporations, the excess of the income subject to tax over the taxes paid will be treated as qualified dividend income in the subsequent taxable year. Other than these narrow exceptions, distributions by us that are not properly designated as capital gain dividends generally will not be eligible for the reduced tax rates on qualified dividend income.

      The new law also accelerated the reduction in income tax rates applicable to individuals. If a distribution by us is subject to backup withholding, as discussed in “Federal Income Tax Considerations — Backup Withholding and Information Reporting” in the accompanying prospectus, the rate applicable to the withholding is tied to the fourth lowest income tax rate applicable to individuals. Therefore, the backup withholding rate has been reduced to 28% for the taxable years 2003 through 2010.

UNDERWRITING

      Citigroup Global Markets Inc., Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the underwriters. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to those underwriters, the number of shares set forth opposite each underwriters’ name.

Number of
Underwriter	Shares

Citigroup Global Markets Inc.	3,000,000
Banc of America Securities LLC	1,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,000,000

Total	5,000,000

      The underwriting agreement provides that the obligation of the underwriters to purchase the shares included in this offering is subject to approval of certain legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $0.829 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 750,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purposes of covering over-allotments, if any, in connection with this offering.

      We, and our senior officers and directors, have agreed that, for a period of 30 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only been communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FMSA”)) received by it in connection with the issue and sale of any shares included in this offering in circumstances in which section 21(1) of the FMSA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FMSA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

      The common stock is listed on the New York Stock Exchange under the symbol “SHU.”

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise

Per share	$1.381	$1.381
Total	$6,905,000	$7,940,750

      In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out of the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that the total expenses of this offering will be $600,000.

      Bank of America, N.A., an affiliate of Banc of America Securities LLC, an underwriter in this offering, is the agent and a lender under our revolving credit facility. Bank of America, N.A. will receive a portion of the net proceeds of the offering that are used to repay amounts borrowed under our revolving credit facility. Because more than 10% of the net proceeds from this offering may be paid to affiliates of the underwriters, the offering is being conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

      The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

      Certain legal matters will be passed on for us by Perkins Coie LLP, Seattle, Washington, as our securities and tax counsel. Certain legal matters will be passed on for the underwriters by King & Spalding LLP. King & Spalding LLP will rely on Perkins Coie LLP as to matters of Washington law.

INDEX TO FINANCIAL STATEMENTS

Independent Auditors’ Report	F-2
Consolidated Balance Sheets of Shurgard Self Storage SCA at December 31, 2002 and 2001	F-3
Consolidated Statements of Operations of Shurgard Self Storage SCA at or for the years ended December 31, 2002 and 2001	F-4
Consolidated Statements of Shareholders’ Equity and Comprehensive Income of Shurgard Self Storage SCA at or for the years ended December 31, 2002 and 2001	F-5
Consolidated Statements of Cash Flows of Shurgard Self Storage SCA at or for the years ended December 31, 2002 and 2001	F-6
Notes to Consolidated Financial Statements of Shurgard Self Storage SCA	F-7
Consolidated Balance Sheets of Shurgard Self Storage SCA at March 31, 2003 and 2002	F-17
Consolidated Statements of Operations of Shurgard Self Storage SCA at or for the quarters ended March 31, 2003 and 2002	F-18
Consolidated Statements of Cash Flows of Shurgard Self Storage SCA at or for the quarters ended March 31, 2003 and 2002	F-19
Notes to Consolidated Financial Statements of Shurgard Self Storage SCA	F-20

Independent Auditors’ Report	F-27
Balance Sheets of Recom & Co. SNC at December 31, 2002 and 2001	F-28
Statements of Operations of Recom & Co. SNC at or for the years ended December 31, 2002 and 2001	F-29
Statements of Cash Flows of Recom & Co. SNC at or for the years ended December 31, 2002 and 2001	F-30
Statements of Shareholders’ Equity and Comprehensive Income of Recom & Co. SNC at or for the years ended December 31, 2002 and 2001	F-31
Notes to Financial Statements of Recom & Co. SNC	F-32
Balance Sheets of Recom & Co. SNC at March 31, 2003 and 2002	F-37
Statements of Operations of Recom & Co. SNC at or for the quarters ended March 31, 2003 and 2002	F-38
Statements of Cash Flows of Recom & Co. SNC at or for the quarters ended March 31, 2003 and 2002	F-39
Notes to Financial Statements of Recom & Co. SNC	F-40

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Shurgard Self Storage, s.c.a.
Brussels, Belgium

      We have audited the accompanying consolidated balance sheets of Shurgard Self Storage, s.c.a. and subsidiaries (collectively “the Company”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of December 31, 2002 and 2001, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE
Reviseurs d’Entreprises SC s.f.d. SCRL
Represented by

/s/ DANIEL KROES

Daniel Kroes

March 14, 2003

SHURGARD SELF STORAGE SCA

CONSOLIDATED BALANCE SHEETS

		31 Dec 2002	31 Dec 2001
	Note	$’000	$’000

ASSETS
Storage Centres:
Land		83,297	53,623
Buildings & equipment, net		279,570	171,321
Construction in progress		87,225	68,839

Total Storage Centres	C	450,092	293,783
Cash & cash equivalents		24,978	15,324
Deferred taxation	D	36,428	24,005
Other assets	E	30,103	20,059

Total Assets		541,601	353,171

LIABILITIES & SHAREHOLDERS’ EQUITY
Accounts payable and other liabilities		35,617	24,676
Liabilities under capital leases	F	9,469	7,838
Bonds payable	G	49,623	—
Lines of credit	H	270,936	174,506
Subordinated loan payable	J	127,620	99,534

Total Liabilities		493,265	306,554

Commitments and contingencies	M
Shareholders’ equity
General Partner Interest €160.50 par value; 56 shares issued and outstanding in 2002 and 2001		10	10
Class A Limited Liability Partner Interest €160.50 par value; 97,733 shares issued and outstanding in 2002 and 2001		17,769	17,769
Additional paid in capital		30	30
Profit Certificates: 219,234 (2001:219,234) issued	K	113,665	92,036

Total shareholders’ interest		131,474	109,845
Accumulated loss		(79,086)	(56,585)
Accumulated other comprehensive income		(4,052)	(6,643)

Total shareholders’ equity		48,336	46,617

Total liabilities & shareholders’ equity		541,601	353,171

SHURGARD SELF STORAGE SCA

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended	Year Ended
		31 Dec 2002	31 Dec 2001
	Note	$’000	$’000

Rental revenue		43,512	26,526
Other revenue		257	20

Total Revenue		43,769	26,546

Direct store operating expenses		20,068	13,701
Real estate taxes		2,193	1,777
Other operating expenses		16,966	14,020
Depreciation and amortisation		12,959	9,044

Total Expenses		52,186	38,542

Net Loss Arising From Operations		(8,417)	(11,996)
Net interest expense		(23,784)	(16,494)
Exchange translation gain on bonds payable		2,357	—

Net Loss Before Taxation		(29,844)	(28,490)
Provision for taxes		7,343	8,304

Net Loss Before Cumulative Effect of A Change in Accounting Principle		(22,501)	(20,186)
Cumulative effect of a change in accounting principle	I	—	(1,106)

Net Loss		(22,501)	(21,292)

SHURGARD SELF STORAGE SCA

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

		Limited Liability			Accumulated
	General	Partner Interest	Additional		other	Total
	Partner	and profit	paid in	Accumulated	comprehensive	shareholders’
	Interest	certificates	capital	loss	loss	equity

	(dollars in thousands)
Balance 1 January 2001	10	71,902	30	-35,293	-6,392	30,258
Increase in shareholders’ interest	—	37,903	—	—	—	37,903
Comprehensive loss:
Net loss	—	—	—	-21,292	—	-21,292
Other Comprehensive Loss:
Gain on derivative instruments	—	—	—	—	900	900
Foreign currency translation	—	—	—	—	-1,151	-1,151
Total Comprehensive Loss:	—	—	—	-21,292	-251	-21,543
Balance 31 December 2001	10	109,805	30	-56,585	-6,643	46,617
Increase in shareholders’ interest	—	21,629	—	—	—	21,629
Comprehensive loss:
Net Loss	—	—	—	-22,501	—	-22,501
Other Comprehensive Income(loss):
Loss on derivative instruments	—	—	—	—	-2,483	-2,483
Foreign currency translation	—	—	—	—	5,074	5,074
Total Comprehensive Loss:	—	—	—	-22,501	2,591	-19,910
Balance 31 December 2002	10	131,434	30	-79,086	-4,052	48,336

SHURGARD SELF STORAGE SCA

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended	Year Ended
	Note	31 Dec 2002	31 Dec 2001

Net Loss
Adjustments to reconcile earnings to net cash used in operating activities		$(22,501)	$(21,292)
Provision for deferred taxation		(7,343)	(8,304)
(Gains) on disposal of property		(257)	(20)
Cumulative effect of a change in accounting principle			1,106
Depreciation and amortisation		12,959	9,044
Amortisation of financing costs as interest expense		3,268	2,706
Exchange translation gain on bond payable		(2,357)	—
Redemption premium on bonds payable		539	—
Subordinated loan payable		8,893	7,735
Changes in operating accounts
Other assets		(5,742)	(1,016)
Accounts payable and other liabilities		4,608	7,429

Net Cash Used in Operating Activities		(7,933)	(2,612)

Payments for site acquisition and construction		(114,634)	(104,889)
Proceeds of disposal of property		4,216	43
Payments for other intangible assets		(666)	(470)

Net Cash Used in Investing Activities		(111,084)	(105,316)

Proceeds from issue of Profit Certificates		21,837	38,339
Proceeds from lines of credit		57,188	76,678
Proceeds from bonds payable		49,317	—
Increase in liabilities under capital leases		177	(54)
Payment of financing and related costs		(3,207)	(4,809)

Net Cash Provided by Financing Activities		125,312	110,154

Net effect of translation on cash		3,359	(664)

Increase in Cash and Cash Equivalents		9,654	1,565
Cash and Cash Equivalents at Start of Year		15,324	13,762

Cash and Cash Equivalents at End of Year		24,978	15,324

Total amount of interest paid net of capitalization		9,055	6,315
Capital lease obligation incurred on site acquisition		NIL	5,989
Total amount of corporate income taxes paid		NIL	NIL

SHURGARD SELF STORAGE SCA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A — Organization

      Shurgard Self Storage S.C.A. (“the Company”) (Formerly SSC Benelux & Co S.C.A.) was incorporated under Belgian Law as a Société en Commandite Simple on 8 December 1994 and reorganised as a Société en Commandite par Actions on 28 September 1999. The Company invests directly or through wholly owned subsidiaries in Belgium, the Netherlands, France, Sweden, Denmark, the United Kingdom and Germany (Collectively the “Group”) in the development and operation of self-storage properties providing month to month leases for business and personal use.

      Although the primary functional currency of the Group is euro, for presentation purposes, these financial statements have been translated into US dollars on the basis described in Note B.

Note B — Summary of Significant Accounting Policies

Basis of presentation

      These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with these accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The carrying values reflected on the balance sheet at 31 December 2002 reasonably approximate the fair value of cash and cash equivalents, other assets, accounts payable, lines of credit and other liabilities.

New accounting principles

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 143, “Accounting for Asset Retirement Obligations.” SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The amount recorded as a liability will be capitalised by increasing the carrying amount of the related long-lived asset. Subsequent to initial measurement, the liability is adjusted to the ultimate amount anticipated to be paid and for revisions to the timing of amounts of estimated cash flows. The capitalised cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. In August 2001, the FASB also issued SFAS 144, “Accounting for Impairment or Disposals of Long-Lived Assets.” SFAS 144 further refines the rules for accounting for long-lived assets and long-lived assets to be disposed of. The provisions of both of these statements become effective for the year ending 31 December 2003. The Group has not determined the impact that these statements will have on its financial position or results of operations.

Consolidation

      The consolidated financial statements include the accounts of the Company and all of its domestic and foreign subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

Accounting for Derivative Instruments and Hedging Activities

      The Group has adopted the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133 requires that all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting. To the extent derivative instruments qualify and are designated as cash flow hedges, the effective portion of the gain or loss on such derivative instruments will generally be reported in Other Comprehensive Income (“OCI”) and the ineffective portion, if any, will be reported in net income. Such amounts recorded in accumulated OCI will be reclassified into net income when the forecasted transaction affects earnings. To the extent derivative instruments qualify and are designated as hedges of changes in the fair value of an existing asset, liability or firm commitment, the gain or loss on the hedging instrument will be recognized currently in earnings along with the changes in fair value of the hedged asset, liability or firm commitment attributable to the hedged risk.

Foreign exchange

      The consolidated financial statements are initially prepared in euro, the primary functional currency of the Group. Assets and liabilities of certain subsidiaries outside the euro zone are translated in accordance with SFAS 52, “Foreign Currency Translation.” In accordance with SFAS 52, assets and liabilities of Group companies denominated in local currencies are translated into euro at the exchange rates in effect at the balance sheet date and revenue and expenses are translated at average rates of exchange during the year. Gains or losses arising from such translation, together with gains or losses on translation of intercompany loans to such subsidiaries that are of a long-term nature, are accumulated in OCI as a separate component of shareholders’ equity. Gains or losses from transactions denominated in other currencies are reflected in the consolidated statement of operations. The Company has entered into contracts for the hedging of that portion of investments made in currencies outside the euro zone through the forward sale of such currencies for euro. In accordance with SFAS 133, the Company records such contracts on the balance sheet at market value. Changes in market values are recorded in OCI in the same manner as for the exchange translation of the related intercompany loans as above.

      For presentation, these financial statements have been translated into US dollars. For this purpose, the consolidated balance sheet has been converted at the exchange rate in effect at the balance sheet date and the consolidated statement of operations has been translated at average rates of exchange. Gains or losses arising from this translation are also accumulated in OCI.

Storage Centres

      Storage centres are recorded at cost. Depreciation on buildings and equipment is recorded on a straight-line basis over their estimated useful lives, which range from 3 to 30 years.

Valuation of long-lived assets

      Whenever events or changes in circumstances indicate that the carrying amounts of storage centres or other long lived assets might not be recoverable, the Group reviews the related assets for impairment using best estimates based upon reasonable and supportable assumptions and projections. As of 31 December 2002, no such assets had been written down.

Cash and cash equivalents

      Cash equivalents consist of money market instruments and securities with original maturities of 90 days or less.

Financing costs

      Financing costs are amortised on the effective interest method over the life of the related debt (see note H). The related expense is included in interest expense.

Revenue recognition

      The majority of the Group’s customers rent under month to month lease agreements and revenue is recognized at the contracted rate for each month occupied. Revenue related to customers who sign longer period leases is recognized ratably over the term of the lease.

Taxation

      Deferred taxation liabilities or assets are recognised for the estimated future tax effects, based upon enacted tax law, attributable to temporary differences in the timing of recognition of transactions for reporting and tax purposes. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based upon available evidence, are not expected to be realized (see Note D).

Comprehensive income

      The Group follows SFAS 130, “Reporting of Comprehensive Income.” SFAS 130 establishes rules for the reporting of comprehensive income and its components. Comprehensive income comprises net income, foreign currency translation adjustments and adjustments to market value of certain derivative instruments and is presented in the Consolidated Statements of Shareholders’ Equity and Comprehensive Income.

Segment information

      The Group has adopted SFAS 131, “Disclosures About Segments of an Enterprise and Related Information,” which establishes annual and interim reporting standards for an enterprise’s business segments and related disclosures about products, services, geographic areas and customers. SFAS 131 does not impact the Consolidated Balance Sheet, Statement of Operations or cash flows. The segments adopted by the Group and related financial information are set out in Note N.

Environmental costs

      Group policy is to accrue environmental assessments and/or remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. The majority of Group real estate facilities have undergone independent environmental investigations and Group policy is to have such investigations conducted on all new real estate acquired. Although there can be no assurance that there is no environmental contamination, the Group is not aware of any such contamination which individually or in aggregate would be material to its business, financial condition or results of operations.

Note C — Storage Centres

	2002	2001

	(in thousands)
Land	$83,297	$53,623
Buildings	299,857	177,551
Properties under capital lease	5,640	5,297
Equipment and other	11,249	8,675

Total property, plant & equipment	400,044	245,146
Less: accumulated depreciation	(37,176)	(20,202)

	362.868	224,945
Construction in progress	87,225	68,839

Net book value	$450,092	$293,783

      As of 31 December 2002, the Group had outstanding commitments under contracts for the acquisition and construction of new storage centres totalling $24,359,000. Certain contracts for the acquisition of new properties are subject to conditions such as the achievement of planning consents. In 2002 and 2001, interest of $2,149,000 and $1,927,000 respectively relating to the development of storage centres was capitalised.

Note D — Deferred Taxation

      No group company was required to pay corporate taxes for the years ended 31 December 2002 and 2001, as they were either in a net loss position or were able to use operating losses carried forward to offset any potential tax liability.

      The net deferred tax asset is made up as follows:

	2002	2001

	(in thousands)
Net loss before taxation	$29,844	$28,490

Deferred tax assets:
Tax loss carried forward	$43,826	$28,560
Other timing assets	2,430	909
Deferred tax liabilities:
Accelerated depreciation allowances	(2,791)	(2,067)
Other timing liabilities	(3,102)	(1,654)

Net deferred tax asset (Before valuation allowance)	40,363	25,748
Valuation allowance	(3,935)	(1,743)

Net deferred tax asset	$36,428	$24,005

      Under SFAS 109 “Accounting for income taxes,” a valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized. In determining the need for an allowance, trading projections have been prepared by market that illustrate that the Group will achieve profits before tax for the year ended 31 December 2005 or 2006, depending on the market, and will thereafter recover tax losses carried forward through application against taxable profits over the six years ended 31 December 2011. These projections are based upon the assumption that stores achieve their projected levels of income and new store development is undertaken as planned but is limited to those for which funding has already been agreed. A valuation allowance has been provided for deferred tax assets in certain markets either where the period for which tax losses may be carried forward is limited or where the projections indicate that, based on the assumptions made, tax losses may not otherwise be recovered. These projections indicate that after making such allowances, profits will be sufficient to utilize the deferred tax asset recorded.

      Based upon the above projections, the net deferred tax asset is expected to be realized over the following periods:

Projected realisation
of deferred tax asset

(in thousands)
2006	$84
2007	10,205
2008	10,166
Thereafter	15,973

$36,428

      The years in which the deferred tax asset on tax losses carried forward expires are as follows:

Expiration of tax
benefits on loss carry
forward

(in thousands)
2003	$236
2004	792
2005	1,670
2006	1,653
2007	2,334
Unlimited carry forward	37,141

$43,826

Note E — Other Assets

      Other Assets include financing cost, software development costs and other intangibles of $8,673,000 in 2002 and $7,281,000 in 2001 net of accumulated amortisation.

Note F — Liabilities Under Leases

      The Group has a number of operational lease commitments, with terms up to 15 years. Under these lease agreements, the Group expensed $1,416,000 and $1,209,000 in the years ended 31 December 2002 and 2001 respectively. The future minimum payments required under these leases are as follows:

Future
payments

(in thousands)
2003	$1,611
2004	1,499
2005	1,358
2006	1,113
2007	1,004
Following years	2,454

      The Group also leases four properties in Belgium and the Netherlands under capital leases with purchase options on the Belgian properties exercisable in 2011 and 2022 respectively. The liability under these leases was $9,469,000 at 31 December 2002 (2001: $7,838,000).

Note G — Bonds Payable

      In May 2002, the Company entered into a Subscription Agreement with Shurgard Storage Centers, Inc. (“SSC Inc.”) under which SSC Inc. irrevocably agreed to subscribe to registered bonds in the aggregate principal amount of up to $50,000,000 to be issued by the Company from time to time in order to meet its development and working capital requirements. If the Company issues bonds for an amount of at least $40,000,000 within 12 months of the date of the Agreement, the Company shall have the right to increase the amount of the commitment of SSC Inc. to subscribe to such bonds to a maximum amount of $75,000,000. These subscription commitments automatically terminate two years following the date of the Agreement. As at 31 December 2002, the aggregate face value of bonds issued under the Agreement was $49,317,000.

      The bonds are unsecured and subordinated to all creditors including other unsecured creditors, although they are senior to all equity distributions or distribution rights of any kind. They bear interest at 9.75% p.a. (Together with an unused fee of 1% p.a. on the undrawn amount) and the Company has the option to pay interest in either cash or by the issue of additional bonds that are not taken into account in computing the maximum principal amount of bonds that may be issued as above. The Company also paid to SSC Inc. a commitment fee of 0.5% and a structuring fee of 1.5% of the initial commitment of $50,000,000.

      The bonds are redeemable on 31 December 2004 at 115% of the principal amount of the issued bonds together with accrued interest. The Company has two one year options to extend the redemption date, subject to certain conditions, and may also redeem all or any part of the outstanding bonds at any time. Any bonds so redeemed will be cancelled and may not be re-issued. The Company is accruing the redemption premium payable on the effective interest method assuming the bonds will be redeemed on 31 December 2006, taking into account the options to extend the redemption date.

      Under the Subscription Agreement, subject to the condition, inter alia, that the Company has already launched an Initial Public Offering on a regulated stock market, SSC Inc. has undertaken, if so requested, to subscribe to any capital increase in the Company prior to the redemption date to be effected by a contribution in kind of receivables arising from the outstanding bonds held by SSC Inc. at a price equal to 80% of the trading price of the shares at the time.

Note H — Lines of Credit

      This comprises:

			Interest rate at 31
	Amount of facility	Amount drawn	December 2002

Revolving credit agreement	€300,000,000	$270,936,000	4.8%

      This euro denominated facility (Equivalent to $314,432,000 at 31 December 2002), which bears interest at a margin over EURIBOR, is secured by mortgages and other charges on substantially all of the storage centres and certain other assets of group companies. No repayments of principal are required before the maturity of the loan on 31 December 2003. Subject to certain conditions, the repayment of the loan may be extended to 31 December 2004.

Note I — Derivative instruments and hedging activities

      The Group uses interest rate swaps and caps to manage its variable rate debt and forward contracts for the sale of foreign currencies in order to manage its foreign currency investments as described below. These transactions have been accounted for in accordance with SFAS 133 as described in Note B.

      In order to minimise the risk of changes in the fair value of assets attributable to fluctuating exchange rates, the Company has entered into contracts for the hedging of that proportion of investments made in currencies outside the euro zone and financed by euro denominated debt, through the forward sale of such currencies as at 31 December 2003, the maturity date of the related financing (See note H). Credit risk has been minimized through the placing of such contracts only with highly rated banks in major European financial markets. In accordance with SFAS 133, at 31 December 2002, the Company recorded a liability of $37,000 (2001: $990,000) in respect of the market value of its forward contracts for the sale of such currencies by a credit of $1,135,000 (2001: charge of $990,000) to Foreign Currency Translation in OCI.

      As of 31 December 2001, the Company had an interest rate cap at 6.75% for a notional amount of €64,000,000 ($67,079,000 as of 31 December 2002) and an interest rate swap fixing the interest rate at 5.24% for a notional amount of €191,000,000 ($200,189,000 as of 31 December 2002), both contracts maturing on 31 December 2003. During the year ended 31 December 2002, the Company purchased two further interest rate caps at 6.75% for notional amounts of €25,000,000 ($26,203,000 as of 31 December 2002) and €20,000,000 ($20,962,000 as of 31 December 2002) respectively maturing also on 31 December 2003, for a total cost of €36,000 ($38,000 as of 31 December 2002). Although these transactions are designated as cash flow hedges of the interest rate risk attributable to changes in the variable rate interest on the Group’s Line of Credit (Note H), the terms differ from the underlying debt in that, at 31 December 2002, the notional value of the contracts exceeded the amount drawn under the Line of Credit by €41,500,000 ($43,496,000 as of 31 December 2002). Accordingly, the Company uses the hypothetical derivative method to test hedge effectiveness as well as the amount of ineffectiveness to be recorded in earnings. This method compares changes in the value of a hypothetical “at market” swap for a notional amount matching the hedged debt to changes in value of the actual swap. Amounts are recorded in net interest expense to the extent changes in value of the actual swap exceed changes in the value of the hypothetically perfect swap.

      In accordance with SFAS 133, on 1 January 2001 the Group initially recorded a charge of $1,106,000 in respect of a cumulative effect of a change in accounting principle relating to the adjustment from book value to market value in respect of the Company’s interest rate cap at that date. As of 31 December 2001, the Company recorded an asset of $996,000 in respect of the market value of its interest rate swap and cap, giving rise to a credit to OCI of $891,000 and a charge to net interest expense of $761,000 in respect of its interest rate caps for the year then ended. As of 31 December 2002, the Company recorded a liability of $1,524,000 in respect of the market value of both the swap and the interest rate caps by a debit to OCI of $2,739,000 and a credit to interest expense of $950 in respect of the hedge ineffectiveness for the year then ended.

Note J — Subordinated Loan Payable

      This comprises the amount outstanding, including accrued interest, under a €206,000,000 ($215,910,000 as of 31 December 2002) Loan Facility Agreement with Recom & Co SNC, a Belgian holding company with a partnership interest of 53.83% in the Company. This loan, which matures in full on 31 December 2009, bears interest at 8.25% and is fully subordinated to all other liabilities of the Group. No repayment of principal is required before the maturity of the loan. The balance payable includes accrued interest of $30,017,000 (2001: $17,043,000).

Note K — Shareholders’ Equity

      The registered capital of the Company amounts to €15,695,000 (equivalent to $17,779,000 as of 31 December 2002), which is represented by 97,789 Partner Interests, each representing an equal part of the capital. The participants comprise General Partners, who commit themselves with unlimited liability, jointly and severally, to the obligations of the Company and Classes A, B and C Limited Liability Partners, whose liability is limited up to the amount of their contribution, provided that they do not engage in the management of the Company. No Class B or C Partner Interests have yet been issued. The three classes of Partner Interests have in certain circumstances (i) varying preference rights with respect to distributions made by the Company to its partners and (ii) varying rights to give effect to a transfer or sale of their interest.

      On 8 October 1999, the Company entered into a Joint Venture Agreement with new partners in order to provide capital to finance the ongoing development of the Group’s business. Under this Agreement, the partners subscribed to additional General Partner Interests in the Company for a total amount of $8,500. In addition to the partner interests representing the registered capital of the Company, the Company also issued to the new partners 178,306 Profit Certificates against a commitment to contribute in cash an amount of €684.13 (equivalent to $717 as of 31 December 2002) per certificate. As of 31 December 2002, the Profit Certificates were fully subscribed, amounting in total to €121,984,000 ($113,665,000 at historical rates). Each Profit Certificate entitles its holder to certain voting rights as set out in the Joint Venture Agreement and otherwise to the same rights and obligations as a limited liability partner interest. Each Profit Certificate may be converted into one Class B limited liability partner interest at any time provided that it has been paid up in accordance with the terms of the Joint Venture Agreement.

      On 27 February 2001, as part of arrangements for additional financing, the Company and its partners entered into a further agreement under which the partners agreed to subscribe for a further 40,928 New Profit Certificates at €684.13 ($717 as of 31 December 2002) per New Profit Certificate, amounting in total to €28,000,000 ($29,347,000 as of 31 December 2002). The partners undertook to pay up the New Profit Certificates under certain conditions prior to 31 December 2002. These conditions were not met. Subsequent to that date, the partners are only required to pay up the New Profit Certificates in the event the Company defaults (or threatens to default) on the terms of its revolving credit agreement or other material indebtedness or in the event of bankruptcy, insolvency or liquidation, irrespective of other conditions. When it is fully paid, each New Profit Certificate may be converted into one Class C limited liability partner interest at any time.

      The Company has also issued free of charge to certain of its partners, a total of 136,111 warrants, each to acquire one Class A limited liability partner interest through a capital increase at a predetermined price. The warrants may be exercised in cash between 1 January 2002 and 31 December 2009 at an exercise price that increases from €823 to €1,543 ($863 to $1,617 as of 31 December 2002), depending upon the date it is exercised. as a limited liability partner interest. Each Profit Certificate may be converted into one Class B limited liability partner interest at any time provided that it has been paid up in accordance with the terms of the Joint Venture Agreement.

Note L — Compensation and Benefit Plans

      On 6 December 2001, the Group adopted the Shurgard Self Storage SCA European Share Plan that provides for the granting of options to eligible employees of Group companies to acquire limited liability Class A Partner Interests in the Company up to a maximum of 7% of the issued ordinary share capital. Under the Plan, option holders irrevocably grant to SSC Inc. a call option with right of first refusal to purchase shares and SSC Inc. grants option holders a put option to sell to SSC Inc. any shares acquired under the Plan at a price based upon an independent valuation of the Group. In the year ended 31 December 2002, the Group issued a total of 1,836 options that vest between 24 September 2005 and 1 January 2006 all at an exercise price of €950 ($996 as of 31 December 2002). Of these options, 78 were refused or forfeit so that as of 31 December 2002, there were 1,758 options outstanding.

      The Group has adopted the “Disclosure only” provisions of SFAS123, “Accounting for Stock-based Compensation.” No compensation cost has been recognized for this option plan. Had it been calculated based upon the fair value at the grant date consistent with the provisions of SFAS123, the compensation cost recognized in the year ended 31 December 2002 would have been $12,000, calculated at a minimum value of €74 ($78 as of 31 December 2002) per option granted.

      In 1999, the Group established a Phantom Share Incentive Plan in which certain employees are eligible to participate. Under this Plan, annual awards are made to eligible employees of rights to receive a compensation benefit calculated according to a predetermined formula based upon the increase in value of the business of the Group between the date of the award and the date of exercise of the rights. Under the terms of the Plan, rights generally vest on the third anniversary of the date of grant only if the employee has remained with the Group and may only be exercised thereafter either (i) on the date of an initial public offering, (ii) if any participant ceases to be an employee or (iii) otherwise on 31 December 2005. No material payments have yet been made under the Plan; however, provision has been made in these financial statements for the estimated cost of the benefit payable under the Plan in respect of awards made prior to the balance sheet date based upon the estimated increase in value of the business up to that date, calculated according to the predetermined formula, on the assumption that all awards that have not otherwise lapsed will vest in due course.

      Certain group companies make defined contributions to pension plans according to local employment law and practice. The cost of contributions to such plans, which is expensed as incurred, was $450,000 and $335,000 in the years ended 31 December 2002 and 2001 respectively.

Note M — Commitments and Contingencies

      There are no material contingencies or litigation known to the Group.

Note N — Segment Reporting

      The Group has adopted two reportable segments: “Same” and “New” Stores. The definition of Same Stores comprises existing stores that were either acquired as at 1 January of the previous year or in respect of self-developed properties, those that have been operating for a full four quarters since they achieved 85% occupancy (Or if otherwise they have been open for more than four years). All other facilities are defined as New Stores.

      The performance of properties is evaluated based upon Net Operating Income (“NOI”), which is defined as rental revenue less direct operating expenses and real estate taxes. These segments allow management to focus separately on increasing NOI from existing properties and renting up new facilities. The accounting policies applicable to segments are as described in Note B above. There are no inter-segment sales and transfers. Depreciation and amortisation, other operating expenses and net interest expense are not allocated to segments.

      The following table illustrates the results for these segments for the years ended 31 December 2002 and 2001 using the Same Store and New Store data for the twenty-one stores meeting the above new criteria as of 31 December 2002.

	Same Stores	New Stores	TOTAL
	$’000	$’000	$’000

Year ended 31 December 2002
Rental revenue	16,997	26,515	43,512
Direct store operating expenses(1)	(5,090)	(17,171)	(22,261)

NOI	11,907	9,344	21,251

Total land, buildings & equipment	74,038	286,504	360,542
Year ended 31 December 2001
Rental revenue	14,275	12,251	26,526
Direct store operating expenses(1)	(4,936)	(10,542)	(15,478)

NOI	9,339	1,709	11,048

Total land, buildings & equipment	66,341	157,119	223,460

      The following table illustrates the results for these segments for the years ended 31 December 2001 and 2000 using the Same Store and New Store data for the eleven stores meeting the above new criteria as of 31 December 2001.

	Same Stores	New Stores	TOTAL
	$’000	$’000	$’000

Year ended 31 December 2001
Rental revenue	8,232	18,294	26,526
Direct store operating expenses(1)	(2,666)	(12,812)	(15,478)

NOI	5,566	5,482	11,048

Total land, buildings & equipment	51,487	171,973	223,460
Year ended 31 December 2000
Rental revenue	7,398	6,888	14.287
Direct store operating expenses(1)	(2,810)	(7,129)	(9.939)

NOI	4,588	(241)	4,347

Total land, buildings & equipment	30,709	125,700	156,409

(1) Including real estate taxes and leasehold expense

      The following table reconciles the reported segments’ revenue to consolidated total revenue for the years ended 31 December 2002, 2001 and 2000:

	2002	2001	2000
	$’000	$’000	$’000

Total segment revenue	43,512	26,526	14,287
Other income	257	20	120

Total revenue	43,769	26,546	14,406

      Of the total segment revenue, $8,550,000 (2001: $6,674,000) was attributed to Belgium and $34,962,000 (2001: $19,852,000) to other European markets.

      The following table reconciles the reported segments’ NOI to consolidated net loss for the years ended 31 December 2002, 2001 and 2000:

	2002	2001	2000
	$’000	$’000	$’000

Total segment NOI	21,251	11,048	4,347
Other income	257	20	120
Depreciation and amortisation	(12,959)	(9,044)	(6,454)
Other operating expenses	(16,966)	(14,020)	(12,021)
Effect of change in accounting principle		(1,106)	—
Net financial expense	(23,784)	(16,494)	(12,484)
Exchange translation gain on bonds payable	2,357	—	—
Provision for taxes	7,343	8,304	10,008

Net loss	(22,501)	(21,292)	(16,484)

      The following table reconciles the reported segments’ assets to consolidated assets as of 31 December 2002, 2001 and 2000:

	2002	2001	2000
	$’000	$’000	$’000

Total segment assets	360,542	223,460	156,409
Construction in progress	87,225	68,839	45,965
Other fixed assets	2,325	1,485	1,380
Other assets	91,509	59,387	48,769

Consolidated total assets	541,601	353,171	252,522

      Of the total segment assets, $55,822,000 (2001: $40,986,000) was attributed to Belgium and $304,720,000 (2001: $182,474,000) to other European markets.

Note O — Related Party Transactions

      On 8 October 1999, the Company entered into a license agreement with SSC Inc. whereby the Company was granted an exclusive licence for the use of proprietary marks and know-how for establishing, owning and operating self-storage facilities in countries within Western Europe. As from 8 October 1999, the Company pays the costs in connection with registering proprietary marks within its territory.

      The Group also reimburses SSC Inc. and two partners for the services of certain key executives. In the year ended 31 December 2002, these charges amounted to $1,293,000 (2001: $1,064,000).

SHURGARD SELF STORAGE SCA

CONSOLIDATED BALANCE SHEETS

		31 Mar 2003	31 Dec 2002
	Note	$’000	$’000

ASSETS
Storage Centres:
Land		97,484	83,297
Buildings & equipment, net		323,614	279,570
Construction in progress		60,994	87,225

Total Storage Centres	C	482,092	450,092
Cash & cash equivalents		27,672	24,978
Deferred taxation	D	40,379	36,428
Other assets		30,790	30,103

Total Assets		580,934	541,601

LIABILITIES & SHAREHOLDERS’ EQUITY
Accounts payable and other liabilities		32,484	35,617
Liabilities under capital leases	E	9,652	9,469
Bonds payable	G	52,059	49,623
Lines of credit	F	312,500	270,936
Subordinated loan payable	G	134,147	127,620

Total Liabilities		540,842	493,265

Commitments and contingencies	I
Shareholders’ equity
General Partner Interest €160.50 par value; 56 shares issued and outstanding in 2003 and 2002		10	10
Class A Limited Liability Partner Interest €160.50 par value; 97,733 shares issued and outstanding in 2003 and 2002		17,769	17,769
Additional paid in capital		30	30
Profit Certificates: 219,234 (2002:219,234) issued		113,665	113,665

Total shareholders’ interest		131,474	131,474
Accumulated loss		(85,925)	(79,086)
Accumulated other comprehensive income		(5,457)	(4,052)

Total shareholders’ equity		40,092	48,336

Total liabilities & shareholders’ equity		580,934	541,601

SHURGARD SELF STORAGE SCA

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended	Three Months Ended
	31 March 2003	31 March 2002
	$’000	$’000

Rental revenue	14,303	8,590
Other revenue	(1)	3

Total Revenue	14,302	8,593

Direct store operating expenses	7,311	4,284
Real estate taxes	896	598
Other operating expenses	5,068	2,981
Depreciation and amortisation	4,105	2,630

Total Expenses	17,380	10,493

Net Loss Arising From Operations	(3,078)	(1,900)
Net interest expense	(8,403)	(4,609)
Exchange translation gain on bonds payable	1,506	—

Net Loss Before Taxation	(9,975)	(6,509)
Provision for taxes	3,136	1,986

Net Loss	(6,839)	(4,523)

SHURGARD SELF STORAGE SCA

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended	Three Months Ended
	31 March 2003	31 March 2002
	$’000	$’000

Net Loss
Adjustments to reconcile earnings to net cash used in operating activities	(6,839)	(4,523)
Provision for deferred taxation	(3,136)	(1,986)
(Gains) on disposal of property	1	(3)
Cumulative effect of a change in accounting principle
Depreciation and amortisation	4,105	2,630
Amortisation of financing costs as interest expense	980	592
Exchange translation gain on bond payable	(1,506)	—
Redemption premium on bonds payable	403	—
Subordinated loan payable	2,693	2,032
Changes in operating accounts
Other assets	1,872	(5,801)
Accounts payable and other liabilities	(3,823)	81

Net Cash Used in Operating Activities	(5,250)	(6,978)

Payments for site acquisition and construction	(27,708)	(16,214)
Proceeds of disposal of property	—	3
Payments for other intangible assets	(51)	(153)

Net Cash Used in Investing Activities	(27,759)	(16,364)

Proceeds from issue of Profit Certificates	—	8,768
Proceeds from lines of credit	33,240	17,536
Proceeds from bonds payable	2,030	—
Increase in liabilities under capital leases	(99)	(133)
Payment of financing and related costs	(192)	(1,703)

Net Cash Provided by Financing Activities	34,979	24,468

Net effect of translation on cash	724	(269)

Increase in Cash and Cash Equivalents	2,694	857
Cash and Cash Equivalents at Start of Year	24,978	15,324

Cash and Cash Equivalents at End of Year	27,672	16,181

Total amount of interest paid net of capitalization	2,668	1,785
Capital lease obligation incurred on site acquisition	NIL	NIL
Total amount of corporate income taxes paid	NIL	NIL

SHURGARD SELF STORAGE SCA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A — Organization

      Shurgard Self Storage S.C.A. (“the Company”) (Formerly SSC Benelux & Co S.C.A.) was incorporated under Belgian Law as a Société en Commandite Simple on 8 December 1994 and reorganised as a Société en Commandite par Actions on 28 September 1999. The Company invests directly or through wholly owned subsidiaries in Belgium, the Netherlands, France, Sweden, Denmark, the United Kingdom and Germany (Collectively the “Group”) in the development and operation of self-storage properties providing month to month leases for business and personal use.

      Although the primary functional currency of the Group is euro, for presentation purposes, these financial statements have been translated into U.S. dollars on the basis described in Note B.

Note B — Summary of Significant Accounting Policies

Basis of presentation

      These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with these accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The carrying values reflected on the balance sheet at 31 March 2003 reasonably approximate the fair value of cash and cash equivalents, other assets, accounts payable, lines of credit and other liabilities.

New accounting principles

      In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The statement is effective for the Company beginning in 2003 and there was no impact on its financial position, results of operations, or cash flows.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” The rescission of SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 4 requires that gains and losses from extinguishment of debt be classified as an extraordinary item, if material. Under SFAS No. 145, extinguishment of debt is now considered a risk management strategy by the reporting enterprise and the FASB does not believe it should be considered extraordinary under the criteria in APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, unless the debt extinguishment meets the unusual in nature and infrequency of occurrence criteria in APB Opinion No. 30. SFAS No. 145 is effective for the Company in 2003. In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 requires recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after 31 December 2002. The adoption of these pronouncements has no impact on the Company’s financial position, results of operations or cash flows.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which amended SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for periods ending after December 15, 2002. The Company has adopted the disclosure provisions of SFAS No. 148 and accounts for stock-based compensation under APB No. 25, therefore, SFAS No. 148 will have no effect on its financial position, results of operations or cash flows. If the Company had recognized stock-based compensation expense in accordance with SFAS No. 148, the compensation cost recognized in the three months ended 31 March 2003 and 2002 would have been immaterial to the Company’s financial position and results of operations.

      In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after 31 December 2002, irrespective of the guarantor’s fiscal year-end. In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” for entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FASB Interpretation No. 46 becomes effective for entities created prior to 1 February 2003 beginning July 2003 and immediately for entities created after February 1, 2003. Adoption of these pronouncements has not had an impact on the Company’s financial position, results of operations or cash flows.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends SFAS No. 133. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified after 30 June 2003. In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. This statement is effective for interim periods beginning after 15 June 2003. The Company is currently evaluating the effect of these pronouncements on its balance sheet, results of operations and cash flows.

Consolidation

      The consolidated financial statements include the accounts of the Company and all of its domestic and foreign subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

Accounting for Derivative Instruments and Hedging Activities

      The Group has adopted the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133 requires that all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting. To the extent derivative instruments qualify and are designated as cash flow hedges, the effective portion of the gain or loss on such derivative instruments will generally be reported in Other

Comprehensive Income (“OCI”) and the ineffective portion, if any, will be reported in net income. Such amounts recorded in accumulated OCI will be reclassified into net income when the forecasted transaction affects earnings. To the extent derivative instruments qualify and are designated as hedges of changes in the fair value of an existing asset, liability or firm commitment, the gain or loss on the hedging instrument will be recognized currently in earnings along with the changes in fair value of the hedged asset, liability or firm commitment attributable to the hedged risk.

Foreign exchange

      The consolidated financial statements are initially prepared in euro, the primary functional currency of the Group. Assets and liabilities of certain subsidiaries outside the euro zone are translated in accordance with SFAS 52, “Foreign Currency Translation.” In accordance with SFAS 52, assets and liabilities of Group companies denominated in local currencies are translated into euro at the exchange rates in effect at the balance sheet date and revenue and expenses are translated at average rates of exchange during the year. Gains or losses arising from such translation, together with gains or losses on translation of intercompany loans to such subsidiaries that are of a long-term nature, are accumulated in OCI as a separate component of shareholders’ equity. Gains or losses from transactions denominated in other currencies are reflected in the consolidated statement of operations. The Company has entered into contracts for the hedging of that portion of investments made in currencies outside the euro zone through the forward sale of such currencies for euro. In accordance with SFAS 133, the Company records such contracts on the balance sheet at market value. Changes in market values are recorded in OCI in the same manner as for the exchange translation of the related intercompany loans as above.

      For presentation, these financial statements have been translated into US dollars. For this purpose, the consolidated balance sheet has been converted at the exchange rate in effect at the balance sheet date and the consolidated statement of operations has been translated at average rates of exchange. Gains or losses arising from this translation are also accumulated in OCI.

Revenue recognition

      The majority of the Group’s customers rent under month to month lease agreements and revenue is recognized at the contracted rate for each month occupied. Revenue related to customers who sign longer period leases is recognized ratably over the term of the lease.

Taxation

      Deferred taxation liabilities or assets are recognised for the estimated future tax effects, based upon enacted tax law, attributable to temporary differences in the timing of recognition of transactions for reporting and tax purposes. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based upon available evidence, are not expected to be realized (see Note D).

Comprehensive income

      The Group follows SFAS No. 130, “Reporting of Comprehensive Income.” SFAS No. 130 establishes rules for the reporting of comprehensive income and its components. Comprehensive income comprises net income, foreign currency translation adjustments and adjustments to market value of certain derivative instruments (see Note H).

Note C — Storage Centers

      Buildings and equipment are presented net of accumulated depreciation of $41,960,000 million and $37,176,000 million as of 31 March 2003 and 31 December 2002. As of 31 March 2003, the Group had outstanding commitments under contracts for the acquisition and construction of new storage centres totalling $42,397,000. Certain contracts for the acquisition of new properties are subject to conditions such as the achievement of planning consents. During the three months ended 31 March 2003 and 2002, interest of $521,000 and $534,000 respectively relating to the development of storage centres was capitalised.

Note D — Deferred Taxation

      No group company was required to pay corporate taxes for the years ended 31 December 2002 and 2001, as they were either in a net loss position or were able to use operating losses carried forward to offset any potential tax liability.

      The net deferred tax asset is made up as follows:

	31 March	31 December
	2003	2002

	(in thousands)
Net loss before taxation	$9,975	$29,844

Deferred tax asset (Before valuation allowance)	44,524	40,363
Valuation allowance	(4,145)	(3,935)

Net deferred tax asset	$40,379	$36,428

      Under SFAS No. 109 “Accounting for Income Taxes,” a valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized. In determining the need for an allowance, trading projections have been prepared by market that illustrate that the Group will achieve profits before tax for the year ended 31 December 2005 or 2006, depending on the market, and will thereafter recover tax losses carried forward through application against taxable profits over the six years ended 31 December 2011. These projections are based upon the assumption that stores achieve their projected levels of income and new store development is undertaken as planned but is limited to those for which funding has already been agreed. A valuation allowance has been provided for deferred tax assets in certain markets either where the period for which tax losses may be carried forward is limited or where the projections indicate that, based on the assumptions made, tax losses may not otherwise be recovered. These projections indicate that after making such allowances, profits will be sufficient to utilize the deferred tax asset recorded.

Note E — Liabilities Under Leases

      The Group has a number of operational lease commitments, with terms up to 15 years. The future minimum payments required under these leases are as follows:

Future
payments

(in thousands)
2003	$1,651
2004	1,536
2005	1,392
2006	1,143
2007	1,157
Following years	2,588

      The Group also leases four properties in Belgium and the Netherlands under capital leases with purchase options on the Belgian properties exercisable in 2011 and 2022 respectively. The liability under these leases was $9,652,000 at 31 March 2003 and $9,469,000 at 31 December 2002.

Note F — Lines of Credit

      The Group has a €300,000,000 revolving credit facility, which bears interest at a margin over EURIBOR, and is secured by mortgages and other charges on substantially all of the storage centres and certain other assets of Group companies. No repayments of principal are required before the maturity of the loan on 31 December 2003. Subject to certain conditions, the repayment of the loan may be extended to 31 December 2004. As of 31 March 2003, the outstanding balance on the revolving credit facility was $312,500,000 and the weighted average rate was 4.6%.

Note G — Related Party Transactions

      In May 2002, the Company entered into a Subscription Agreement with Shurgard Storage Centers, Inc. (“SSC Inc.”) under which SSC Inc. irrevocably agreed to subscribe to registered bonds in the aggregate principal amount of up to $50,000,000 to be issued by the Company from time to time in order to meet its development and working capital requirements. If the Company issues bonds for an amount of at least $40,000,000 within 12 months of the date of the Agreement, the Company shall have the right to increase the amount of the commitment of SSC Inc. to subscribe to such bonds to a maximum amount of $75,000,000. These subscription commitments automatically terminate two years following the date of the Agreement. As of 31 March 2003, the aggregate face value of bonds issued under the Agreement was $51,348,000.

      The bonds are unsecured and subordinated to all creditors including other unsecured creditors, although they are senior to all equity distributions or distribution rights of any kind. They bear interest at 9.75% p.a. (Together with an unused fee of 1% p.a. on the undrawn amount) and the Company has the option to pay interest in either cash or by the issue of additional bonds that are not taken into account in computing the maximum principal amount of bonds that may be issued as above. The Company also paid to SSC Inc. a commitment fee of 0.5% and a structuring fee of 1.5% of the initial commitment of $50,000,000.

      The bonds are redeemable on 31 December 2004 at 115% of the principal amount of the issued bonds together with accrued interest. The Company has two one year options to extend the redemption date, subject to certain conditions, and may also redeem all or any part of the outstanding bonds at any time. Any bonds so redeemed will be cancelled and may not be re-issued. The Company is accruing the redemption premium payable on the effective interest method and has recorded $414,000 in interest expense for the three months ended 31 March 2003. Additionally, the Group has a €206,000,000 ($222,366,000 at 31 March 2003) Loan Facility Agreement with Recom & Co SNC, a Belgian holding company with a partnership interest of 53.83% in the Company. This loan, which matures in full on 31 December 2009, bears interest at 8.25% and is fully subordinated to all other liabilities of the Group. No repayment of principal is required before the maturity of the loan. The balance payable at March 31, 2003 includes accrued interest of $30,914,000.

      The Group reimburses SSC Inc. and two partners for the services of certain key executives. In the three months ended 31 March 2003, these charges amounted to $287,000 (2002: $258,000).

Note H — Derivative instruments and hedging activities

      The Group uses interest rate swaps and caps to manage its variable rate debt and forward contracts for the sale of foreign currencies in order to manage its foreign currency investments as described below. These transactions have been accounted for in accordance with SFAS No. 133 as described in Note B.

      In order to minimise the risk of changes in the fair value of assets attributable to fluctuating exchange rates, the Company has entered into contracts for the hedging of that proportion of investments made in currencies outside the euro zone and financed by euro denominated debt, through the forward sale of such currencies as at 31 December 2003, the maturity date of the related financing (see Note F). Credit risk has been minimized through the placing of such contracts only with highly rated banks in major European financial markets. In accordance with SFAS No. 133, as of 31 March 2003, the Company recorded an asset of $2,600,000 (2002: $2,100,000) in respect of the market value of its forward contracts for the sale of such currencies by a credit of $2,700,000 (2002: $1,300,000) to Foreign Currency Translation in OCI.

      At 31 December 2001, the Company had an interest rate cap at 6.75% for a notional amount of €64,000,000 ($69,000,000 as of 31 March 2003) and an interest rate swap fixing the interest rate at 5.24% for a notional amount of €191,000,000 ($206,000,000 as of 31 March 2003), both contracts maturing on 31 December 2003. During the year ended 31 December 2002, the Company purchased two further interest rate caps at 6.75% for notional amounts of €25,000,000 ($27,000,000 as of 31 March 2003) and €20,000,000 ($22,000,000 as of 31 March 2003), respectively maturing also on 31 December 2003, for a total cost of €36,000 ($39,000 as of 31 March 2003). Although these transactions are designated as cash flow hedges of the interest rate risk attributable to changes in the variable rate interest on the Group’s Line of Credit, the terms differ from the underlying debt in that, as of 31 March 2003, the notional value of the contracts exceeded the amount drawn under the Line of Credit by €10,500,000 ($11,385,000 as of 31 March 2003). Accordingly, the Company uses the hypothetical derivative method to test hedge effectiveness as well as the amount of ineffectiveness to be recorded in earnings. This method compares changes in the value of a hypothetical “at market” swap for a notional amount matching the hedged debt to changes in value of the actual swap. Amounts are recorded in net interest expense to the extent changes in value of the actual swap exceed changes in the value of the hypothetically perfect swap.

      For the three months ended 31 March 2003 the Company recorded a liability of $1,747,000 in respect of the market value of both the swap and the interest rate caps by a credit to OCI of $139,000 and a debit to interest expense of $3,000 in respect of the hedge ineffectiveness. For the three months ended 31 March 2002 the Company recorded a liability of $1,946,000 in respect of the market value of both the swap and the interest rate caps by a debit to OCI of $983,000 and a debit to interest expense of $17,000 in respect of the hedge ineffectiveness.

Note I — Commitments and Contingencies

      There are no material contingencies or litigation known to the Group.

Note J — Segment Reporting

      The Group has adopted two reportable segments: “Same” and “New” Stores. The definition of Same Stores comprises existing stores that were either acquired as at 1 January of the previous year or in respect of self-developed properties, those that have been operating for a full four quarters since they achieved 85% occupancy (Or if otherwise they have been open for more than four years). All other facilities are defined as New Stores.

      The performance of properties is evaluated based upon Net Operating Income (“NOI”), which is defined as rental revenue less direct operating expenses and real estate taxes. These segments allow management to focus separately on increasing NOI from existing properties and renting up new facilities. Depreciation and amortisation, other operating expenses and net interest expense are not allocated to segments.

      The following table illustrates the results for these segments for the three months ended 31 March 2003 and 2002 using the Same Store and New Store data for the twenty two stores meeting the above new criteria as of 31 March 2003.

	Same Stores	New Stores	TOTAL
	$’000	$’000	$’000

Three months ended 31 March 2003
Rental revenue	4,864	9,439	14,303
Direct store operating expenses(1)	(1,632)	(6,575)	(8,207)
NOI	3,232	2,864	6,096
Three months ended 31 March 2002
Rental revenue	3,910	4,680	8,590
Direct store operating expenses(1)	(1,269)	(3,613)	(4,882)
NOI	2,641	1,067	3,708

      The following table reconciles the reported segments’ revenue to consolidated total revenue for the three months ended 31 March 2003 and 2002:

	2003	2002
	$’000	$’000

Total segment revenue	14,303	8,590
Other income	(1)	3
Total revenue	14,302	8,593

      Of the total segment revenue, $1,704,000 (2002: $1,367,000) was attributed to Belgium and $3,160,000 (2002: $2,543,000) to other European markets.

      The following table reconciles the reported segments’ NOI to consolidated net loss for the three months ended 31 March 2003 and 2002:

	2003	2002
	$’000	$’000

Total segment NOI	6,096	3,708
Other income	(1)	3
Depreciation and amortisation	(4,105)	(2,630)
Other operating expenses	(5,068)	(2,981)
Net interest expense	(6,897)	(4,609)
Provision for taxes	3,136	1,986
Net loss	(6,839)	(4,523)

Note K — Subsequent events

      On May 26, 2003, the Company formed a development joint venture with Crescent Euro Self Storage Investments SARL, an investment vehicle controlled by First Islamic Investment Bank, E.C., based in Manama, Bahrain (“Crescent”). The joint venture, known as First Shurgard SPRL (“First Shurgard”) will develop approximately 25 self storage properties in Europe in 2003 and 2004. Total capitalization of the joint venture is anticipated to be approximately €147.5 million.

      Pursuant to the terms of the joint venture agreement, First Shurgard will invest in stores developed or to be developed in six European countries: Denmark, France, Germany, the Netherlands, Sweden, and the United Kingdom. The Company has the exclusive right to manage these stores for a term of 20 years and will receive development and management fees from First Shurgard. Cash flow after expenses, fees, and interest will be distributed pari passu to Crescent and the Company until each receives a leveraged 12% pre-tax return, then, for amounts above the 12% levered return, profits will be distributed 60% and 40% to Crescent and the Company, respectively.

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Recom & Co, SNC
Brussels, Belgium

      We have audited the accompanying balance sheets of Recom & Co, SNC (“the Company”) as of December 31, 2002 and 2001, and the related statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the financial position of the company as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

      The company incurred significant losses. The financial statements have been prepared assuming that the company will be able to continue as a going concern. Based on the current financial position of the company, the reimbursement of the debt will ultimately depend from the financial support of its liable partners.

DELOITTE & TOUCHE
Reviseurs d’Entreprises SC s.f.d. SCRL
Represented by

/s/ DANIEL KROES

Daniel Kroes

July 1, 2003

RECOM & CO. S.N.C.

BALANCE SHEETS

		31 Dec 2002	31 Dec 2001
	Note	$’000	$’000

ASSETS
Investment in and advances to real estate affiliate	C	115,035	95,945
Cash & cash equivalents		230	7
Amounts receivable from other affiliates		112	80
Other assets	D	316	1,487

Total Assets		115,693	97,519

LIABILITIES & SHAREHOLDERS’ EQUITY
Accounts payable and other liabilities		4,123	3,112
Amounts payable to other affiliates		—	18
Lines of credit	F	147,600	141,400

Total Liabilities		151,723	144,530

Shareholders’ equity
10,039 Partner Interests of no par value	H	1,005	1,005
Accumulated loss		(32,428)	(46,264)
Accumulated other comprehensive income		(4,607)	(1,752)

Total shareholders’ equity		(36,030)	(47,011)

Total liabilities & shareholders’ equity		115,693	97,519

RECOM & CO. S.N.C

STATEMENTS OF OPERATIONS

	Year Ended	Year Ended
	31 Dec 2002	31 Dec 2001
	$’000	$’000

Loss from affiliated real estate investment	(7,541)	(7,134)
Operating expenses	(4)	(8)

Loss From Operations	(7,545)	(7,142)

Interest revenue from affiliated real estate investment	8,935	7,738
Other interest revenue	2	8
Interest expense	(11,720)	(10,493)
Foreign exchange translation gains (losses)	24,164	(5,766)

Net Other Income (Expense)	21,381	(8,513)

Net Income (Loss)	13,836	(15,655)

RECOM & CO. S.N.C.

STATEMENTS OF CASH FLOWS

		Year ended	Year ended
		31 Dec 2002	31 Dec 2001
	Note	$’000	$’000

Net Income (Loss)		13,836	(15,655)
Adjustments to reconcile earnings to net cash used in operating activities
Loss from affiliated real estate investment		7,541	7,134
Amortisation of cost of interest rate swaps		5,384	5,172
Amortization of loan costs		567	542
Foreign exchange translation gains (losses)		(24,164)	5,766
Subordinated loan receivable		(8,934)	(7,738)
Changes in operating accounts
Amounts receivable from other affiliates		(15)	(80)
Other assets		2	5
Accounts payable and other liabilities		(286)	(2,038)
Amounts payable to other affiliates		(19)	18
Effect of exchange translation		90	5

Net Cash Used in Operating Activities		(5,998)	(6,869)

Proceeds from lines of credit		6,200	6,400

Net Cash Provided by Financing Activities		6,200	6,400

Net effect of translation on cash		21	52

Increase in Cash and Cash Equivalents		223	(417)
Cash and Cash Equivalents at Start of Year		7	424

Cash and Cash Equivalents at End of Year		230	7

Total amount of interest paid		6,051	6,754
Total amount of corporate income taxes paid		—	—

RECOM & CO. S.N.C.

STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

		Accumulated	Accumulated Other	Total
	Equity	Loss	Comprehensive Loss	Shareholder’s Equity
	$’000	$’000	$’000	$’000

Balance 1 January 2001	1,005	(30,609)	4,277	(25,327)
Comprehensive loss:
Net loss	—	(15,655)	—	(15,655)
Other comprehensive income:
Loss on derivatives instruments	—	—	(7,438)	(7,438)
Foreign currency translation	—	—	1,409	1,409
Total Comprehensive income:	—	(15,655)	(6,029)	(21,684)

Balance 31 December 2001	1,005	(46,264)	(1,752)	(47,011)
Comprehensive loss:
Net income	—	13,836	—	13,836
Other comprehensive income:
Gain on derivatives instruments	—	—	3,936	3,936
Foreign currency translation	—	—	(6,791)	(6,791)
Total Comprehensive income:	—	13,836	(2,855)	10,981

Balance 31 December 2002	1,005	(32,428)	(4,607)	(36,030)

RECOM & CO. S.N.C.

NOTES TO FINANCIAL STATEMENTS

Note A — Organization

      Recom & Co. S.N.C. (“the Company”) was incorporated under Belgian Law as a Societe en Nom Collectif, a form of General Partnership, on 7 March 1997. As described in Note C, the Company holds an investment comprising (i) a Limited Partner interest, together with warrants to purchase additional interests, and (ii) a subordinated loan, in an affiliated entity, Shurgard Self Storage S.C.A. (“Shurgard Europe”). Shurgard Europe is a Belgian corporation, which invests directly or indirectly through wholly owned subsidiaries in the development and operation of self storage facilities in seven European countries. After taking into account the exercise of the above warrants, the effective percentage interest held in Shurgard Europe as of 31 December 2002 and 2001 was 53.82%.

      Although the primary functional currency of the Company is euro, for presentation purposes, these financial statements have been translated into US dollars on the basis described in Note B.

Note B — Summary of Significant Accounting Policies

Basis of presentation

      These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with these accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The carrying values reflected on the balance sheet as of 31 December 2002 reasonably approximate the fair value of cash and cash equivalents, other assets, accounts payable, lines of credit and other liabilities.

New accounting principles

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 143, “Accounting for Asset Retirement Obligations.” SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The amount recorded as a liability will be capitalised by increasing the carrying amount of the related long-lived asset. Subsequent to initial measurement, the liability is adjusted to the ultimate amount anticipated to be paid and for revisions to the timing of amounts of estimated cash flows. The capitalised cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. In August 2001, the FASB also issued SFAS 144, “Accounting for Impairment or Disposals of Long-Lived Assets.” SFAS 144 further refines the rules for accounting for long-lived assets and long-lived assets to be disposed of. The provisions of both of these statements become effective for the year ending 31 December 2003. In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” The rescission of SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 4 requires that gains and losses from extinguishment of debt be classified as an extraordinary item, if material. Under SFAS No. 145, extinguishment of debt is now considered a risk management strategy by the reporting enterprise and the FASB does not believe it should be considered extraordinary under the criteria in APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” unless the debt extinguishment meets the unusual in nature and infrequency of occurrence criteria in APB Opinion No. 30. SFAS No. 145 is effective for the Company in 2003. In July 2002, the FASB issued SFAS No. 146,

“Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after 31 December 2002. In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which amended SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for periods ending after December 15, 2002. The adoption of these pronouncements has no impact on the Company’s financial position, results of operations or cash flows.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends SFAS No. 133. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified after 30 June 2003. In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. This statement is effective for interim periods beginning after 15 June 2003. The Company is currently evaluating the effect of these pronouncements on our balance sheet, results of operations and cash flows.

      In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after 31 December 2002, irrespective of the guarantor’s fiscal year-end. As the Company has no guarantees, this pronouncement has no impact on the Company’s financial position, results of operations or cash flows. In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” for entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FASB Interpretation No. 46 becomes effective for entities created prior to 1 February 2003 beginning July 2003 and immediately for entities created after February 1, 2003. Adoption of these pronouncements has not had an effect on the Company’s financial position, results of operations or cash flows.

Investment in Real Estate Affiliate

      The Company’s interest in Shurgard Europe has been accounted for under the equity method so that the Company has recognised its share of 33.6% of its affiliates loss.

Accounting for Derivative Instruments and Hedging Activities

      The Company has adopted the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133 requires that all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting. To the extent derivative instruments qualify and are designated as cash flow hedges, the effective portion of the gain or loss on such derivative instruments will generally be reported in Other Comprehensive Income (“OCI”) and the ineffective portion, if any, will be reported in net income. Such amounts recorded in accumulated OCI will be reclassified into net income when the forecasted transaction affects earnings. To the extent derivative instruments qualify and are designated as hedges of changes in the fair value of an existing asset, liability or firm commitment, the gain or loss on the hedging instrument will be recognized currently in earnings along with the changes in fair value of the hedged asset, liability or firm commitment attributable to the hedged risk.

Foreign exchange

      The financial statements of the Company are initially prepared in euro, its primary functional currency. Gains or losses from transactions denominated in other currencies, including the liability under the Company’s US dollar denominated credit line (Note F), are reflected in the statement of operations.

      For presentation, these financial statements have been translated into US dollars. For this purpose, the consolidated balance sheet has been converted at the exchange rate in effect at the balance sheet date and the consolidated statement of operations, as prepared as explained above, has been translated at average rates of exchange for the corresponding period. Gains or losses arising from this translation are accumulated in OCI.

Cash and cash equivalents

      Cash equivalents consist of money market instruments and securities with original maturities of three months or less.

Financing costs

      Financing costs are amortised on the effective interest method over the life of the related debt (see note F). The related expense is included in interest expense.

Taxation

      Deferred taxation liabilities or assets are recognised for the estimated future tax effects, based upon enacted tax law, attributable to temporary differences in the timing of recognition of transactions for reporting and tax purposes. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based upon available evidence, are not expected to be realized (see Note E).

Comprehensive income

      The Company follows SFAS 130, “Reporting of Comprehensive Income.” SFAS 130 establishes rules for the reporting of comprehensive income and its components. Comprehensive income comprises net income, foreign currency translation adjustments and adjustments to market value of certain derivative instruments and is presented in the Statements of Shareholders’ Equity and Comprehensive Income.

Note C — Investment in and advances to Real Estate Affiliate

      This comprises an investment in Partner Interests and advances to Shurgard Europe, less the Company’s share of losses.

Investment in Partner Interests

      This comprises an investment in 92,733 Class A Limited Liability Partner Interests and is equivalent to 33.6% of the Partner Interests in issue (Including interests of certain other investors in Shurgard Europe in Profit Certificates that carry equivalent distribution rights and may be converted to Class B Limited Liability Partner Interests at any time).

      The differing classes of Partner Interests in Shurgard Europe have in certain circumstances (i) varying preference rights with respect to distributions by Shurgard Europe and (ii) varying rights to give effect to a transfer or sale of their interest. As a Limited Partner, the Company has no voting rights in Shurgard Europe.

      In addition to the Partner Interests in issue, Shurgard Europe has also issued free of charge to certain of its partners, a total of 136,111 warrants (Including 129,141 issued to the Company), each to acquire one Class A Limited Liability Partner Interest through a capital increase at a predetermined price. The warrants may be exercised in cash between 1 January 2002 and 31 December 2009 at an exercise price that increases from €823 to €1,543, depending upon the date it is exercised. Taking into account the issue of Partner Interests under these warrants, the effective interest of the Company in Shurgard Europe is 53.8%.

Subordinated loan receivable

      This comprises $127,620,000 (2001: $99,534,000) outstanding, including accrued interest, under a €206,000,000 ($215,910,000 as of 31 December 2002) Loan Facility Agreement with Shurgard Europe. This loan, which matures in full on 31 December 2009, bears interest at 8.25% and is fully subordinated to all other liabilities of the Shurgard Europe. No repayment of principal is required before the maturity of the loan. The balance receivable includes accrued interest of $30,017,000 (2001: $17,043,000).

Note D — Other Assets

      Other Assets include financing costs of $314,000 as of 31 December 2002 (2001: $793,000) net of accumulated amortisation.

Note E — Deferred Taxation

      The Company was not required to pay corporate taxes for the years ended 31 December 2002 and 2001, as it was in a net loss position. However, as of both 31 December 2001 and 2002, the Company was not in a position to anticipate being able to utilise the tax losses carry forward, no deferred taxation asset has been recorded.

      The timing differences comprise:

	2002	2001
	$’000	$’000

Net income (loss) before taxation	13,815	(18,034)

Deferred tax assets (liabilities):
Tax loss carried forward	9,760	8,899
Timing liability in respect of:
Unrealized exchange translation gain	(8,909)	—
Derivative transactions	1,488	2,975

Net deferred tax asset (Before valuation allowance)	2,339	11,874
Valuation allowance	(2,339)	(11,874)

Net deferred tax asset	—	—

Note F — Line of credit

      This comprises a syndicated credit facility arranged by Bank of America with a total limit of US$168,500,000. It bears interest at 1.5% over LIBOR, is unsecured and matures on 20 June 2003 (See Note I). The loan contains customary affirmative and negative lending covenants and default provisions.

      As the Company is a General Partnership, its partners are contingently liable for this loan.

Note G — Derivative instruments and hedging activities

      The Company uses interest rate swaps to hedge the variability in interest rates on its line of credit (Note F). These contracts were entered into coincident with the draws on the credit facility, so that as of 31 December 2002 and 2001 there were five contracts for a total notional amount of $144.4 million, all maturing in June 2003, as follows:

Notional Amount	Fixed rate

$135 million	3.88%
$3.7 million	5.43%
$2.7 million	4.59%
$3.0 million	2.66%
$3.2 million	2.11%

      In order to reduce the interest rate, the Company paid $14.65 million for the initial contract of $135 million.

      These transactions have been accounted for in accordance with SFAS 133 as described in Note B. Each transaction is designated as a cash flow hedge and all terms match those of the credit facility. In accordance with the transition provisions of SFAS 133, on 1 January 2001 the Company recorded a charge of $2,452,000 in respect of a cumulative effect of a change in accounting principle relating to the adjustment from book value to market value in respect of the initial contract at that date.

      This embedded value is amortized to interest expense giving rise to a charge of $5,384,000 and $5,172,000 in each of the years ended 31 December 2002 and 2001 respectively. Additionally, in accordance with SFAS 133, as of 31 December 2002, the Company recorded a liability of $776,000 (2001: asset of $691,000) in respect of the market value of the swaps, giving rise to a credit to OCI of $3,936,000 (2001: debit of $5,079,000).

Note H — Shareholders Equity

      The Company has issued a total of 10,039 General Partner Interests without par value for an aggregate consideration of €875,000 (Equivalent to $1,005,000 at issue date).

      These Partner Interests include 9,000 shares issued to Storage Holdings S.A., a Belgian corporation. Any shareholder, other than Storage Holdings S.A. may increase its equity interest without limit at any time by giving notice to the other shareholders, who may then also participate on a prorata basis. This additional equity may be issued at €74.37 (Equivalent to $77.95 as of 31 December 2003) per share, the original price at the time of the Company’s organization.

Note I — Subsequent event

      On 20 June 2003, the Company repaid its credit line (Note F) through application of proceeds of issue of a bond to Shurgard Storage Centers, Inc. and another affiliated company. The bond, which bears interest at 2% over EURIBOR is redeemable on 31 December 2004 and is secured by the Company’s interest in Shurgard Europe.

RECOM & CO. S.N.C.

BALANCE SHEETS

		31 Mar 2003	31 Dec 2002
	Note	$’000	$’000

ASSETS
Investment in and advances to real estate affiliate	C	118,873	115,035
Cash & cash equivalents		220	230
Amounts receivable from other affiliates		119	112
Other assets	D	162	316

Total Assets		119,374	115,693

LIABILITIES & SHAREHOLDERS’ EQUITY
Accounts payable and other liabilities		2,184	4,123
Lines of credit	F	150,600	147,600

Total Liabilities		152,784	151,723

Shareholders’ equity
10,039 Partner Interests of no par value	H	1,005	1,005
Accumulated loss		(30,497)	(32,428)
Accumulated other comprehensive income		(3,918)	(4,607)

Total shareholders’ equity		(33,410)	(36,030)

Total liabilities & shareholders’ equity		119,374	115,693

RECOM & CO. S.N.C.

STATEMENTS OF OPERATIONS

	Three months ended	Three months ended
	31 Mar 2003	31 Mar 2002
	$’000	$’000

Loss from affiliated real estate investment	(2,292)	(1,512)
Operating expenses	—	(6)

Loss From Operations	(2,292)	(1,518)

Interest revenue from affiliated real estate investment	2,693	2,032
Interest expense	(2,892)	(3,013)
Foreign exchange translation gains (losses)	4,422	(2,531)

Net Other Income (Expense)	4,223	(3,512)

Net Income (Loss)	1,931	(5,030)

RECOM & CO. S.N.C.

STATEMENTS OF CASH FLOWS

		Three Months Ended	Three Months Ended
		31 Mar 2003	31 Mar 2002
	Note	$’000	$’000

Net Income (Loss)		1,931	(5,030)
Adjustments to reconcile earnings to net cash used in operating activities
Loss from affiliated real estate investment		2,292	1,512
Amortisation of cost of interest rate swaps		1,331	1,341
Amortization of loan costs		160	131
Foreign exchange translation gains (losses)		(4,422)	2,531
Subordinated loan receivable		(2,693)	(2,032)
Changes in operating accounts
Amounts receivable from other affiliates		(4)	(3)
Other assets		1	—
Accounts payable and other liabilities		(1,612)	(1,381)
Amounts payable to other affiliates		—	(16)
Effect of exchange translation		—	(4)

Net Cash Used in Operating Activities		(3,016)	(2,951)

Proceeds from lines of credit		3,000	3,000

Net Cash Provided by Financing Activities		3,000	3,000

Net effect of translation on cash		6	7

Increase in Cash and Cash Equivalents		(10)	56
Cash and Cash Equivalents at Start of Year		230	7

Cash and Cash Equivalents at End of Year		220	63

Total amount of interest paid		3,013	2,922
Total amount of corporate income taxes paid		—	—

RECOM & CO. S.N.C.

NOTES TO FINANCIAL STATEMENTS

Note A —	Organization

      Recom & Co. S.N.C. (“the Company”) was incorporated under Belgian Law as a Societe en Nom Collectif, a form of General Partnership, on 7 March 1997. As described in Note C, the Company holds an investment comprising (i) a Limited Partner interest, together with warrants to purchase additional interests, and (ii) a subordinated loan, in an affiliated entity, Shurgard Self Storage S.C.A. (“Shurgard Europe”). Shurgard Europe is a Belgian corporation, which invests directly or indirectly through wholly owned subsidiaries in the development and operation of self storage facilities in seven European countries. After taking into account the exercise of the above warrants, the effective percentage interest held in Shurgard Europe as at 31 December 2002 and 2001 was 53.82%.

      Although the primary functional currency of the Company is euro, for presentation purposes, these financial statements have been translated into US dollars on the basis described in Note B.

Note B —	Summary of Significant Accounting Policies

Basis of presentation

      These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with these accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The carrying values reflected on the balance sheet at 31 December 2002 reasonably approximate the fair value of cash and cash equivalents, other assets, accounts payable, lines of credit and other liabilities.

New accounting principles

      In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. This statement is effective for the Company beginning in 2003 and there was no impact on its financial position, results of operations, or cash flows.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” The rescission of SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 4 requires that gains and losses from extinguishment of debt be classified as an extraordinary item, if material. Under SFAS No. 145, extinguishment of debt is now considered a risk management strategy by the reporting enterprise and the FASB does not believe it should be considered extraordinary under the criteria in APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, unless the debt extinguishment meets the unusual in nature and infrequency of occurrence criteria in APB Opinion No. 30. SFAS No. 145 is effective for the Company in 2003. In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 requires recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after 31 December 2002. The adoption of these pronouncements has no impact on the Company’s financial position, results of operations or cash flows.

      In November 2002, FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after 31 December 2002, irrespective of the guarantor’s fiscal year-end. As the Company has no guarantees, this pronouncement has no impact on the Company’s financial position, results of operations or cash flows. In January 2003, FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” for entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FASB Interpretation No. 46 becomes effective for entities created prior to 1 February 2003 beginning July 2003 and immediately for entities created after February 1, 2003. The Company has determined that adoption of this Interpretation currently will not have a significant effect on its financial position, results of operations or cash flows.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends SFAS No. 133. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement is effective for contracts entered into or modified after 30 June 2003. In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. This statement is effective for interim periods beginning after 15 June 2003. The Company is currently evaluating the effect of these pronouncements on our balance sheet, results of operations and cash flows.

Investment in Real Estate Affiliate

      The Company’s interest in Shurgard Europe has been accounted for under the equity method so that the Company has recognised its share of 33.6% of its affiliates loss.

Accounting for Derivative Instruments and Hedging Activities

      The Company has adopted the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133 requires that all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting. To the extent derivative instruments qualify and are designated as cash flow hedges, the effective portion of the gain or loss on such derivative instruments will generally be reported in Other Comprehensive Income (“OCI”) and the ineffective portion, if any, will be reported in net income. Such amounts recorded in accumulated OCI will be reclassified into net income when the forecasted transaction affects earnings. To the extent derivative instruments qualify and are designated as hedges of changes in the fair value of an existing asset, liability or firm commitment, the gain or loss on the hedging instrument will be recognized currently in earnings along with the changes in fair value of the hedged asset, liability or firm commitment attributable to the hedged risk.

Foreign exchange

      The financial statements of the Company are initially prepared in euro, its primary functional currency. Gains or losses from transactions denominated in other currencies, including the liability under the Company’s U.S. dollar denominated credit line (Note F), are reflected in the statement of operations.

      For presentation, these financial statements have been translated into U.S. dollars. For this purpose, the consolidated balance sheet has been converted at the exchange rate in effect at the balance sheet date and the consolidated statement of operations, as prepared as explained above, has been translated at average rates of exchange. Gains or losses arising from this translation are accumulated in OCI.

Cash and cash equivalents

      Cash equivalents consist of money market instruments and securities with original maturities of 90 days or less.

Financing costs

      Financing costs are amortised on the effective interest method over the life of the related debt (see note E). The related expense is included in interest expense.

Taxation

      Deferred taxation liabilities or assets are recognised for the estimated future tax effects, based upon enacted tax law, attributable to temporary differences in the timing of recognition of transactions for reporting and tax purposes. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based upon available evidence, are not expected to be realized (see Note D).

Comprehensive income

      The Company follows SFAS 130, “Reporting of Comprehensive Income.” SFAS 130 establishes rules for the reporting of comprehensive income and its components. Comprehensive income comprises net income, foreign currency translation adjustments and adjustments to market value of certain derivative instruments and is presented in the Statements of Shareholders’ Equity and Comprehensive Income.

Note C — Investment in and advances to Real Estate Affiliate

      This comprises an investment in Partner Interests and advances to Shurgard Europe, less the Company’s share of losses.

Investment in Partner Interests

      This comprises an investment in 92,733 Class A Limited Liability Partner Interests and is equivalent to 33.6% of the Partner Interests in issue (Including interests of certain other investors in Shurgard Europe in Profit Certificates that carry equivalent distribution rights and may be converted to Class B Limited Liability Partner Interests at any time).

      The differing classes of Partner Interests in Shurgard Europe have in certain circumstances (i) varying preference rights with respect to distributions by Shurgard Europe and (ii) varying rights to give effect to a transfer or sale of their interest. As a Limited Partner, the Company has no voting rights in Shurgard Europe.

      In addition to the Partner Interests in issue, Shurgard Europe has also issued free of charge to certain of its partners, a total of 136,111 warrants (Including 129,141 issued to the Company), each to acquire one Class A Limited Liability Partner Interest through a capital increase at a predetermined price. The warrants may be exercised in cash between 1 January 2002 and 31 December 2009 at an exercise price that increases from €823 to €1,543, depending upon the date it is exercised. Taking into account the issue of Partner Interests under these warrants, the effective interest of the Company in Shurgard Europe is 53.8%.

Subordinated loan receivable

      This comprises $134,147,000 (31 December 2002: $127,620,000) outstanding, including accrued interest, under a €206,000,000 ($222,366,000 at 31 March 2003) Loan Facility Agreement with Shurgard Europe. This loan, which matures in full on 31 December 2009, bears interest at 8.25% and is fully subordinated to all other liabilities of the Shurgard Europe. No repayment of principal is required before the maturity of the loan. The balance receivable includes accrued interest of $30,914,000 (31 December 2002: $30,017,000).

Note D — Deferred Taxation

      The Company was not required to pay corporate taxes for the years ended 31 December 2002 and 2001, as it was in a net loss position. However, as at both 31 March 2003 and 31 December 2002, the Company was not in a position to anticipate being able to utilise the tax losses carry forward, no deferred taxation asset has been recorded.

      The timing differences comprise:

	31 March	31 December
	2003	2002
	$’000	$’000

Net income (loss) before taxation	1,926	13,815

Deferred tax assets:
Tax loss carried forward	10,112	9,760
Timing liability in respect of:
Unrealized exchange translation gain	(10,682)	(8,909)
Derivative transactions	936	1,488

Net deferred tax asset (Before valuation allowance)	366	2,339
Valuation allowance	(366)	(2,339)

Net deferred tax asset	—	—

Note E — Line of credit

      This comprises a syndicated credit facility arranged by Bank of America with a total limit of US$168,500,000. It bears interest at 1.5% over LIBOR, is unsecured and matures on 20 June 2003 (See Note G). The loan contains customary affirmative and negative lending covenants and default provisions.

      As the Company is a General Partnership, its partners are contingently liable for this loan.

Note F — Derivative instruments and hedging activities

      The Company uses interest rate swaps to hedge the variability in interest rates on its line of credit (Note F). These contracts were entered into coincident with the draws on the credit facility, so that as of

31 March 2003 there were five contracts for a total notional amount of $144.4 million, all maturing in June 2002, as follows:

Notional Amount	Fixed rate

$135 million	3.88%
$3.7 million	5.43%
$2.7 million	4.59%
$3.0 million	2.66%
$3.2 million	2.11%

      In order to reduce the interest rate, the Company paid $14.65 million for the initial contract of $135 million. This embedded value is amortized to interest expense giving rise to a charge of $1,331,000 and $1,341,000 in each of the quarters ended 31 March 2003 and 2002 respectively. Additionally, in accordance with SFAS 133, as of 31 March 2003, the Company recorded a liability of $365,000 (31 December 2002: asset of $776,000) in respect of the market value of the swaps, giving rise to a credit to OCI of $1,543,000 (2002: credit of $3,936,000).

Note G — Subsequent event

      On 20 June 2003, the Company repaid its credit line (Note F) through application of proceeds of issue of a bond to Shurgard Storage Centres, Inc. and another affiliated company. The bond, which bears interest at 2% over EURIBOR is redeemable on 31 December 2004 and is secured by the Company’s interest in Shurgard Europe.

PROSPECTUS

$500,000,000

Shurgard Storage Centers, Inc.

Class A Common Stock

Preferred Stock

Debt Securities

          We will provide the specific terms for each of these securities in supplements to this prospectus. You should read carefully this prospectus and any supplement before you invest.

      Our common stock is quoted on the New York Stock Exchange under the symbol “SHU.”

       Investing in the securities we may offer involves various risks. The risks associated with an investment in our company are discussed beginning at page 5. Additional risks associated with an investment in our company as well as with the particular types of securities will be described in the related prospectus supplement.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 8, 2002.

      You should rely only on the information incorporated by reference or provided in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any accompanying prospectus supplement and the documents incorporated by reference is accurate as of any date other than their respective dates.

TABLE OF CONTENTS

Summary	1
How to Obtain More Information	3
Note Regarding Forward-looking Statements	4
Risk Factors	5
Selected Financial Information	10
Ratio of Earnings to Fixed Charges	13
Use of Proceeds	14
General Description of Securities	14
Description of the Common Stock	15
Description of the Preferred Stock	17
Description of the Debt Securities	18
Restrictions on Transfers of Capital Stock; Excess Stock	23
Federal Income Tax Considerations	25
Plan of Distribution	35
ERISA Considerations	35
Legal Matters	37
Experts	37

SUMMARY

      The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this prospectus and any accompanying prospectus supplement. To understand the terms of our securities, you should read carefully this prospectus with the attached prospectus supplement. Together, these documents describe the specific terms of the securities we are offering. You should also read the documents listed below in “How to Obtain More Information” for information about our company and our financial statements. In this prospectus, the words “we,” “our,” “ours” and “us” refer to Shurgard Storage Centers, Inc. and its subsidiaries, joint ventures and predecessors, unless the context indicates otherwise. The following summary contains basic information about the offering.

Shurgard

      We are a real estate investment trust (REIT) that develops, acquires, owns and manages self storage centers and related operations. Our self storage centers offer easily accessible storage space for personal and business uses. Our strategy is to be the global leader in storage products and services by offering high quality, conveniently located and secure self storage and a high level of customer service. This strategy enables us to position ourselves as a premium-priced storage provider in our target markets. We believe that our focus on quality and consistency enables us to strengthen further awareness of the Shurgard brand, obtain repeat business and differentiate ourselves from our competitors. We seek to own and operate self storage centers that are located in major metropolitan areas along retail and high-traffic corridors. We are one of the four largest operators of self storage centers in the United States and one of the few that has successfully developed a recognizable brand name. Our self storage centers are clearly identifiable because of the trademark “lighthouse” structure at the entrance to most of our properties.

      As of September 30, 2002, we operated a network of 547 storage centers and two business parks located throughout the United States and in Europe. Of these properties, we own or lease, directly and through our subsidiaries and joint ventures, 520 properties containing approximately 33.3 million net rentable square feet. Of the 520 properties, 436 are located in 21 states in the U.S. and 84 are located in Europe. We also manage for third parties 27 self storage centers containing approximately 1.5 million net rentable square feet. For the year ended December 31, 2001, our domestic properties had a weighted average annual net rentable square foot occupancy rate of 83% and a weighted average annual rent per net rentable square foot of $11.47. For the nine months ended September 30, 2002, our domestic properties had a weighted average net rentable square foot occupancy rate of 80% and a weighted average rent per net rentable square foot of $11.52.

      We were incorporated in Delaware on July 23, 1993 and began operations through the consolidation on March 1, 1994 of 17 publicly held real estate limited partnerships that were sponsored by Shurgard Incorporated. On March 24, 1995, Shurgard Incorporated merged with and into us, and we became self-administered and self-managed. In May 1997, we reincorporated in the state of Washington.

The Securities We May Offer

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may offer from time to time up to $500,000,000 of the following securities

•	class A common stock;

•	preferred stock; and

•	debt securities.

      This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that describes the specific amounts, prices and terms of the securities we offer. The prospectus supplement also may add, update or change information contained in this prospectus.

      We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We and our agents reserve the sole right to accept or reject in whole or in part any proposed purchase of securities. The prospectus supplement, which we will provide to you each time we offer securities, will set forth the names of any underwriters, dealers or agents involved in the sale of the securities, and any applicable fee, commission or discount arrangements with them. See “Plan of Distribution.”

Common Stock

      We may issue our class A common stock, $0.001 par value per share. Holders of class A common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of class A common stock are entitled to receive dividends declared by the board of directors, subject to the rights of preferred shareholders.

Preferred Stock

      We may issue our preferred stock, $0.001 par value per share, in one or more series. Our board of directors will determine the dividend, voting, conversion and other rights of the series being offered and the terms and conditions of its offering and sale.

Debt Securities

      We may offer unsecured general obligations of our company, which may be senior debt securities or subordinated debt securities. The senior debt securities will have the same rank as all our other unsecured, unsubordinated debt. The subordinated debt securities will be entitled to payment only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made. The debt securities will be issued under an indenture between us and the trustee or trustees we name in the prospectus supplement. We have summarized general features of the debt securities from the indentures, which are or will be exhibits to the registration statement of which this prospectus is a part.

HOW TO OBTAIN MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. You may read any document we file at the SEC’s public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference rooms. You may also read our filings at the SEC’s Web site at http://www.sec.gov.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended. This prospectus does not contain all the information in the registration statement. We have omitted parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, as amended, including exhibits, at the SEC’s public reference facilities or Web site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

      The SEC allows us to “incorporate by reference” into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	our annual report on Form 10-K for the year ended December 31, 2001, filed on March 29, 2001, Commission File No. 0-11455;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2002, filed on May 9, 2002, Commission File No. 0-11455;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2002, filed on August 7, 2002, Commission File No. 0-11455;

•	our quarterly report on Form 10-Q for the quarter ended September 30, 2002, filed on November 5, 2002, Commission File No. 0-11455;

•	our current reports on Form 8-K filed on June 21, 2002, June 25, 2002 and June 27, 2002, Commission File No. 0-11455;

•	the description of the class A common stock in our registration statement on Form 8-A filed on April 19, 1995, as amended by amendment No. 1 on Form 8-A/ A filed on April 26, 1995, under Section 12(g) of the Exchange Act, Commission File No. 001-11455;

•	the description of the preferred share purchase rights in our registration statement on Form 8-A filed on April 19, 1995, as amended by Amendment No. 1 on Form 8-A/ A filed on April 26, 1995, under Section 12(g) of the Exchange Act, Commission File No. 001-11455;

•	the description of the 8.70% series C cumulative redeemable preferred stock in our registration statement on Form 8-A filed on December 4, 1998, under Section 12(b) of the Exchange Act, Commission File No. 001-11455; and

•	the description of the 8.75% series D cumulative redeemable preferred stock in our registration statement on Form 8-A filed on February 23, 2001, under Section 12(b) of the Exchange Act, Commission File No. 001-11455.

      You may obtain copies of these documents, other than exhibits, free of charge by contacting our corporate secretary at our principal offices, which are located at 1155 Valley Street, Suite 400, Seattle, Washington 98109, telephone number (206) 624-8100.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. All statements other than statements of historical fact that we make in this prospectus or in any document incorporated by reference are forward-looking. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms or other terminology. These statements are only predictions. Forward-looking statements are inherently uncertain. Our actual results may differ significantly from our expectations. The sections entitled Risk Factors that appear in this prospectus and our Annual Report on Form 10-K describe some, but not all, of the factors that could cause these differences.

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate after the date on the front of the document.

RISK FACTORS

Real Estate Investment Risks

      Legislation or changes in accounting regulations or interpretations relating to such matters as special purpose entities, guarantees and capitalization of certain development overhead costs could substantially affect our financial reporting. We may be affected by legislation or changes in regulations or interpretations regarding certain accounting standards applied to our operations and certain of our existing financial and joint venture structures. The Financial Accounting Standards Board (FASB) has issued an exposure draft on special purpose entities that could, if adopted as proposed, result in the consolidation of the assets, liabilities and operations of trusts used in connection with our tax retention operating leases and of our European entities for which we currently record a more limited minority interest. Another exposure draft includes proposals on guarantees of obligations that, if adopted as proposed, could require guarantees that we utilize with our tax retention operating leases and certain unconsolidated joint venture developments to be recorded as a liability on our balance sheet instead of being reported in a footnote to our financial statements. These changes could have a corresponding material adverse effect on various of our financial ratios and other financial and operational indicators unless we were to restructure these arrangements, a process that could potentially result in less favorable terms. A further proposed change relating to capitalization of certain development overhead costs could also affect the accounting for our expenses and net income. We are not able to predict the outcome of the proposed interpretations or rule changes.

      We have significant real estate holdings that can be difficult to sell in unfavorable economic conditions and that can have unpredictable decreases in value. Our primary business involves owning real estate-related assets and operating self storage centers. Real estate investments can be difficult to sell, especially when economic conditions are unfavorable. This makes it difficult for us to vary our investment portfolio and to limit our risk when economic conditions change. Decreases in market rents, negative tax, real estate, and zoning law changes, and changes in environmental protection laws can also lower the value of our investments and decrease our income.

      Our real estate development and acquisition activities can result in unforeseen liabilities and increases in costs. We may develop our current properties or acquire more properties. Real estate development involves risks in addition to those involved in owning and operating existing properties. For example, we must hire contractors or subcontractors to develop the properties. Problems can develop with these relationships, including contract and labor disputes, unforeseen property conditions that require additional work, and construction delays. These problems can increase construction and other costs and delay the date when tenants can occupy the property and pay us rent. Properties that we acquire may not meet our performance expectations, including projected occupancy and rental rates, and we may have overpaid for acquisitions. Failure of our properties to perform as expected or unforeseen significant capital improvements could decrease our cash flow. We may also have underestimated the cost of improvements needed for us to market a property effectively, requiring us to pay more to complete a project. If one or more of these events were to occur, we could have difficulty meeting our repayment obligations and making our expected distributions to shareholders.

      We focus almost exclusively on self storage businesses, which makes us vulnerable to changes in the profitability of self storage properties. Our investments focus on self storage and similar businesses and related real estate interests. We do not expect to have substantial interests in other real estate investments or businesses to hedge against the risk that national trends might decrease the profitability of our self storage-related investments.

      We would have great difficulty acquiring or developing properties without access to financing. Fluctuations in market conditions or in our operating results may cause us to violate the covenants of our existing credit facilities. If we cannot access our existing financing sources, we may have to obtain equity and/or debt financing in order to develop and acquire properties. If we obtain financing by issuing additional capital stock, we could dilute the ownership of the existing shareholders. Banks or other lenders might refuse to lend us money to finance acquisitions or development, or might charge interest rates that are too high to allow us to develop and acquire new properties. If the cash flows generated from the new investment are less than the distributions payable to the new shareholders or the repayment obligations to the lender, we may have difficulty meeting our overall repayment obligations and making expected distributions to our shareholders.

      We do not have experience or expertise in all types of investments that we might make. Although we invest primarily in self storage properties, we may also invest in other commercial ventures if our board of directors specifically approves such investments. We have no present plans to make any such investments. If we invest in other forms of real estate, we might lack the experience and expertise necessary to manage and operate those properties effectively. We might also be unfamiliar with local laws, procedures and practices, or in the operation of such other investments, reducing income or creating losses from such investments.

      Our indirect investments may result in liability against which we cannot protect. We have and may continue to make participating mortgages or acquire equity interests in partnerships, joint ventures or other legal entities that have invested in real estate. Our bylaws require that we satisfy several conditions before we make these indirect investments, including that the joint investment not jeopardize our eligibility to be taxed as a REIT or result in our becoming an investment company under the Investment Company Act of 1940, as amended. These investments carry risks that are not present when we invest directly in real estate, including the risk that we may not control the legal entity that has title to the real estate, the possibility that the enterprise in which we invest has liabilities that are not disclosed at the time of the investment, and the possibility that our investments are not easily sold or readily accepted as collateral by our lenders.

      We have strong competitors in the self storage market that may have better resources and other advantages over us. We must compete in every market in which our stores are located except in continental Europe and Sweden. Our competitors include national, regional and many local self storage operators and developers. Entry into the self storage business by acquiring existing properties is relatively easy for persons or entities with the required initial capital. Competition may increase if available funds for investment in real estate increase. Some of our competitors may have more resources than we do, including better access to financing, greater cash reserves, and less demanding rules governing distributions to shareholders. Some competitors may have lower prices or better locations than ours or other advantages. Local market conditions will play a significant part in how competition affects us; additional competition has lowered occupancy levels and rental revenue of our self storage properties in specific markets from time to time. For example, from the first quarter of 2001 to the first quarter of 2002, occupancy of our properties in the Florida market, where additional self storage facilities had been opened, dropped 7.7% resulting in decreased revenue of approximately $48,000.

      We face possible liability for environmental cleanup costs and damages for contamination related to our properties. Because we own and operate real property, various federal, state and local laws might impose liability on us for the costs of removing or remediating various hazardous substances released on or in our property. The principal federal laws that could affect us are the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act; state and local governments have also adopted separate but similar environmental laws and regulations that vary from state to state and locality to locality. These laws may impose liability whether or not we knew of or caused the release. We obtain environmental assessment reports on the properties we own or operate as we deem appropriate. These reports have not revealed any environmental liability or compliance concerns that we believe would materially adversely affect our financial condition or results of operations. However, the environmental assessments that we have undertaken might not have revealed all potential environmental liabilities or claims for such liabilities. The presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially adversely affect our ability to use or sell the property, or to use the property as collateral for borrowing, and may cause us to incur substantial remediation or compliance costs. In addition, if hazardous substances are located on or released from one of our properties, we could incur substantial liabilities through a private party personal injury claim, a claim by an adjacent property owner for property damage or a claim by a governmental entity for other damages. This liability may be imposed on us under environmental laws or common-law principles. It is also possible that future laws, ordinances or regulations will impose material environmental liability on us, that the current environmental conditions of properties we own or operate will be affected by other properties in the vicinity or by the actions of third parties unrelated to us or that our tenants will violate their leases by introducing hazardous or toxic substances into the properties we own or manage and expose us to liability under federal or state environmental laws. The costs of defending these claims, conducting this environmental remediation or responding to such changed conditions could materially adversely affect our financial condition and results of operations.

      We must comply with the Americans with Disabilities Act and fire and safety regulations, which can require significant expenditures. All our properties must comply with the Americans with Disabilities Act and with the related regulations, rules and orders commonly referred to as the ADA. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities,” but generally requires that buildings be made accessible to persons with disabilities. A failure to comply with the ADA could result in the U.S. government imposing fines on us and awarding damages to individuals affected by the failure. In addition, we must operate our properties in compliance with numerous local fire and safety regulations, building codes and other land use regulations. Compliance with these requirements can require us to spend substantial amounts of money, which would reduce cash otherwise available for distribution to shareholders. Failure to comply with these requirements can also affect the marketability of the properties.

      Property taxes can increase and cause a decline in yields on investments. Each of our properties is subject to real property taxes. These real property taxes may increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. Depending on local market conditions, we may not be able to offset the tax increases through increases in rents or other income, reducing the amount available for distribution to our shareholders.

      We face potential underinsured losses on our investments. We maintain title and other property-related insurance on all our properties. We exercise discretion in determining amounts, coverage limits and deductibility provisions of title, casualty and other insurance relating to our properties, based on appraisals and our purchase price for such property, in each case to obtain appropriate insurance coverage at a reasonable cost and on suitable terms. We currently carry the following insurance coverage: (1) commercial general liability insurance, covering up to a general aggregate of $60,000,000, with a deductible of $50,000 (2) property insurance, covering up to an aggregate of $50,000,000, with deductibles of $5,000 or $20,000 under certain circumstances, and a $50,000 deductible in the case of flood damage; and (3) boiler & machinery insurance, covering up to $10,000,000 of direct damages with a $20,000 deductible. Depending on the type of the insurance, and subject to deductibles and coverage limits, Shurgard either receives direct payment of the replacement value of losses or tenders the defense of a claim to the insurance carrier. This might mean that, in the event of a loss, our insurance coverage would not pay the full current market value or current replacement cost of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also increase the replacement cost of a facility after it has been damaged or destroyed. In that case the insurance proceeds that we receive might not be enough to restore us to our economic position with respect to the property.

      Terrorist attacks and the possibility of wider armed conflict may have an adverse effect on our business and operating results and could decrease the value of our assets. Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have a material adverse effect on our business and operating results. There can be no assurance that there will not be further terrorist attacks against the United States or its businesses or interests. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our ability to achieve our expected results. Further, our insurance coverage may not cover any losses caused by a terrorist attack. In addition, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy could similarly have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the United States to enter into a wider armed conflict which could further impact our business and operating results.

Risks Relating to Qualification and Operation as a REIT

      We might lose REIT status and incur significant tax liabilities. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the Code), commencing with our taxable year ended December 31, 1994. So long as we meet the requirements under the Code for qualification as a REIT each year, we can deduct dividends paid to our shareholders when calculating our taxable income. For us to qualify as a REIT, we must meet detailed technical requirements, including income, asset, distribution and stock ownership tests, under several Code provisions that have not been extensively interpreted by judges or administrative officers. In addition, we do not control the determination of all factual matters and circumstances that affect our ability to qualify as a REIT. New legislation, regulations, administrative interpretations or court decisions might significantly change the tax laws with respect to REIT qualification or the federal income tax consequences of such qualification. We believe that we are organized so that we qualify as a REIT under the Code and that we have operated and will continue to operate so that we continue to qualify. However, we cannot guarantee that we will qualify as a REIT in any given year because:

•	the rules governing REITs are highly complex;

•	we do not control all factual determinations that affect REIT status; and

•	our circumstances may change in the future.

      For any taxable year that we fail to qualify as a REIT, we would not be entitled to deduct dividends paid to our shareholders from our taxable income. Consequently, our net assets and distributions to shareholders would be substantially reduced because of our increased tax liability. If we made distributions in anticipation of our qualification as a REIT, we might be required to borrow additional funds or to liquidate some of our investments in order to pay the applicable tax. If our qualification as a REIT terminates, we may not be able to elect to be treated as a REIT for the four taxable years following the year during which we lost the qualification. See “Federal Income Tax Considerations — Failure of Shurgard to Qualify as a REIT” in the accompanying prospectus.

      Our REIT distribution requirements are complex and may create tax difficulties. To maintain our status as a REIT for federal income tax purposes, we generally must distribute to our shareholders at least 90% of our taxable income each year. In addition, we are subject to a 4% nondeductible excise tax on the amount by which our distributions for a calendar year are less than the sum of (i) 85% of our ordinary income for the calendar year, (ii) 95% of our capital gain net income for the calendar year, and (iii) any amount of our income that we did not distribute in prior years. For tax purposes we may be required to accrue as income interest, rent and other items treated as earned for tax purposes but not yet received. In addition, we may not be able to deduct currently as expenses for tax purposes some items that actually have been paid. We could also realize income, such as income from cancellation of indebtedness, that is not accompanied by cash proceeds. If one or more of these events happened, we could have taxable income in excess of cash available for distribution. In such circumstances, we might have to borrow money or sell investments on unfavorable terms in order to meet the distribution requirement applicable to a REIT. See “Federal Income Tax Considerations — Overview of REIT Qualification Rules — Annual Distribution Requirements” in the accompanying prospectus.

Other Risks

      Our current and potential investments in self storage businesses that are not real estate-related may result in larger losses when economic conditions change. We have invested in self storage businesses that are not real estate-related and we might make more of these investments. For example, we have invested in and currently own all of the outstanding stock of Shurgard Storage to Go, Inc., a business that provides customers with local delivery, pick up and storage of individual storage containers. Shurgard Storage to Go faces the same risks that we do regarding losses resulting from competition and decreases in rent in the self storage market. In addition, because Shurgard Storage to Go does not have significant real estate holdings or other marketable assets to borrow against, it might have difficulty borrowing necessary operating funds or attracting additional investments if economic conditions change, putting our investment at greater risk of loss.

      We may not be able to repay our debt financing obligations. We might not have sufficient net cash flow from our operations to meet required payments of principal and interest under our loans. As a result, we might not be able to refinance the existing indebtedness on our properties or might have to enter into credit terms that are less favorable than the terms of our existing indebtedness.

      We have an investment in international operations that carry risks in addition to our U.S. operations. We invest in operations outside the United States. We face risks inherent in international business operations, including currency risks, unexpected changes in regulatory requirements, longer accounts receivable payment cycles, difficulties in staffing and managing international operations, potentially adverse tax burdens, obstacles to the repatriation of earnings and cash, and burdens of complying with different permitting standards and a wide variety of foreign laws. Each of these risks might impact our cash flow or impair our ability to borrow funds, which ultimately could adversely affect our ability to repay loans and make expected distributions to shareholders.

SELECTED FINANCIAL INFORMATION

      The following table sets forth selected financial information for us for each of the five years in the period ended December 31, 2001 and for each of the nine-month periods ended September 30, 2002 and 2001. We derived the selected financial information presented below for and as of the end of the last five fiscal years from our audited financial statements. We derived the selected financial information presented below for the nine-month periods ended September 30, 2002 and 2001 from our unaudited interim financial statements. Our management believes that the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the information set forth therein. The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of the results to be expected for the full fiscal year or for any future period.

      You should read this table in conjunction with the other financial information included in our Annual Report on Form 10-K for the year ended December 31, 2001, and in our Quarterly Report on Form 10-Q for the period ended September 30, 2002, both of which are incorporated herein by reference.

	At or for the Nine Months
	Ended September 30,		At or for the Year Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(in thousands, except per share data and number of properties)
Statements of Operations Data:
Revenue:
Real Estate operations	$187,244	$168,473	$226,362	$200,343	$175,045	$160,067	$137,746
Other	6,785	3,992	6,228	1,615	1,411	1,893	2,463

Total revenue	194,029	172,465	232,590	201,958	176,456	161,960	140,209
Expenses:
Operating	60,938	50,655	68,890	58,124	47,265	46,705	40,278
Loss (earnings) from other real estate investments	931	2,995	3,271	3,420	3,302	1,568	(225)
Depreciation and amortization	35,121	33,612	45,234	40,693	36,768	33,991	28,243
Real estate taxes	17,849	15,316	20,148	17,940	15,777	13,324	11,295
General, administrative and other	5,500	4,651	11,770	4,911	4,193	4,619	3,956

Total expenses	120,339	107,229	149,313	125,088	107,305	100,207	83,547
Income from operations	73,690	65,236	83,277	76,870	69,151	61,753	56,662

Other Income (Expense):
Interest income and other (net)	4,295	5,315	5,783	3,617	2,826	1,439	1,481
Interest expense	(23,644)	(28,921)	(36,562)	(36,175)	(25,428)	(23,883)	(17,096)
Amortization of participation rights discount	(4,421)	(13,989)	(16,876)	(11,262)	(8,057)	(3,999)
Minority interest	(682)	(642)	(808)	(743)	(815)	2,084	1,264

Net income before income tax benefit	49,238	26,999	34,814	32,307	37,677	37,394	42,311
Income tax benefit	381	260	1,545
Net income before extraordinary items and cumulative effect of a change in accounting principle	49,619	27,259	36,359	32,307	37,677	37,394	42,311
Early extinguishment of debt	993	(1,445)	(1,445)	—	—	—	—
Cumulative effect of a change in accounting principle	—	—	—	—	(1,098)	(2,168)

Net Income	$50,612	$25,814	$34,914	$32,307	$36,579	$35,226	$42,311

Net Income Allocation:
Allocable to preferred shareholders	$11,721	$11,024	$15,098	$8,750	$8,750	$4,690	$3,060
Allocable to common shareholders	38,891	14,790	19,816	23,557	27,829	30,536	39,251

	$50,612	$25,814	$34,914	$32,307	$36,579	$35,226	$42,311

	At or for the Nine Months
	Ended September 30,			At or for the Year Ended December 31,

	2002		2001	2001	2000		1999		1998		1997

	(in thousands, except per share data and number of properties)
Diluted Net Income per Share:
Diluted net income per common share	$1.12		$0.49	$0.64	$0.79		$0.95		$1.06		$1.40
Diluted weighted average number of shares outstanding	34,617		30,373	31,086	29,761		29,130		28,724		28,000
Diluted distributions declared per common share	$1.58	(1)	$1.55 (1)	$2.07 (1)	$2.03	(1)	$1.99	(1)	$1.95	(1)	$1.91	(1)

Balance Sheet Data (at end of period):
Storage centers, before accumulated depreciation	$1,509,591		$1,312,719	$1,348,998	$1,260,687		$1,120,478		$1,067,445		$928,354
Total assets	1,394,879		1,273,773	1,238,805	1,230,242		1,149,860		1,151,996		955,488
Notes payable	445,433		372,074	375,298	405,429		332,347		330,998		239,494
Total liabilities	638,790		549,523	516,105	629,400		522,912		491,580		328,121
Shareholders’ equity	740,472		718,715	716,325	596,638		620,200		642,302		608,692
Other Data:
Funds from operations(2)	$77,655		$62,696	$82,585	$76,761		$74,691		$69,523		$66,158
Percentage of funds from operations paid out as distributions	70.5%		75.2%	77.8%	78.7%		77.7%		80.6%		80.9%
Cash flow provided by (used in):
Operating Activities	$91,210		$51,347	$116,476	$85,607		$86,081		$76,930		$77,098
Investing Activities	(108,284)		(36,912)	(67,466)	(117,712)		(121,246)		(216,416)		(181,708)
Financing Activities	21,645		(10,569)	(49,692)	28,124		37,336		141,644		108,619
Portfolio Data (at end of period):
Number of properties:
Owned properties	520		421	449	399		352		318		281
Managed properties	27		34	30	32		33		30		31

Total	547		455	479	431		385		348		312

Net rentable square feet:
Owned properties	33,252		26,711	28,100	25,600		22,600		20,500		18,200
Managed properties	1,490		1,872	1,800	1,900		1,900		1,600		1,500

Total	34,742		28,583	29,900	27,500		24,500		22,100		19,700

(1)	Does not include the distribution declared in January of the following year based on financial results for the quarter ended December 31 of the current year.

(2)	Funds from operations (“FFO”), pursuant to the National Association of Real Estate Investment Trusts (“NAREIT”) October 1999, White Paper on Funds from Operations, is defined as net income (calculated in accordance with GAAP) including nonrecurring events, except for those defined as “extraordinary items” under GAAP and gains and losses from sales of depreciable operating property, plus depreciation of real estate assets and amortization of intangible assets exclusive of deferred financing costs less dividends paid to preferred stockholders. We believe that because amortization of participation rights discount reflect our partners’ increasing interests in unrecognized gains on depreciable operating properties (represented by the difference between the expected option price and our partners’ contributions), it is consistent to add it back to net income. Contributions to FFO from unconsolidated entities in which the reporting entity holds an active interest are to be reflected in FFO on the same basis. We believe FFO is a meaningful disclosure as a supplement to net income because net income implicitly assumes that the value of assets diminishes predictably over time while we believe that real estate values have historically risen or fallen with market conditions. FFO is not a substitute for net cash provided by operating activities or net income computed in accordance with GAAP, nor should it be considered an alternative indication of our operating performance or liquidity.

In addition, FFO is not comparable to “funds from operations” reported by other REITs that do not define funds from operations in accordance with the NAREIT definition. The following table sets forth the calculation of FFO in accordance with the NAREIT definition (in thousands).

	For the Nine Months
	Ended September 30,		For the Year Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(in thousands)
Net income	$50,612	$25,814	$34,914	$32,307	$36,579	$35,226	$42,311
Cumulative effect of change in accounting principle					1,098	2,168
Adjustment to cumulative effect of a change in accounting principle for unconsolidated joint ventures					447
Depreciation and amortization	35,121	33,612	45,234	40,693	36,768	33,991	28,243
Depreciation and amortization from unconsolidated joint ventures and subsidiaries	2,298	2,540	3,339	3,310	2,774	339	(231)
Deferred financing costs	(1,134)	(1,636)	(2,081)	(2,061)	(1,912)	(1,294)	(1,105)
Early extinguishment of debt	(993)	—	1,445	—	—	—	—
Gain on sale of operating real estate	(949)	(599)	(2,044)	—	(370)	(216)	—
Preferred dividends	(11,721)	(11,024)	(15,098)	(8,750)	(8,750)	(4,690)	(3,060)
Amortization of participating rights discount	4,421	13,989	16,876	11,262	8,057	3,999	—

Funds from operations	$77,655	$62,696	$82,585	$76,761	$74,691	$69,523	$66,158

The following table provides pro forma results for the years ended December 31, 2001, 2000 and 1999, as if the non-amortization provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which Shurgard Storage Centers, Inc. adopted on January 1, 2002, had been applied.

	For the Years Ended
	December 31,

	2001	2000	1999

	(in thousands except
	per share data)
Reported net income before extraordinary items	$36,359	$32,307	$37,677
Add back: Goodwill and trademark amortization	1,073	1,041	1,038

Adjusted net income before extraordinary items	37,432	33,348	38,715
Early extinguishment of debt	(1,445)	—	—

Cumulative effect of a change in accounting principle	—	—	(1,098)

Adjusted net income	$35,987	$33,348	$37,617

Basic earnings per share:
Reported net income before extraordinary items	$0.69	$0.80	$0.99
Add back: Goodwill and trademark amortization	0.03	0.04	0.04

Adjusted net income before extraordinary items	0.72	0.84	1.03
Early extinguishment of debt	(0.04)	—	—

Cumulative effect of a change in accounting principle	—	—	(0.04)

Adjusted net income	$0.68	$0.84	$0.99

	For the Years Ended
	December 31,

	2001	2000	1999

	(in thousands except
	per share data)
Diluted earning per share:
Reported net income before extraordinary items	$0.68	$0.79	$0.99
Add back: Goodwill and trademark amortization	0.03	0.03	0.04

Adjusted net income before extraordinary items	0.71	0.82	1.03
Early extinguishment of debt	(0.04)	—	—
Cumulative effect of a change in accounting principle	—	—	(0.04)

Adjusted net income	$0.67	$0.82	$0.99

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges for the periods indicated. Earnings represent earnings before accounting change, income tax expense, and fixed charges (excluding capitalized interest). Fixed charges consist of interest and include capitalized interest that was not deducted when arriving at net income.

		Year Ended December 31,
	Nine Months Ended
	September 30, 2002	2001	2000	1999	1998	1997

Ratio	1.94	1.27	1.33	1.47	1.66	2.42

USE OF PROCEEDS

      Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, which may include developing and buying more properties, expanding and improving some of our existing properties and paying debt.

GENERAL DESCRIPTION OF SECURITIES

      We may offer shares of common stock, shares of preferred stock and debt securities. We may offer up to $500,000,000 worth of securities under this prospectus. The securities involve various risks that we will describe in the sections entitled “Risk Factors” that appear above and in the prospectus supplement.

DESCRIPTION OF THE COMMON STOCK

      Under our current articles of incorporation, we may issue up to 120,000,000 shares of our class A common stock, par value $0.001 per share, and 500,000 shares of our class B common stock, par value $0.001 per share. As of October 31, 2002, we had outstanding 35,720,666 shares of class A common stock and 154,604 shares of class B common stock.

      Holders of class A common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Subject to preferences that may apply to our preferred stock, the holders of class A common stock receive ratably any dividends that may be declared by the board of directors. In the event of a liquidation, dissolution or winding up of Shurgard, the holders of class A common stock, together with holders of class B common stock, will share equally and ratably in all assets remaining after we pay liabilities and liquidation preferences to holders of preferred stock. Holders of class A common stock have no preemptive rights. All outstanding shares of class A common stock are fully paid and nonassessable. All shares of class A common stock offered will be fully paid and nonassessable when issued. The common stock is neither redeemable nor subject to call. No sinking fund provisions apply to the class A common stock.

      Holders of our class B common stock have rights very similar to the rights of holders of class A common stock. Holders of our class B common stock have been entitled to a loan from us sufficient to satisfy obligations of the class B shareholders to entities acquired by us. These loans are secured by pledges of the class B common shares. As a holder of class B common shares repays a portion of the loan, an equivalent portion of the class B common shares are released from the pledge. Shares of class B common stock released from the pledge are convertible, at the holder’s option, one for one into shares of class A common stock. The class B common stock is not publicly traded but is transferable once released from the pledge. Except for the right to convert shares of class B common stock into shares of class A common stock, holders of our class A and class B common stock have no other rights to convert their common stock into any other securities.

      We have restrictions on share ownership because we are a REIT. To qualify as a REIT, we cannot have five or fewer individuals, including certain entities treated as individuals for this purpose, own more than 50% of the value of our capital stock during the last half of a taxable year. See “Restrictions on Transfers of Capital Stock; Excess Stock” in this prospectus.

      Holders of class A and class B common stock have rights to purchase shares of our series A junior participating preferred stock in some situations. These rights are granted under a Rights Agreement between us and our transfer agent, American Stock Transfer & Trust Company. These rights trade with the class A and class B common stock through March 17, 2004 unless extended, redeemed or exchanged by our board of directors. The rights become exercisable when an individual acquires or becomes the beneficial owner of 10% or more of our shares. The rights allow holders of class A and class B common stock, other than the acquiring individual triggering the rights, to purchase shares of series A junior participating preferred stock. Holders of series A junior participating preferred stock are entitled to minimum preferential quarterly dividends and additional shares of class A common stock. Our board of directors may redeem these rights at $0.0001 per right. The rights have antitakeover effects and may prevent us from being purchased or acquired. The rights can cause the dilution of the ownership of a person or group that tries to acquire us without the approval of our board of directors. The rights will not interfere with any merger or other business combination approved by our board of directors, because our directors may redeem all the outstanding rights at any time prior to the time a person or group triggers the rights.

      Washington law also imposes restrictions on some transactions between a corporation and some significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a “target corporation,” with some exceptions, from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions include, among other things,

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

•	allowing the acquiring person to receive any disproportionate benefit as a shareholder.

      After the five-year period, a “significant business transaction” may occur, as long as it complies with the “fair price” provisions of the statute. A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of our company.

DESCRIPTION OF THE PREFERRED STOCK

      Our current articles of incorporation permit us to issue up to 40,000,000 shares of our preferred stock in one or more series. The rights and preferences of the preferred stock may be fixed or designated by our board of directors without any further action by our shareholders. We have designated 2,800,000 shares of our preferred stock as the junior preferred shares that can be issued under the Rights Agreement with American Stock Transfer & Trust Company discussed in the description of common stock above. We have designated 2,000,000 shares as 8.70% Series C Cumulative Redeemable Preferred Stock, $0.001 par value per share, all of which is issued and outstanding. In addition, we have designated 3,450,000 shares as 8.75% Series D Cumulative Redeemable Preferred Stock, $0.001 par value per share, all of which is issued and outstanding. Any preferred stock issued under the registration statement of which this prospectus is a part will be issued as one or more new series of preferred stock, the rights, preferences, privileges and restrictions of which will be fixed by a certificate of designation relating to each series. A prospectus supplement relating to each series will specify the terms of the preferred stock, including

•	the maximum number of shares in the series and the distinctive designation;

•	the terms on which dividends, if any, will be paid;

•	the terms on which the shares may be redeemed, if at all;

•	the liquidation preference, if any;

•	the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

•	the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

•	the voting rights, if any, of the shares of the series; and

•	any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the shares.

      The issuance of preferred stock may delay, deter or prevent a change in control of our company.

      We will describe the specific terms of any other particular series of preferred stock in the prospectus supplement relating to that series. The description of preferred stock above and the description of the terms of a particular series of preferred stock in the related prospectus supplement are not complete. You should refer to the certificate of designation for complete information. The prospectus supplement will contain a description of various federal income tax consequences relating to the preferred stock.

DESCRIPTION OF THE DEBT SECURITIES

      We also may offer any combination of senior debt securities or subordinated debt securities. Debt securities will be unsecured general obligations. Senior debt securities will rank above all subordinated indebtedness and equal to all other indebtedness outstanding on the date of the prospectus supplement. Subordinated debt securities will rank in right of payment below all other indebtedness outstanding at or after the time issued, unless the other indebtedness provides that it is not senior to the subordinated debt.

      We may issue the senior debt securities and the subordinated debt securities under the Indenture dated April 25, 1997 (as supplemented July 11, 1997) between us and LaSalle National Bank, as Trustee (the “1997 Indenture”), or under separate indentures between us, as issuer, and the trustee or trustees identified in the prospectus supplement. A copy of the form of each type of indenture has been or will be filed as an exhibit to the registration statement of which this prospectus is a part. A prospectus supplement will describe the particular terms of any debt securities we may offer.

      The following summaries of the debt securities and the indentures are not complete. We strongly urge you to read the indentures and the description of the debt securities included in the prospectus supplement.

General

      We may issue an unlimited principal amount of debt securities in separate series. We may specify a maximum aggregate principal amount for the debt securities of any series. The debt securities will have terms that are consistent with the indentures. Unless otherwise specified in the applicable prospectus supplement, senior debt securities will be our unsecured and unsubordinated obligations and will rank equal with all our other unsecured and unsubordinated debt. Subordinated debt securities, if issued, will be paid only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made.

      The 1997 Indenture does not and future indentures might not limit the amount of other debt that we may incur or contain financial or similar restrictive covenants. The 1997 Indenture does not and future indentures might not contain any provision to protect holders of debt securities against a sudden or dramatic decline in our ability to pay our debt.

      The prospectus supplement will describe the debt securities and the price or prices at which we will offer them. The description will include

•	the title of the debt securities;

•	any limit on the aggregate principal amount of such debt securities or the series of which they are a part;

•	the person to whom any interest on a debt security of the series will be paid;

•	the identity of any trustee, security registrar or paying agent;

•	the date or dates on which we must pay the principal;

•	the rate or rates at which the debt securities will bear interest, if any, the date or dates from which interest will accrue, and the dates on which we must pay interest;

•	the place or places where we must pay the principal and any premium or interest on the debt securities;

•	the terms and conditions on which we may redeem any debt securities, if at all;

•	any obligation to redeem or purchase any debt securities, and the terms and conditions on which we must do so;

•	the denominations in which we may issue the debt securities;

•	the manner in which we will determine the amount of principal of, or any premium or interest on, the debt securities;

•	the currency in which we will pay the principal of, and any premium or interest on, the debt securities;

•	the principal amount of the debt securities that we will pay on declaration of acceleration of their maturity;

•	the amount that will be deemed to be the principal amount for any purpose, including the principal amount that will be due and payable on any maturity or that will be deemed to be outstanding as of any date;

•	the provisions, if any, granting special rights to holders of the debt securities;

•	if applicable, that the debt securities are defeasible;

•	if applicable, the terms of any right to convert debt securities into, or exchange debt securities for, shares of common stock or other securities or property;

•	whether we will issue the debt securities in bearer or registered form and the dates and conditions of such issuances;

•	if we issue the debt securities in registered form, whether we will issue them in one or more global securities and, if so, the respective depositaries for the global securities and the terms of the global securities;

•	the subordination provisions, if any, that will apply to the subordinated debt securities;

•	any addition to or change in the events of default applicable to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of any debt securities due and payable; and

•	any addition to or change in the covenants in the indentures.

      We may sell the debt securities at a substantial discount below their stated principal amount. We will describe special federal income tax considerations, if any, applicable to debt securities sold at an original issue discount in the prospectus supplement. An “original issue discount security” is any debt security that provides for an amount less than the principal amount to be due and payable on the declaration of acceleration of the maturity in accordance with the terms of the applicable indenture. The prospectus supplement relating to any original issue discount securities will describe the particular provisions relating to acceleration of the maturity on the occurrence of an event of default. In addition, we will describe special federal income tax or other considerations applicable to any debt securities that are denominated in a currency or unit other than U.S. dollars in the applicable prospectus supplement.

Conversion and Exchange Rights

      The prospectus supplement will describe, if applicable, the terms on which you may convert debt securities into or exchange them for common stock or other securities or property. The conversion or exchange may be mandatory or may be at your option. We will describe how the number of shares of common stock or other securities or property to be received on conversion or exchange would be calculated.

Subordination of Subordinated Debt Securities

      The prospectus supplement will describe, if applicable, the terms and provisions of any subordinated debt securities.

      If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of subordinated debt securities may receive less, ratably, than our other creditors.

      The indenture for subordinated debt securities may not limit our ability to incur additional senior indebtedness.

Form, Exchange and Transfer

      We will issue debt securities only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of $1,000 and integral multiples thereof.

      The holder of a debt security may elect, subject to the terms of the indentures and the limitations applicable to global securities, to exchange them for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

      Holders of debt securities may present them for exchange as provided above or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed, at the office of the transfer agent we designate for that purpose. We will not impose a service charge for any registration of the transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We will name the transfer agent in the prospectus supplement. We may designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place in which we will pay on debt securities.

      If we redeem the debt securities, we will not be required to issue, register the transfer of or exchange any debt security during a specified period prior to mailing a notice of redemption. We are not required to register the transfer or exchange of any debt security selected for redemption, except the unredeemed portion of the debt security being redeemed.

Global Securities

      The debt securities may be represented, in whole or in part, by one or more global securities that will have an aggregate principal amount equal to that of the debt securities. Each global security will be registered in the name of a depositary identified in the prospectus supplement. We will deposit the global security with the depositary or a custodian, and the global security will bear a legend regarding the restrictions on exchanges and registration of transfer.

      No global security may be exchanged in whole or in part for debt securities registered, and no transfer of a global security in whole or in part may be registered, in the name of any person other than the depositary or any nominee of the depositary unless the depositary has notified us that it is unwilling or unable to continue as depositary, or an event of default occurs and continues with respect to the debt securities. The depositary will determine how all securities issued in exchange for a global security will be registered.

      As long as the depositary or its nominee is the registered holder of a global security, the depositary or the nominee will be considered the sole owner and holder of the global security and the underlying debt securities. Except as stated above, owners of beneficial interests in a global security will not be entitled to have the global security or any debt security registered in their names, will not receive physical delivery of certificated debt securities and will not be considered to be the owners or holders of the global security or underlying debt securities. We will make all payments of principal, premium and interest on a global security to the depositary or its nominee. The laws of some jurisdictions require that purchasers of securities take physical delivery of such securities in definitive form. These laws may prevent you from transferring your beneficial interests in a global security.

      Only institutions that have accounts with the depositary or its nominee and persons that hold beneficial interests through the depositary or its nominee may own beneficial interests in a global security.

The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or any such participant.

      The policies and procedures of the depositary may govern payments, transfers, exchanges and other matters relating to beneficial interests in a global security. We and the trustee assume no responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security.

Payment and Paying Agents

      Unless otherwise stated in the prospectus supplement, we will pay principal and any premium or interest on a debt security to the person in whose name the debt security is registered at the close of business on the regular record date for such interest.

      Unless otherwise stated in the prospectus supplement, we will pay principal and any premium or interest on the debt securities at the office of our designated paying agent, except that we may pay interest by check mailed to the address of the person entitled to the payment. Unless we state otherwise in the prospectus supplement, the corporate trust office of the trustee will be the paying agent for the debt securities.

      Any other paying agents we designate for the debt securities of a particular series will be named in the prospectus supplement. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place of payment for the debt securities.

      The paying agent will return to us all money we pay to it for the payment of the principal, premium or interest on any debt security that remains unclaimed for a specified period. The holder thereafter may look only to us for payment.

Consolidation, Merger and Sale

      Under the terms of the indentures, we may not consolidate with or merge into any other person in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless

•	we are the continuing corporation or the successor is a corporation, limited liability company, partnership, trust or other entity organized and existing under the laws of the United States, or any state, and assumes our obligations under the debt securities and the indentures;

•	immediately after the transaction, no event of default occurs and continues; and

•	we meet various other conditions.

Events of Default

      Each of the following will constitute an event of default under each indenture:

•	failure to pay the principal of or any premium on any debt security when due;

•	failure to pay any interest on any debt security when due, continued for a specified number of days;

•	failure to deposit any sinking fund payment when due;

•	failure to perform any other covenant in the indenture that continues for a specified number of days after written notice has been given by the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of that series;

•	events in bankruptcy, insolvency or reorganization of Shurgard; and

•	default on other debt in excess of $10 million which results in acceleration of such debt;

•	any other event of default specified in the prospectus supplement.

      If an event of default, other than an event of default as a result of various events of bankruptcy, insolvency or reorganization, occurs and continues, either the trustee or the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be immediately due and payable. If an event of default occurs as a result of various events of bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series automatically will become immediately due and payable. The holders of a majority in aggregate principal amount of the outstanding securities of that series may rescind and annul the acceleration if all events of default, other than the nonpayment of accelerated principal, have been cured or waived.

      Except for specific duties in case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request or direction of any of the holders, unless the holders have offered the trustee reasonable indemnity. If they provide this indemnification, the holders of a majority in aggregate principal amount of the outstanding securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

      No holder of a debt security of any series may institute any proceeding with respect to the indentures, or for the appointment of a receiver or a trustee, or for any other remedy, unless

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series have made a written request, and the holders have offered reasonable indemnity to the trustee to institute the proceeding; and

•	the trustee has failed to institute the proceeding, and has not received a direction inconsistent with the request within a specified number of days.

      Each indenture will include a covenant requiring our officers to furnish to the trustee annually a statement as to whether, to their knowledge, we are in default under the indenture and, if so, specifying all such known defaults.

Modification and Waiver

      We and the trustee may amend the indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the amendment. However, to the extent discussed in the prospectus supplement, without the consent of each holder, we may not make any amendment that would

•	change the stated maturity of the principal of, or any installment of principal or interest on, any debt security;

•	reduce the principal of, or premium or interest on, any debt security;

•	reduce the amount of principal of an original issue discount security or any other debt security payable on acceleration of the maturity;

•	change the place or currency of payment of principal of, or premium or interest on, any debt security;

•	impair the right to enforce any payment on any debt security;

•	in the case of subordinated debt securities, modify the subordination provisions in a manner materially adverse to their holders;

•	in the case of debt securities that are convertible or exchangeable into other securities of Shurgard, adversely affect the right of holders to convert or exchange any of the debt securities;

•	reduce the percentage in principal amount of outstanding securities of any series for which the holders’ consent is required;

•	reduce the percentage in principal amount of outstanding securities of any series necessary for waiver of compliance with provisions of the indentures or for waiver of specific defaults; or

•	modify provisions with respect to modification and waiver.

      The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive, on behalf of the holders of all debt securities of that series, our compliance with restrictive provisions of the indentures. The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to debt securities of that series, except a default in the payment of principal of, or premium or interest on, any debt security of that series, or a default in respect of a covenant or provision of the indenture that cannot be amended without each holder’s consent.

      Except in limited circumstances, we may set any day as a record date for the purpose of determining the holders of outstanding securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indentures. In limited circumstances, the trustee may set a record date for action by holders. To be effective, the action must be taken by holders of the requisite principal amount of such debt securities within a specified period following the record date.

Defeasance and Covenant Defeasance

      To the extent stated in the prospectus supplement, we may elect to apply the provisions relating to defeasance and discharge of indebtedness, or to defeasance of restrictive covenants in the indentures, to the debt securities of any series.

Notices

      We will mail notices to holders of debt securities at the addresses that appear in the security register.

Title

      We may treat the person in whose name a debt security is registered as the absolute owner, whether or not such debt security may be overdue, for the purpose of making payment and for all other purposes.

RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK; EXCESS STOCK

      Our qualification as a REIT under federal tax laws requires that not more than 50% in value of our outstanding capital stock be owned, directly or indirectly, by five or fewer individuals, including certain entities treated for this purpose as individuals, during the last half of a taxable year. Additionally, our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

      To ensure that we remain qualified as a REIT, our articles of incorporation provide that we may prevent the transfer or call for redemption of any of our common or preferred shares if

•	more than 50% of our outstanding shares would be owned by five or fewer individuals or certain entities;

•	one person would own more than 9.8% of our total outstanding shares (or such higher percentage as may be determined by our board of directors (referred to as the “Ownership Limit”); or

•	our board of directors determines in good faith that any of our outstanding shares have or may become concentrated to an extent that may prevent us from qualifying as a REIT. See “Federal Income Tax Considerations — Overview of REIT Qualification Rules — Share Ownership.”

      The authorizing resolutions for any class or series of preferred stock may provide that the preferred stock is subject to these restrictions. Any corporate investor wishing to acquire or own more than 9.8% of the total outstanding shares may ask our board of directors in writing for approval. Our board will grant this request unless it determines in good faith that the acquisition or ownership of the shares would jeopardize our qualification as a REIT. Any corporate investor intending to acquire shares in excess of the Ownership Limit must give written notice to us of the proposed acquisition no later than the date on which the transaction occurs and must furnish any additional information that our board requires to evaluate or to protect against any adverse effect of the transfer. However, our board is not required to adjust the Ownership Limit if it believes, based on advice of legal counsel, that the granting of the request would cause the board to breach its fiduciary duties to our shareholders.

      If, despite the restrictions noted above, any person acquires shares of common stock in excess of the Ownership Limit (including constructively owned shares), the shares most recently acquired by that person in excess of the Ownership Limit will be automatically exchanged for an equal number of shares of excess stock. We are authorized to issue 160,000,000 shares of excess stock, par value $0.001 per share. Pursuant to our articles of incorporation, shares of excess stock have the following characteristics

•	owners of excess stock are not entitled to exercise voting rights with respect to the excess stock;

•	excess stock shall not be deemed outstanding for purposes of determining a quorum at any annual or special meeting of shareholders; and

•	excess stock will not be entitled to any dividends or other distributions.

      Any person who becomes an owner of excess stock must immediately give us written notice of this fact and any additional information required by the articles of incorporation. Excess stock is also deemed to have been offered for sale to us for a period of 120 days from the later of

•	the date of the transfer that created the excess stock if we have actual notice that the transfer created the excess stock, and

•	the date on which our board determines in good faith that the transfer creating the excess stock has occurred.

      We have the right during this time period to accept the deemed offer or, in the board’s discretion, we may acquire and sell, or cause the owner to sell, the excess stock. The price for the excess stock will be the lesser of

•	the closing price of the shares exchanged into excess stock on the national stock exchange on which the shares are listed as of the date we acquire the excess stock or, if no such price is available, as determined in good faith by our board of directors, and

•	the price per share paid by the owner of the shares that were exchanged into excess stock or, if no purchase price was paid, the fair market value of the shares on the date of acquisition as determined in good faith by our board of directors.

      On the transfer or sale, the excess stock will automatically convert to class A common stock with all voting and dividend rights effective as of the date of the conversion. However, the owner will not be entitled to receive dividends payable with respect to class A common stock for the period during which the shares were excess stock.

      All certificates of class A common stock and class B common stock, any other series of common stock, and any class or series of preferred stock, will bear a legend referring to the restrictions described above. All persons who own a specified percentage (or more) of our outstanding capital stock must file an affidavit with us containing information regarding their ownership of stock as set forth in the Treasury

Regulations. Under current Treasury Regulations, the percentage is set between 0.5% and 5%, depending on the number of record holders of capital stock. In addition, on demand, each shareholder is required to disclose to us in writing the information with respect to the direct, indirect and constructive ownership of shares of our capital stock as our board deems necessary to comply with the tax law, to comply with the requirements of any taxing authority or governmental agency or to determine whether we are in compliance with these requirements.

      This ownership limitation may have the effect of precluding acquisition of control of us by a third party unless our board determines that maintenance of REIT status is no longer in the best interests of Shurgard.

FEDERAL INCOME TAX CONSIDERATIONS

General

      The following summary of federal income tax considerations to us and to holders of our common stock is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of our common stock will vary depending on the terms of the specific common stock acquired by such holder, as well as his or her particular situation. Investors acquiring debt securities or preferred stock should refer to the applicable prospectus supplement for federal income tax considerations associated with these investments. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of holders who may be subject to special treatment under federal income tax laws such as insurance companies, financial institutions, broker-dealers, tax-exempt organizations, foreign corporations and persons who are not citizens or residents of the United States, except to the extent discussed under “Taxation of Tax-Exempt Shareholders” and “U.S. Taxation of Non-U.S. Shareholders.”

      WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF YOUR ACQUISITION, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES AND OF POTENTIAL CHANGES IN TAX LAWS.

Qualification of Shurgard as a REIT; Opinion of Counsel

      We have elected to be taxed as a REIT under federal income tax laws, commencing with our fiscal year ended December 31, 1994. The election to be taxed as a REIT will continue until it is revoked or otherwise terminated. The most important consequence to us of being treated as a REIT for federal income tax purposes is that we will not be subject to federal corporate income taxes on net income that we currently distribute to our shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that typically results when a corporation earns income and distributes that income to shareholders in the form of a dividend. Accordingly, if we fail to qualify as a REIT, we will be taxed on our distributed income, thereby reducing the amount of cash available for distribution to our shareholders.

      We have filed as an exhibit to the registration statement of which this prospectus is a part, an opinion, and, in connection with each issuance of securities under such registration statement we will file an updated opinion, stating that, in the opinion of Perkins Coie LLP, counsel to Shurgard, commencing with the taxable year ended December 31, 1994, we have been organized to satisfy the requirements for qualification as a REIT and our prior and future proposed method of operation has enabled us and will continue to enable us to meet the requirements for qualification as a REIT. This opinion is based on various assumptions and conditioned on representations made by us as to factual matters. Moreover, continued qualification and taxation as a REIT will depend on our ability to satisfy, on a continuing basis, certain distribution levels, diversity of stock ownership and qualification tests imposed by federal tax laws, as summarized below. While we intend to operate so that we will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by counsel or by us that we will qualify as a REIT for any particular year. Perkins Coie LLP will not review compliance with these tests on a continuing basis, and will not commit to update its opinion subsequent to the date of its opinion.

Taxation of Shurgard as a REIT

      If we qualify as a REIT, we generally will not be subject to federal income tax on net income that we currently distribute to our shareholders. We may, however, be subject to certain federal taxes based on the amount of our distributions or our inability to meet REIT qualification requirements. These taxes include the following:

Tax on Undistributed Income. We will be subject to federal income tax at regular corporate rates on our taxable income (after certain adjustments applicable to REITs), as described below under “Overview of REIT Qualification Rules — Annual Distribution Requirements,” including net capital gain, that we do not distribute to our shareholders during, or within a specified time after, the calendar year in which the income is earned.

Tax on Prohibited Transactions. We will be subject to a 100% tax on net income from “prohibited transactions.” In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, that we hold for sale to customers in the ordinary course of business.

Tax on Failure to Meet Gross Income Requirements. If we fail to satisfy either the 75% gross income test or 95% gross income test as described under “Overview of REIT Qualification Rules — Income Tests” below, but continue to qualify for REIT status because the failure was due to reasonable cause and we satisfy certain other requirements, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) the amount, if any, by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test described below or (ii) the amount, if any, by which 90% of our gross income exceeds the amount qualifying under the 95% gross income test described below, multiplied by (b) a fraction intended to reflect our profitability.

Tax on Failure to Meet Distribution Requirements. If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for that year, (b) 95% of our REIT capital gain net income for that year, and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts we actually distributed.

Tax on Built-In Gain. If during the 10-year period beginning on March 24, 1995, which is the date that Shurgard Incorporated merged with us, we recognize gain on the disposition of any asset that we acquired from Shurgard Incorporated, then this gain will be subject to tax at the highest regular corporate rate to the extent of the excess of the fair market value of the asset as of March 24, 1995 over our adjusted basis in the asset as of March 24, 1995.

Alternative Minimum Tax. We may be subject to alternative minimum tax on items of tax preference that we do not distribute or allocate to our shareholders.

Tax on Foreclosure Property. If we have net income from the sale or other disposition of “foreclosure property” that we hold primarily as inventory or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income. Foreclosure property generally is defined as real property and any personal property incident thereto that we acquire as a result of a bid in foreclosure, or by agreement or legal process, following a default on a lease of the property or on an indebtedness secured by the property.

Tax on Redetermined Tax Items. We may be subject to a 100% tax on certain items of income we receive from, or on certain expenses deducted by, a “taxable REIT subsidiary,” if arrangements between us and any of our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties, as described below under “Overview of REIT Qualification Rules — Nature and Diversification of Assets.”

Overview of REIT Qualification Rules

      The following summarizes the basic requirements for REIT status:

•	We must be a corporation, trust or association that is managed by one or more trustees or directors;

•	Our stock or beneficial interests must be transferable, held by 100 or more shareholders, and no more than 50% of the value of our outstanding stock may be owned during the last half of each taxable year, directly or indirectly, by five or fewer individuals (including certain legal entities treated as individuals for this purpose);

•	We would be taxable as a domestic corporation but for the REIT provisions of the Code;

•	We must be neither a financial institution nor an insurance company subject to the applicable provisions of the Code;

•	We must satisfy certain tests relating to the nature and diversification of our assets, as described in detail below;

•	We must satisfy the two gross income tests discussed in detail below; and

•	We must satisfy certain annual distribution requirements, as discussed in detail below.

      The following discussion explains certain of these REIT qualification requirements in greater detail. It also addresses how these highly technical rules may impact our operations, noting areas of uncertainty that could adversely affect us and our shareholders.

      Share Ownership. Shares of our stock are fully transferable, subject to applicable securities laws, with the exception of certain shares that are subject to contractual transfer restrictions. However, these types of contractual and securities law restrictions on transferability are disregarded for purposes of determining the transferability of REIT shares. Furthermore, we have more than 100 shareholders and, to decrease the possibility that we will ever be closely held, our articles of incorporation contain restrictions on the ability of any person or legal entity to acquire over 9.8% of the outstanding shares of our class A common stock. The ownership and transfer restrictions pertaining to a particular issue of preferred stock will be described in the prospectus supplement relating to that issue.

      Nature and Diversification of Assets. On the last day of each calendar quarter, we must satisfy the following tests relating to the nature and diversification of our assets:

•	At least 75% of the value of our total assets must consist of real estate assets, including interests in real property and mortgages on loans secured by real property, cash, cash items (including receivables arising in the ordinary course of operation) and government securities;

•	No more than 25% of the value of our assets may consist of securities other than government securities;

•	Except for securities of “qualified REIT subsidiaries” and “taxable REIT subsidiaries,” the securities of any issuer that we own, other than securities that are government securities, may not represent (i) more than 5% of the value of our total assets or (ii) more than 10% of the vote or value of the outstanding securities of any issuer; and

•	No more than 20% of the value of our total assets may be represented by securities in one or more “taxable REIT subsidiaries.”

      Securities for purposes of the asset tests may include debt securities, to the extent that the debt securities are not secured by real property or are not otherwise considered a real estate asset. However, debt of an issuer will not count as a security for purposes of the 10% value test if the debt securities are

“straight debt” as defined under the Code and (i) the issuer is an individual, (ii) the only securities of the issuer the REIT holds are straight debt or (iii) the issuer is a partnership for tax purposes and the REIT holds at least a 20% profits interest in the partnership.

      Qualified REIT Subsidiaries. The Code provides that a “qualified REIT subsidiary” is disregarded for federal income tax purposes, and all assets, liabilities, and items of income, deductions and credit of a qualified REIT subsidiary are treated as the assets, liabilities and tax items of the REIT. A qualified REIT subsidiary is any corporation in which 100% of its stock is owned by a REIT. We currently own 100% of the outstanding stock of nine qualified REIT subsidiaries. Because these subsidiaries are disregarded, our ownership of stock or other securities in these subsidiaries does not have any impact on our ability to qualify as a REIT.

      Taxable REIT Subsidiaries. In general, a “taxable REIT subsidiary” is a corporation, other than a REIT, in which a REIT directly or indirectly owns stock and that elects, together with the REIT, to be treated as a taxable REIT subsidiary of the REIT. Taxable REIT subsidiaries are corporations subject to tax as “C” corporations that may perform activities which generate non-qualifying income, such as third-party management, development, and other independent business activities, as well as provide services to the REIT’s tenants. We hold stock in three corporations that have jointly elected with us to be our taxable REIT subsidiaries. Although we have not obtained an appraisal to determine the value of our stockholdings in these subsidiaries, we have represented that the value of these stockholdings is significantly less than 5% of the total value of all of our assets, and therefore we should satisfy the 20% test described above.

      Ownership of Partnership Interests by a REIT. In the case of a REIT that is a partner in a partnership, the Treasury regulations promulgated under the Code provide that the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to be entitled to the income of the partnership attributable to that share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the various REIT qualification tests, including the asset and income tests. We own interests in partnerships that directly or indirectly own and operate self storage centers. Therefore, for purposes of satisfying the various REIT qualification tests, including the asset and income tests, we are treated as if we own a proportionate share of each of the assets of these partnerships attributable to these interests and as if we are entitled to our proportionate share of the income of these partnerships. For these purposes, our interest in each of the partnerships is determined in accordance with its capital interest in the partnership. The character of the various assets in the hands of the partnership and the items of gross income of the partnership will remain the same in our hands for these purposes. Accordingly, to the extent the partnership receives qualified real estate rentals and holds real property, a proportionate share of the partnership’s qualified income and assets, based on our capital interest in the partnership, is treated as qualified rental income and real estate assets for purposes of determining our REIT characterization. We expect that substantially all the properties of the partnerships constitute real estate assets and generate qualified rental income for REIT qualification purposes.

      We have acquired partnership interests in some partnerships that entitle us to share in a percentage of profits that exceeds our percentage of total capital contributed to the partnerships. Regulatory authority does not specifically address this situation, and the current treatment of these profit interests when applying the gross income and asset tests is uncertain. For example, based on the existing rules, if the percentage share of net income allocated to a REIT based on a profits interest in a partnership exceeds its capital interest percentage share in the partnership’s underlying gross income, the amount of the excess should be entirely disregarded for REIT qualification purposes. Furthermore, the existing rules do not specifically address how a REIT determines its capital interest. The rules do not refer to the capital account or special allocation provisions of the Code and the Treasury regulations promulgated thereunder, and the rules do not address acquisitions of partnership interests for valuable consideration. Because we acquired these interests for valuable consideration when the partnership assets may have had some appreciated capital value, we may have had a capital percentage in the partnerships at the time we acquired the interests. If the Internal Revenue Service determines that the percentage of capital contributed is the proper indicator of a capital interest, however, a portion of our income and the real estate ownership interests that we claim through our interest in these partnerships may be disregarded when applying the gross income and asset tests.

      With respect to each issuer in which we own an interest that does not qualify as a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our pro rata share of the value of the issuer’s securities, including debt, does not exceed 5% of the total value of our assets and that we comply with the 10% voting securities limitation and the 10% value limitation (including the safe harbor applicable to “straight debt”) described above. In this regard, however, we cannot guarantee that the Internal Revenue Service will agree with our determinations.

      Income Tests. To maintain our qualification as a REIT, we must annually satisfy two gross income tests. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from any combination of the income qualifying under the 75% test described above, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of these types of income.

      The following specific rules are applicable to determination of whether rents that we receive from the lease of self storage centers qualify as “rents from real property” in satisfying the gross income requirements described above:

•	The amount of rent generally must not be based in whole or in part on the income or profits of any person. We do not anticipate charging rent for any portion of any property that is based in whole or in part on the income or profits of any person.

•	Rents received from a “related-party tenant” will not qualify as “rents from real property” in satisfying the gross income tests. Generally, a tenant is a “related-party tenant” if we, or an actual or constructive owner of 10% or more of the value of our stock, actually or constructively own 10% or more of the tenant. We anticipate that we will receive only a small amount of rents, if any, from “related party tenants.”

•	Rents that we receive from a taxable REIT subsidiary are not excluded from the definition of “rents from real property” under the “related-party tenant” rules above, provided that at least 90% of the leased space of a property is leased to tenants who are not “related-party tenants” or taxable REIT subsidiaries and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. We do not anticipate receiving rents from any of our taxable REIT subsidiaries that would fail to qualify as “rents from real property.”

•	If rent attributable to personal property leased in connection with the lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to this personal property will not qualify as “rents from real property.” We do not lease personal property in connection with its rental of self storage centers.

•	For rents to qualify as “rents from real property,” we must not operate or manage the property or furnish or render services to tenants unless we furnish or render these services through (i) an independent contractor from whom we derive no revenue or (ii) through a taxable REIT subsidiary. We need not use an independent contractor or a taxable REIT subsidiary to provide services to the extent that the services that we provide are usually and customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant.” In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property other than through an independent contractor or a taxable REIT subsidiary, provided that our income from the services does not exceed 1% of our income from the property.

      We have obtained an Internal Revenue Service private letter ruling that the management services that we provide for our own properties will not cause the rents that we receive to be treated as other than “rents from real property.” The ruling is based on a description of the management services that we perform in connection with our own properties, including maintenance, repair, lease administration, accounting and security.

      The ruling also considers certain ancillary services that we perform directly, such as truck rentals and inventory sales. The ruling provides that these services do not otherwise adversely affect the characterization of the rental income that we receive. Nonetheless, income from truck rentals and certain other ancillary services is nonqualifying income under the gross income tests. In addition, we treat as nonqualifying income a portion of the fees, consideration and certain reimbursements that we receive for performing management and administrative services with respect to properties that we do not own entirely.

      If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if (i) our failure to meet the test or tests was due to reasonable cause and not willful neglect, (ii) we attach a schedule of our income sources to our federal income tax return and (iii) any incorrect information on the schedule is not due to fraud with the intent to evade tax. As discussed above, even if these relief provisions apply, a tax would be imposed on our nonqualifying income.

      Annual Distribution Requirements. Each year, we must distribute dividends, other than capital gain dividends, to our shareholders in an amount equal to (1) the sum of (a) 90% of our “REIT taxable income,” as defined below, and (b) 90% of any net income from foreclosure property, less the tax on this income, minus (2) any “excess noncash income,” as defined below.

      “REIT taxable income” is the taxable income of a REIT computed without the deduction for dividends paid and excluding any net capital gain. REIT taxable income is further adjusted by certain items, including, for example, an exclusion for net income from foreclosure property, a deduction for the tax on the greater of the amount by which the REIT fails the 75% or the 95% income test, and an exclusion for an amount equal to any net income derived from prohibited transactions. “Excess noncash income” means the excess of certain amounts that the REIT is required to recognize as income in advance of receiving cash, such as original issue discount on purchase money debt, over 5% of the REIT taxable income before the deduction for dividends paid and excluding any net capital gain. Distributions must be made (i) in the taxable year to which they relate, or (ii) in the following taxable year if declared before the REIT timely files its tax return for that year and paid on or before the first regular dividend payment after the declaration.

      It is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between the actual receipt of income and the actual payment of deductible expenses and the inclusion of this income and deduction of these expenses in arriving at our taxable income. Furthermore, if we make substantial principal payments on indebtedness, which would have the effect of lowering the amount of distributable cash without an offsetting reduction in taxable income, such payments may adversely affect our ability to meet the distribution requirement. In the event that these timing differences or other reductions in distributable cash occur, in order to meet the 90% distribution requirement, we may find it necessary to arrange for short-term or long-term borrowings, or to pay dividends in the form of taxable distributions of stock.

      Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year that may be included in our deduction for dividends paid for the earlier year. However, we will be required to pay to the Internal Revenue Service interest based on the amount of any deduction taken for deficiency dividends.

      Furthermore, if we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for that year, (ii) 95% of our REIT capital gain income for that year, and (iii) any undistributable taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

Failure of Shurgard to Qualify as a REIT

      If we fail to qualify as a REIT in any taxable year, and the relief provisions do not apply, we would be subject to tax on our taxable income at regular corporate rates, thereby reducing the amount of cash available for distribution to our shareholders. We would not be permitted to deduct, or required to make, distributions to shareholders in any year in which we fail to qualify. In such an event, to the extent of current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income and, subject to limitations under federal tax laws, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory relief provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which the qualification was lost. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

Taxation of Holders of Debt Securities

      Holders of debt securities should consult the prospectus supplement relating to these securities for a discussion of federal income tax consequences associated with the ownership of debt securities.

Taxation of Holders of Preferred Stock

      Holders of preferred stock should consult the prospectus supplement relating to these securities for a discussion of federal income tax consequences associated with the ownership of preferred stock.

Taxation of Taxable U.S. Shareholders Generally

      As used in this prospectus, the term “U.S. Shareholder” means a holder of shares of common stock who for federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•	a trust whose administration is under the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

      Distributions Generally. So long as we qualify as a REIT, our distributions out of our current or accumulated earnings and profits that are not designated as capital gain dividends, as discussed below, will constitute dividends taxable as ordinary income to our U.S. Shareholders. These distributions will not be eligible for the dividends-received deduction by U.S. Shareholders that are corporations. To the extent that we make distributions other than capital gain dividends in excess of our current and accumulated earnings and profits, these distributions first will be treated as a tax-free return of capital to each U.S. Shareholder, which will reduce the U.S. Shareholder’s adjusted basis in his or her shares of stock for federal income tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a U.S. Shareholder’s adjusted basis in his or her shares will be taxable as capital gains, provided that the shares have been held as a capital asset. Dividends that we declare in October, November or December of any year and that are payable to a shareholder of record on a specified date in any of these months will be treated as both paid by us and received by the shareholder on December 31 of that year, provided that we actually pay the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

      Capital Gain Distributions. We may elect to designate distributions of our net capital gain as “capital gain dividends.” Distributions that we properly designate as capital gain dividends will be taxable to a U.S. Shareholder as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. Shareholder has held his or her shares of stock. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

      Passive Activity Losses and Investment Interest Limitations. Distributions that we make and gain arising from the sale or exchange by a U.S. Shareholder of shares of our common stock will not be treated as passive activity income, and, as a result, U.S. Shareholders generally will not be able to apply any “passive losses” against this income or gain. Distributions that we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of common stock, however, will not be treated as investment income unless the U.S. Shareholder elects that treatment, in which case the capital gain will be taxed at ordinary income rates. We will notify shareholders after the close of our fiscal year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

      Dispositions of Stock. On any sale or other disposition of shares of our common stock, a U.S. Shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the amount of cash and the fair market value of any property received on the sale or other disposition minus the holder’s adjusted basis in the shares for federal income tax purposes. This gain or loss will be capital gain or loss if the shares have been held by the U.S. Shareholder as a capital asset, and will be long-term capital gain or loss if the shares have been held for more than one year. In general, any loss recognized by a U.S. Shareholder on the sale or other disposition of shares of our stock that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions received by the U.S. Shareholder from us that were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Shareholders

      Distributions by us generally will not, subject to certain exceptions described below, constitute unrelated business taxable income, or UBTI, when received by a qualified plan, IRA or other tax-exempt shareholder, provided that the tax-exempt shareholder has not held its shares as “debt financed property” within the meaning of Section 514 of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt shareholder.

      For tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, of the Code, income from an investment in our common stock will constitute unrelated business taxable income, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our common stock. These prospective investors should consult their own tax advisors concerning these “set aside” and reserve requirements.

      Notwithstanding the above, a portion of the dividends paid by a “pension-held REIT” generally are treated as UBTI if received by any trust that (i) is described under Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code, and (iii) owns more than 10%, by value, of our outstanding stock, including preferred stock. Based on the ownership limit provisions on our stock, however, we do not expect to be classified as a “pension-held REIT” within the meaning of the Code.

U.S. Taxation of Non-U.S. Shareholders

      Overview. The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates, referred to in this prospectus as “Non-U.S. Shareholders,” are complex, and the following discussion is intended only as a summary of these rules. WE URGE PROSPECTIVE NON-U.S. SHAREHOLDERS TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE AND LOCAL INCOME TAX LAWS ON AN INVESTMENT IN SHURGARD, INCLUDING ANY REPORTING REQUIREMENTS.

      In general, a Non-U.S. Shareholder will be subject to the same federal income tax rules and rates that apply to a U.S. Shareholder if its investment in Shurgard is “effectively connected” with the Non-U.S. Shareholder’s conduct of a trade or business in the United States. A corporate Non-U.S. Shareholder that receives income that is or is treated as effectively connected with a U.S. trade or business also may be subject to the branch profits tax at a 30% rate (or any lower rate as may be specified by an applicable income tax treaty) under Section 884 of the Code. This tax is payable in addition to regular federal corporate income tax. The following discussion will apply to a Non-U.S. Shareholder whose investment in our common stock is not so effectively connected.

      Distributions Generally. Distributions by us that are not attributable to gain from our sale or exchange of “U.S. real property interests,” as discussed below, and that we do not designate as capital gain dividends, will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. The distributions generally will be subject to federal withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces or eliminates the withholding tax. To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions first will be treated as a tax-free return of capital to each non-U.S. Shareholder, which will reduce the Non-U.S. Shareholder’s adjusted basis in his, her or its shares of stock for federal income tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a non-U.S. Shareholder’s adjusted basis in his, her or its shares will be treated as a gain from the disposition of our shares, the tax treatment of which is described below.

      Distributions Attributable to Gain from the Sale or Exchange of U.S. Real Property Interests. For any year in which we qualify as a REIT, distributions that are attributable to gain from our sale or exchange of U.S. real property interests will be taxed to a Non-U.S. Shareholder in the United States under the Foreign Investment in Real Property Tax Act of 1980 (FIRPTA). Under FIRPTA, distributions by a REIT that are attributable to gains from sales or exchanges of U.S. real property interests, whether or not designated as capital gain dividends, are taxed to a Non-U.S. Shareholder as if the distributions constituted gains effectively connected with a U.S. trade or business. Accordingly, if we distribute capital gains to which FIRPTA applies, a Non-U.S. Shareholder will be taxed at the same capital gain rates that apply to U.S. Shareholders (subject to any applicable alternative minimum tax and special alternative minimum tax in the case of a nonresident alien individual). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax when made to a foreign corporate shareholder, except as otherwise provided by an applicable income tax treaty.

      Dispositions of Stock. A sale of our stock by a Non-U.S. Shareholder (other than certain nonresident individuals present in the United States for more than 183 days in the taxable year) generally will not be subject to federal income taxation unless the stock sold constitutes a U.S. real property interest. Similarly, dividends that exceed our current and accumulated earnings and profits and a Non-U.S. Shareholder’s basis will not be subject to federal income taxation, provided that the stock with respect to which the dividend is paid does not constitute a U.S. real property interest. Our common stock will not constitute a U.S. real property interest if (i) we are a “domestically-controlled REIT” or (ii) the stock is “regularly traded” on an established securities market such as Nasdaq or the NYSE and the shareholder owns, actually and constructively, not more than 5% of the stock during an applicable “look back” period. We will be classified as a “domestically-controlled REIT” if at all times during a specified testing period, less than 50%, by value, of our shares are held directly or indirectly by Non-U.S. Shareholders. While we believe that we are a domestically-controlled REIT, that status depends on the ownership of our freely transferable stock and, therefore, we cannot guarantee that we are or will continue to be a domestically-controlled REIT.

      Withholding Obligations. We generally will be required to withhold from distributions to Non-U.S. Shareholders, and remit to the Internal Revenue Service, (a) 35% of designated capital gain dividends, or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends and (b) 30% (or a lower treaty rate) of ordinary dividends paid out of our current and accumulated earnings and profits. If we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of these prior distributions, will be treated as capital gain dividends for withholding purposes. If we do not so withhold, we are required to withhold 10% from any distribution to a Non-U.S. Shareholder whose shares are classified as a U.S. real property interest, as described in the preceding paragraph, if the distribution exceeds our current and accumulated earnings and profits. We will determine the amount of the distribution subject to withholding based a reasonable estimate of our current and accumulated earnings and profits. If the amount of tax that we withhold with respect to a distribution to a Non-U.S. Shareholder exceeds the Non-U.S. Shareholder’s federal tax liability with respect to the distribution, the Non-U.S. Shareholder may file for a refund of the excess tax from the Internal Revenue Service.

Backup Withholding and Information Reporting.

      U.S. Shareholders. We will report to our U.S. Shareholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at a rate equal to the fourth lowest income tax rate applicable to individuals (which is 30.0% for 2002 and 2003, 29.0% for 2004 and 2005, and 28.0% for 2006) with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that does not provide us with his or her correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. Shareholder’s income tax liability.

      Non-U.S. Shareholders. The backup withholding and information reporting rules generally do not apply to payments that are subject to the 30% withholding tax on dividends paid to a Non-U.S. Shareholder, or to payments that are exempt from the withholding tax by application of a tax treaty or special exception, provided that the Non-U.S. Shareholder provides certain required documentation to us that certifies that the Non-U.S. Shareholder is not a U.S. person (and, in certain situations, that the beneficial owners of the Non-U.S. Shareholder are not U.S. persons) or that benefits under a tax treaty or a special exception apply under the Non-U.S. Shareholder’s particular circumstances.

      Payment to or through a U.S. office of a broker of the stock sale proceeds is subject to both backup withholding and information reporting unless the Non-U.S. Shareholder certifies under penalties of perjury that the shareholder is not a U.S. person, or otherwise establishes an exemption. Generally, backup withholding and information reporting will not apply to a payment of stock sale proceeds by or through a foreign office of a foreign broker. However, information reporting, but not backup withholding, will apply to a payment of stock sale proceeds by a foreign office of a broker that (i) is a U.S. person, (ii) derives 50% or more of its gross income from the conduct of a trade or business in the United States, or (iii) is a “controlled foreign corporation,” which generally is a foreign corporation controlled by U.S. Shareholders for federal income tax purposes. This information reporting requirement does not apply if the broker has documentary evidence that the shareholder is not a U.S. person and evidence that other requirements are satisfied, or the shareholder otherwise establishes an exemption. A Non-U.S. Shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

State, Local and Foreign Taxes

      Holders of common stock may be subject to various state, local or foreign taxes in other jurisdictions in which shareholders reside or own property or other interests. The tax treatment of our shareholders in states, localities and foreign countries having taxing jurisdiction over them may differ from the federal income tax treatment described in this summary. Consequently, each shareholder should consult his, her or its tax advisor as to the tax consequences of the common stock under these respective state, local, and foreign laws.

PLAN OF DISTRIBUTION

      We may sell the securities through underwriters or dealers, through agents, or directly to one or more purchasers. The applicable prospectus supplement will describe the terms of the offering of the securities, including

•	the name or names of any underwriters, if any;

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.

      Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

      If we use underwriters in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to specific limited conditions, the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

      We may sell securities directly or through agents we designate from time to time. Such agents, in sales of securities in at-the-market or negotiated transactions, may include Cantor Fitzgerald & Co. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

      We may authorize agents or underwriters to solicit offers by institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

      We may provide agents and underwriters with indemnification against particular civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

      All securities we offer other than common stock will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

ERISA CONSIDERATIONS

      ERISA stands for the Employee Retirement Income Security Act of 1974 and its amendments. ERISA imposes restrictions on many employee benefit plans and their fiduciaries. Before purchasing any of our securities on behalf of an ERISA plan, or a tax-qualified retirement plan not subject to Title I of ERISA, such as a governmental or church plan (a “Non-ERISA Plan”), or an individual retirement account (an “IRA”), persons making the investment decision for the plan or IRA should make sure that the plan’s or the IRA’s governing documents permit the purchase. The decision-makers should also verify that the purchase is prudent and appropriate in view of the plan’s overall investment policy and its existing investments.

      Certain fiduciaries in an ERISA plan are charged with making the investment decision for the plan. Each appropriate fiduciary of an ERISA plan should consider carefully whether an investment in our shares is consistent with its fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Title I of ERISA require an ERISA plan’s investments to be (1) prudent and in the best interests of the ERISA plan, its participants and its beneficiaries, (2) diversified in order to minimize the risk of large losses, unless it is clearly prudent not to do so, and (3) authorized under the terms of the ERISA plan’s governing documents (provided the documents are consistent with ERISA). In determining whether an investment in our shares is prudent for purposes of ERISA, the appropriate fiduciary of an ERISA plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA plan’s portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA plan, taking into consideration the risk of loss and opportunity for gain (or other return) from the investment, the diversification, cash flow and funding requirements of the ERISA plan’s portfolio.

      Persons making the investment decision for a Non-ERISA Plan or IRA, should consider that such a Non-ERISA Plan or IRA may only make investments that are authorized by the appropriate governing documents and under applicable state law.

      In addition, persons making the investment decision for an ERISA plan, Non-ERISA Plan or IRA should consider the application of the prohibited transaction provisions of ERISA and the Internal Revenue Code in making their investment decision. A “party in interest” or “disqualified person” with respect to an ERISA plan, or a Non-ERISA Plan or IRA covered by Section 4975 of the Internal Revenue Code, is subject to (1) an initial 15% excise tax on the amount involved in any prohibited transaction involving the assets of the plan or IRA and (2) an excise tax equal to 100% of the amount involved if any prohibited transaction is not timely corrected. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA is maintained (or his or her beneficiary), the IRA will lose its tax-exempt status and its assets will be deemed to have been distributed to such individual in a taxable distribution (and no excise tax will be imposed) on account of the prohibited transaction. In addition, a fiduciary of an ERISA plan who permits an ERISA plan to engage in a transaction that the fiduciary knows or should know is a prohibited transaction may be liable to the ERISA plan for any loss the ERISA plan incurs as a result of the transaction or for any profits earned by the fiduciary in the transaction.

      There are certain statutory, class and individual exemptions from the prohibited transaction provisions of ERISA and the Internal Revenue Code. Thus, if persons making the investment decision for an ERISA plan, a Non-ERISA Plan or an IRA wants to enter into a transaction with a party in interest or a disqualified person with respect to the plan or IRA, such persons should assure themselves that an exemption applies to the purchase and holding of the securities.

      Regulations of the DOL defining “plan assets” (the “Plan Asset Regulations”) generally provide that when an ERISA plan, Non-ERISA Plan or IRA acquires a security that is an equity interest in an entity and the security is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, the plan’s or IRA’s assets include both the equity interest and an undivided interest in each of the underlying assets of the issuer of such equity interest, unless one or more exceptions specified in the Plan Asset Regulations are satisfied.

      The Plan Asset Regulations define a publicly-offered security as a security that is “widely held,” “freely transferable,” and part of a class of securities either registered under the Securities Exchange Act of 1934 or sold pursuant to an effective registration statement under such Act, provided the securities are registered under such Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred. The Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be widely held because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control. The Plan Asset Regulations provide that whether a security is “freely transferable” is generally a factual question to be determined on the basis of all relevant facts and circumstances.

      Persons making the investment decision for an ERISA plan, a Non-ERISA Plan or an IRA who are considering the acquisition of any of our securities should consult with their counsel prior to acquiring such securities.

LEGAL MATTERS

      Perkins Coie LLP, Seattle, Washington, will provide Shurgard with an opinion as to the legality of the securities we are offering.

EXPERTS

      The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Shurgard Storage Centers, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated March 12, 2002, which is incorporated herein by reference, and have so been incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

5,000,000 Shares

Shurgard Storage Centers, Inc.

Class A Common Stock

PROSPECTUS SUPPLEMENT
July 11, 2003

Citigroup

Banc of America Securities LLC
Merrill Lynch & Co.